     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 9, 1994

                                                      REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                             EAGLE FINANCIAL CORP.
             (Exact name of registrant as specified in its charter)

       DELAWARE                     6712                    06-1194047
      (State of         (Primary Standard Industrial     (I.R.S. Employer
    Incorporation)
                        Classification Code Number)   Identification Number)

                            ------------------------

                                222 MAIN STREET
                           BRISTOL, CONNECTICUT 06010
                                 (203) 589-4600
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------

                                  MARK J. BLUM
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                             EAGLE FINANCIAL CORP.
                                222 MAIN STREET
                           BRISTOL, CONNECTICUT 06010
                                 (203) 589-4600
      (Name, address, including zip code, and telephone number, including area code, of registrant's agent for service)
                            ------------------------

                          COPIES OF COMMUNICATIONS TO:

      CHARLES E. ALLEN, Esq.             MITCHELL KLEINMAN, Esq.
      STUART G. STEIN, Esq.                    Brown & Wood
      Hogan & Hartson L.L.P.              One World Trade Center
   555 Thirteenth Street, N.W.              New York, NY 10048
      Washington, D.C. 20004                  (212) 839-5300
          (202) 637-5600

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                            ------------------------

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

                                                    PROPOSED
                                                     MAXIMUM         PROPOSED
                                                    AGGREGATE         MAXIMUM
                                                    OFFERING         AGGREGATE        AMOUNT OF
   TITLE OF EACH CLASS OF         AMOUNT TO         PRICE PER        OFFERING       REGISTRATION
SECURITIES TO BE REGISTERED   BE REGISTERED (1)     SHARE (2)        PRICE (2)         FEE (2)
Common Stock, par value $.01
 per share..................  1,299,500 shares       $22.125      $28,751,437.50      $9,914.29

(1) Includes 169,500 shares subject to the exercise of the Underwriter's over-allotment option.
(2) In accordance with Rule 457(c) (17 C.F.R. Section 230.457(c)), the offering price per share of Common Stock is based upon the average of the high and low prices of such stock on August 3, 1994, as reported on the American Stock Exchange.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                             EAGLE FINANCIAL CORP.
                             CROSS-REFERENCE SHEET
                   PURSUANT TO ITEM 501(b) OF REGULATION S-K

ITEM NUMBERS AND FORM S-2 CAPTION                                                LOCATION IN PROSPECTUS
- ----------------------------------------------------------------  -----------------------------------------------------
       1.  Forepart of Registration Statement and Outside Front
            Cover Page of Prospectus............................  Forepart of Registration Statement and Outside Front
                                                                   Cover Page
       2.  Inside Front and Outside Back Cover Pages of
            Prospectus..........................................  Inside Front and Outside Back Cover Pages
       3.  Summary Information, Risk Factors and Ratio of
            Earnings to Fixed Charges...........................  The Company; Selected Financial and Other Data
       4.  Use of Proceeds......................................  Use of Proceeds
       5.  Determination of Offering Price......................  Underwriting
       6.  Dilution.............................................  Not applicable
       7.  Selling Security Holders.............................  Not applicable
       8.  Plan of Distribution.................................  Underwriting
       9.  Description of Securities to be Registered...........  Description of Capital Stock
      10.  Interests of Named Experts and Counsel...............  Not applicable
      11.  Information With Respect to the Registrant...........  The Company; Market Prices and Dividends;
                                                                   Capitalization; Selected Financial and Other Data;
                                                                   Management's Discussion and Analysis of Financial
                                                                   Condition and Results of Operations; Description of
                                                                   Capital Stock; Consolidated Financial Statements;
                                                                   Available Information; Incorporation of Certain
                                                                   Documents by Reference
      12.  Incorporation of Certain Documents by Reference......  Incorporation of Certain Documents by Reference
      13.  Disclosure of Commission Position on Indemnification
            for Securities Act Liabilities......................  Not applicable

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED AUGUST 9, 1994
PROSPECTUS

                                1,130,000 SHARES
                             EAGLE FINANCIAL CORP.
                                  COMMON STOCK

    All 1,130,000 shares of common stock, par value $.01 per share ("Common Stock") offered hereby (the "Offering") are being sold by Eagle Financial Corp. ("Eagle" or the "Company"), the holding company of Eagle Federal Savings Bank. The Common Stock is traded on the American Stock Exchange ("AMEX") under the symbol "EAG." On August 3, 1994, the closing price of the Common Stock on the AMEX was $22.125 per share.

                            ------------------------

THESE  SECURITIES HAVE  NOT BEEN APPROVED  OR DISAPPROVED BY  THE SECURITIES AND
    EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION NOR  HAS  THE
       SECURITIES   AND  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES
            COMMISSION PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF
                THIS   PROSPECTUS.  ANY  REPRESENTATION  TO  THE
                           CONTRARY IS A CRIMINAL OFFENSE.

THE  SHARES  OF  COMMON   STOCK  OFFERED  HEREBY   ARE  NOT  SAVINGS   ACCOUNTS,
    DEPOSITS  OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION, AND ARE
       NOT INSURED  BY THE  FEDERAL  DEPOSIT INSURANCE  CORPORATION,  THE
           BANK  INSURANCE  FUND, THE  SAVINGS  ASSOCIATION INSURANCE
                       FUND OR ANY OTHER GOVERNMENTAL AGENCY.

                                        PRICE TO         UNDERWRITING        PROCEEDS TO
                                         PUBLIC          DISCOUNT (1)      COMPANY (2)(3)
Per Share.........................          $                  $                  $
Total.............................          $                  $                  $

(1) The Company has agreed to indemnify Keefe, Bruyette & Woods, Inc. (the "Underwriter") against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2)  Before deducting  estimated expenses of  $        relating  to the Offering
    payable by the Company. See "Use of Proceeds."

(3) The Company has granted the Underwriter a 30-day option to purchase up to an additional 169,500 shares of Common Stock to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting
    Discount  and Proceeds to  Company will be $        , $        and $       ,
    respectively. See "Underwriting."

                            ------------------------

    The shares of Common Stock are offered by the Underwriter, subject to prior sale, when, as and if issued to and accepted by the Underwriter, subject to approval of certain legal matters by counsel for the Underwriter and subject to certain other conditions. The Underwriter reserves the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of certificates for shares of Common Stock will be made in New
York, New York on or about             , 1994.

                            ------------------------

                         KEEFE, BRUYETTE & WOODS, INC.
                                ---------------

               The date of this Prospectus is             , 1994

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                            ------------------------

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission at Seven World Trade Center, New York, New York 10048 and Suite 1400, Citicorp Center, 500 West Madison Avenue, Chicago, Illinois 60661. Copies of such material also can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material also can be inspected at the AMEX, 86 Trinity Place, New York, New York 10006.

    The Company has filed with the Commission in Washington, D.C., a registration statement on Form S-2 (together with all amendments thereto, the "Registration Statement") under the Securities Act, with respect to the securities covered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement, certain items of which are contained in or incorporated by reference as exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits filed or incorporated by reference as a part thereof. Statements contained herein concerning the provisions of documents filed with, or incorporated by reference in, the Registration Statement as exhibits are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. All of these documents may be inspected without charge at the offices of the Commission as described above, and copies may be obtained therefrom at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference herein: Annual Report on Form 10-K for the year ended September 30, 1993, and Amendment No. 1 to the Form 10-K on Form 10-K/A, as filed on July 12, 1994; Quarterly Reports on Form 10-Q for the quarters ended December 31, 1993, March 31, 1994 and [June 30, 1994]; and Current Reports on Form 8-K, as filed on November 12, 1993 and June 24, 1994,
and [Amendment No. 1 to Form 8-K on Form 8-K/A, as filed on August   , 1994].

    All other reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, since the end of the fiscal year covered by the Annual Report referred to above and prior to the date of this Prospectus, shall be deemed to be incorporated by reference in this Prospectus and to be a part thereof.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to any person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been incorporated herein by reference, other than exhibits to such documents. Written requests for such copies should be addressed to Irene K. Hricko, Vice President and Corporate Secretary, Eagle Financial Corp., 222 Main Street, Bristol, Connecticut, 06010. Telephone requests may be directed to Ms. Hricko at (203) 489-0441.

                             EAGLE FINANCIAL CORP.

                                     [MAP]

                                  THE COMPANY

    GENERAL  --  Eagle is  the  holding company  of  Eagle Federal  Savings Bank
("Eagle Federal" or the "Bank"). The Company was organized as the holding company of First Federal Savings and Loan Association of Torrington, Connecticut ("Torrington") upon its conversion to a stock company in 1987. In 1988, BFS Bancorp, Inc., the holding company of Bristol Federal Savings Bank, Bristol, Connecticut ("Bristol"), merged into Eagle in a combination structured as a merger of equals and accounted for as a pooling-of-interests. Bristol had converted to a stock company in 1987. Torrington and Bristol have operated as savings institutions since 1919 and 1924, respectively. In January 1993, Eagle merged Bristol with Torrington under the new name Eagle Federal Savings Bank. Unless otherwise stated, all references herein to Eagle or the Company include Eagle Federal and other subsidiaries on a consolidated basis.

    Eagle, at June 30, 1994, had total assets of $1.1 billion, net loans receivable of $775.1 million, deposits of $982.7 million and shareholders' equity of $64.6 million. Through Eagle Federal, the Company provides consumer banking services through 23 banking offices in Connecticut, serving the Torrington, Bristol, Danbury and Hartford market regions. In the Torrington market region, Eagle Federal ranks first, along with one other institution, with a deposit market share of 23% at September 30, 1993. In the Bristol market region, Eagle Federal ranks second, with a deposit market share of 24% at the same date. As a community oriented savings bank, Eagle Federal focuses on the financial needs of its customers in these local markets, seeking to develop long-term deposit and lending relationships. In its lending activities, the Bank stresses asset quality through its emphasis on 1-4 family first mortgage lending in its local markets and the use of conservative loan underwriting standards. Deposit accounts at the Bank are insured by the Federal Deposit Insurance Corporation (the "FDIC").

    Eagle's net income has increased each of the previous five fiscal years from $3.5 million, or $1.17 per share, in fiscal 1989 to $6.2 million, or $1.97 per share, in fiscal 1993. Eagle's net income for the nine months ended June 30, 1994 was $5.6 million, compared to $4.7 million for the same nine month period in fiscal 1993.

    Eagle intends to continue to concentrate on increasing its earnings, maintaining high asset quality, meeting customer needs in its existing local markets, and expanding through selected future acquisitions.

    Eagle's principal executive office is located at 222 Main Street, Bristol, Connecticut 06010 and its telephone number is (203) 589-4600.

    RECENT ACQUISITIONS -- In recent periods, Eagle has significantly expanded its operations through three federally assisted acquisitions in which Eagle Federal acquired certain assets and assumed deposit liabilities from the FDIC or the Resolution Trust Corporation ("RTC"), as shown below. Substantially all of the loans acquired in these acquisitions consisted of 1-4 family residential first mortgage loans and home equity loans. In The Bank of Hartford, Inc. ("Bank of Hartford") transaction, Eagle Federal also acquired $72.7 million of investment securities, substantially all of which are U.S. Treasury and government agency obligations, and loan servicing rights on $80.5 million of loans with an average loan servicing fee of 0.375%. In addition to these assisted
acquisitions,  Eagle Federal  in  July   1993  purchased  from  another  savings
institution a banking office in Brookfield, Connecticut with $8.2 million in deposits, and relocated its previously acquired Brookfield office to that location.

                                                                                     BANKING
                                      DEPOSITS     LOANS    INTANGIBLE   NET CASH    OFFICES
ASSISTED ACQUISITION                   ASSUMED   ACQUIRED     ASSETS     RECEIVED   ACQUIRED    ACQUISITION DATE
- ------------------------------------  ---------  ---------  -----------  ---------  ---------  ------------------
Danbury Federal Savings                $113.7      $85.0       $1.2        $32.8        6        March 13, 1992
 and Loan Association...............   million    million     million     million
("Danbury Federal")
Danbury, CT

Brookfield Bank.....................    $66.5       --       $595,000      $66.0        1         May 8, 1992
Brookfield, CT                         million                            million

Bank of Hartford....................   $275.0      $80.6       $11.9      $112.4        6        June 10, 1994
Hartford, CT                           million    million     million     million(a)
- --------

(a) Includes $9.7 million cash receivable from the FDIC.

    Eagle has pursued acquisitions which complement its existing operations and market area. Each of the assisted acquisitions made by the Bank has had an immediate positive impact on the Company's net income and allowed it to maintain asset quality. By primarily pursuing assisted acquisitions involving the FDIC or the RTC, the Company believes that it has successfully expanded at a reasonable cost and without dilution to shareholder value.

    Eagle's expansion strategy is reflected in its recent acquisition of the Bank of Hartford, which represents a natural extension of Eagle's existing markets since many residents of Bristol and Torrington commute to the Hartford area. The Hartford market area is contiguous to Eagle's current market areas, and has a higher population density and is generally more affluent than the Bristol and Torrington markets. The Company believes that its expansion into the Hartford market area creates an additional opportunity for loan originations. In addition, the combination of size, geographical proximity and cost of the acquired banking offices is expected to have a positive impact on the Company's efficiency ratio.

    BUSINESS -- As a holding company, the business operations of Eagle are conducted through the Bank. The Bank primarily is engaged in the business of accepting deposits from the general public and using such funds in the origination of first mortgage loans for the purchase, refinance or construction of 1-4 family homes. At June 30, 1994, 99.3%, or $780.6 million, of the Bank's $786.1 million total loans receivable was secured by real estate. The Bank's real estate loans include $681.9 million of first mortgage loans secured by 1-4 family residential real estate (86.7% of total loans receivable), $62.0 million of home equity loans, secured by second deeds of trust on residential real estate (7.9% of total loans receivable), $36.2 million of multi-family, commercial real estate, and land loans (4.7% of total loans receivable ). The remaining $5.9 million of loans (0.7% of total loans receivable) are consumer loans, primarily loans secured by deposits and personal loans.

    Eagle has experienced increased loan originations (excluding purchased loans), with $209.9 million of originations in fiscal 1993, compared to $163.5 million in fiscal 1992, and $164.1 million for the nine months ended June 30, 1994, compared to $147.8 million for the nine months ended June 30, 1993. Increased loan origination activity during fiscal 1993 and the first nine months of fiscal 1994 is due in substantial part to refinancings of mortgage loans in reaction to generally low market interest rates. However, as a result of recent increases in mortgage interest rates, Eagle anticipates a decline in 1-4 family mortgage loan originations and, beginning in fiscal 1995, intends to implement strategies which will put more emphasis on originating multi-family and other commercial real estate loans and consumer loans within its primary market areas. This will involve hiring personnel with proven experience in these types of commercial real estate and consumer loan products. The marketing of these loans will focus on Eagle's existing customer base, as well as new relationships within Eagle's primary market areas.

    Based on its lending strategy, Eagle has been able to maintain relatively stable asset quality. Total non-performing assets of Eagle were $10.4 million at September 30, 1992, $12.0 million at September 30, 1993 and $12.0 million (or $9.2 million excluding $2.8 million of non-performing assets acquired in the Bank of Hartford transaction) at June 30, 1994. At those dates, non-performing assets constituted 1.81%, 1.81% and 1.54%, respectively, of total loans receivable and real estate owned. At June 30, 1994, Eagle's allowance for losses totaled $8.4 million, or 104% of total non-performing loans.

    Eagle Federal's funding strategy is focused primarily on developing core deposits such as regular savings and checking accounts, and attracting long-term certificates of deposit.

    Eagle also makes available to its customers various investment products through Liberty Securities Corporation, a registered broker-dealer not affiliated with Eagle. These products include mutual funds, unit investment trusts and fixed- and variable-rate annuity contracts, as well as discount brokerage services.




    REGULATION -- Eagle, as a unitary thrift holding company, and Eagle Federal, as its wholly-owned subsidiary, are subject to comprehensive regulation, supervision and examination by the Office of Thrift Supervision ("OTS"), as the primary federal regulator of the Bank. The FDIC also has significant regulatory authority over the Bank. The Board of Governors of the Federal Reserve System ("FRB") has regulatory authority as to certain matters concerning the Bank. Eagle Federal is a member of the Federal Home Loan Bank ("FHLB") System. FHLB advances are a source of funds for the Bank.

                                USE OF PROCEEDS

    Net proceeds to Eagle from the sale of the shares of Common Stock offered hereby are estimated to be $ million ($ million if the Underwriter's over-allotment option is exercised in full), assuming a price to the public of $ per share, and after deducting an estimated underwriting discount and other offering expenses payable by Eagle.

    Eagle intends to contribute all of the net proceeds of the Offering to the Bank as additional capital. This will increase the Bank's core capital from
4.69%  at  June 30,  1994  to      %  on a  pro  forma basis  (or      %  if the
over-allotment option is exercised in full). The additional capital will effectively restore the Bank's core capital ratio to its position prior to the June 10, 1994 Bank of Hartford transaction. The additional capital also may facilitate further acquisitions in Connecticut or other generally adjacent market areas. There are currently no pending negotiations or assisted bid submissions as to any acquisition.

                          MARKET PRICES AND DIVIDENDS

    Eagle's Common Stock is traded on the AMEX under the symbol "EAG." The table below sets forth, for the fiscal periods indicated, the reported high and low sale prices of the Common Stock on the AMEX and the cash dividends paid per share. Reported sales prices and cash dividends on the Common Stock have been adjusted retroactively to give effect to a 10% stock dividend paid in September 1993.

                                                                                                  PRICE RANGE
                                                                                       ----------------------------------
                                                                                                                 CASH
                                                                                         HIGH        LOW      DIVIDENDS
                                                                                       ---------  ---------  ------------
Fiscal 1992
  First quarter ended December 31, 1991..............................................  $  11 7/8  $   9 5/8   $     .15
  Second quarter ended March 31, 1992................................................     17 1/2     11 3/4         .15
  Third quarter ended June 30, 1992..................................................     16 3/8         14         .15
  Fourth quarter ended September 30, 1992............................................     16 3/8         15         .15
Fiscal 1993
  First quarter ended December 31, 1992..............................................     17 3/8         15         .17
  Second quarter ended March 31, 1993................................................     20 1/4     16 3/4         .17
  Third quarter ended June 30, 1993..................................................     19 1/4     16 1/4         .17
  Fourth quarter ended September 30, 1993............................................     19 5/8     16 5/8         .17
Fiscal 1994
  First quarter ended December 31, 1993..............................................     21 5/8     18 3/4         .19
  Second quarter ended March 31, 1994................................................     20 5/8     19 1/8         .19
  Third quarter ended June 30, 1994..................................................     23 5/8     19 1/8         .19
  Fourth quarter (through August 3, 1994)............................................     23 5/8     21 1/4         .19*

- ------------------------
*Payable on September 1, 1994 to shareholders of record on August 15, 1994.

    On August 3, 1994, the closing sale price of the Common Stock, as reported on the AMEX, was $22.125 per share. As of August 3, 1994, there were approximately 1,850 holders of record of the 3,123,035 shares of Common Stock then issued and outstanding.

    The Board of Directors has declared quarterly cash dividends since shortly after the Company's initial public offering in 1987. Eagle also established a dividend reinvestment and stock purchase plan in 1993. Since Eagle has traditionally invested substantially all of its liquid assets in the Bank as capital, the payment of quarterly cash dividends by Eagle in the future will continue to be dependent upon the Bank paying cash dividends to Eagle. The payment of cash dividends by the Bank will depend upon its earnings, financial condition (including capital needs), regulatory limitations and other factors deemed relevant by the Board of Directors. See "Description of Capital Stock -- Dividend Limitations" and Note 13 to Consolidated Financial Statements as to dividend limitations applicable to the Bank.

                                 CAPITALIZATION

    The following table sets forth the capitalization of Eagle and certain capital ratios of the Bank at June 30, 1994, and as adjusted to give effect to the issuance of 1,130,000 shares of Common Stock in the Offering and the receipt of the estimated net proceeds therefrom based on the assumptions set forth in "Use of Proceeds." The information set forth in the table should be read in conjunction with the Consolidated Financial Statements of Eagle and the related notes thereto included elsewhere in this Prospectus.

                                                                                              AT JUNE 30, 1994
                                                                                          ------------------------
                                                                                            ACTUAL     AS ADJUSTED
                                                                                          -----------  -----------
                                                                                           (DOLLARS IN THOUSANDS)
Deposits................................................................................  $   982,673   $ 982,673
                                                                                          -----------  -----------
                                                                                          -----------  -----------
Borrowings:
  FHLB advances.........................................................................  $    23,750   $  23,750
  Other borrowed money..................................................................        7,892       7,892
                                                                                          -----------  -----------
    Total borrowings....................................................................  $    31,642   $  31,642
                                                                                          -----------  -----------
                                                                                          -----------  -----------
Shareholders' equity:
  Common stock, par value $.01 per share, 8,000,000 shares authorized; 3,118,785 shares issued and outstanding (excluding treasury shares); as adjusted, 4,248,785 shares
   issued and outstanding (excluding treasury shares)...................................  $        32   $      43
    Additional paid-in capital..........................................................       34,415
  Retained earnings.....................................................................       31,777      31,788
  Net unrealized loss on securities available for sale..................................         (675)       (675)
  Cost of common stock in Treasury......................................................         (362)       (362)
  Employee stock ownership plan stock...................................................         (542)       (542)
                                                                                          -----------  -----------
    Total shareholders' equity (a)......................................................  $    64,645   $
                                                                                          -----------  -----------
                                                                                          -----------  -----------
Bank capital ratios (a):
  Tangible..............................................................................         4.66%         -- %
  Core capital..........................................................................         4.69      --
  Risk-based capital....................................................................        10.59      --

- ------------------------
(a) If the Underwriter's over-allotment option is exercised in full, shareholders' equity, as adjusted, would be increased to $ and the Bank capital ratios, as adjusted, would be % tangible capital, % core
     capital and    % risk-based capital.

                       SELECTED FINANCIAL AND OTHER DATA

    The selected consolidated financial information under the captions "Summary of Operations" and "Balance Sheet Data" below as of September 30, 1993 and
1992 and for each of the three years in the period ended September 30, 1993 has  been  derived  from the audited consolidated financial  statements of the Company, which financial statements have been audited by KPMG Peat Marwick, independent auditors, as of and for the year ended September 30, 1993, and by Ernst & Young LLP, independent auditors, as of September 30, 1992 and for each of two years in the period ended September 30, 1992. The selected consolidated financial data set forth below as of September 30, 1991, 1990 and 1989 and for each of the two years in the period ended September 30, 1990 has been derived from the audited consolidated financial statements of
Eagle not separately presented herein. The  selected   interim consolidated
financial information under such captions, for and at the nine month periods ended June 30, 1994 and 1993, has been derived from the unaudited financial statements of the Company included elsewhere herein, and which, in the opinion of the management, reflect all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation. The results of operations for such nine-month periods are not necessarily indicative of the results which may be expected for any other interim period or for the full year. This information and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" should be read in conjunction with the Consolidated
Financial  Statements  and  related  Notes included elsewhere herein.

                                NINE MONTHS ENDED JUNE 30,
                                                                              YEARS ENDED SEPTEMBER 30,
                                ---------------------------   ---------------------------------------------------------
                                  1994(A)          1993           1993         1992(B)          1991           1990
                                ------------   ------------   ------------   ------------   ------------   ------------
                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SUMMARY OF OPERATIONS:
Interest income...............  $    42,075    $    41,940    $    55,754    $    51,884    $    47,271    $    45,994
Interest expense..............       20,209         21,567         28,469         29,698         30,639         31,181
                                ------------   ------------   ------------   ------------   ------------   ------------
Net interest income...........       21,866         20,373         27,285         22,186         16,632         14,813
Provision for loan losses.....          900          1,179          1,708          1,646          1,652            281
Other income..................        2,249          1,808          2,504          2,462          1,653          1,199
Other expenses................       13,495         12,043         16,292         12,936          9,241          9,514
                                ------------   ------------   ------------   ------------   ------------   ------------
Income before income taxes and
 cumulative effect of
 accounting changes...........        9,720          8,959         11,789         10,066          7,392          6,217
Income taxes..................        4,078          4,235          5,637          4,900          3,381          2,684
Less cumulative effect of
 accounting changes (c).......           30        --             --             --             --             --
                                ------------   ------------   ------------   ------------   ------------   ------------
Net income....................  $     5,612    $     4,724    $     6,152    $     5,166    $     4,011    $     3,533
                                ------------   ------------   ------------   ------------   ------------   ------------
                                ------------   ------------   ------------   ------------   ------------   ------------
PER SHARE DATA (D):
Shareholders' equity (period
 end).........................  $     20.73    $     19.54    $     19.78    $     18.57    $     17.42    $     16.67
Net income....................         1.74           1.51           1.97           1.70           1.37           1.19
Dividends.....................         0.57           0.46           0.63           0.55           0.47           0.46
Dividend payout ratio.........        31.38%         29.49%         31.05%         32.09%         34.44%         38.93%
Weighted average shares
 outstanding..................    3,219,210      3,122,846      3,128,220      3,046,335      2,928,910      2,959,524
BALANCE SHEET DATA (PERIOD
 END):
Total assets..................  $ 1,099,726    $   778,015    $   792,468    $   751,171    $   524,429    $   480,553
Loans receivable, net.........      775,135        634,619        656,344        568,124        432,507        420,228
Mortgage-backed securities....       72,712         28,650         25,953         31,652          5,248          6,154
Investment securities
 available for sale...........       16,815          5,773         15,599        --             --             --
Investment securities.........       84,415         49,782         46,880         86,019         40,127         16,805
Deposits......................      982,673        701,407        706,214        677,701        458,074        402,627
FHLB advances and other
 borrowings...................       31,642          6,314         16,252          7,326         11,068         25,093
Shareholders' equity..........       64,645         59,159         60,407         55,004         50,892         48,889


                                    1989
                                ------------

SUMMARY OF OPERATIONS:
Interest income...............  $    43,289
Interest expense..............       30,238
                                ------------
Net interest income...........       13,051
Provision for loan losses.....           99
Other income..................        1,350
Other expenses................        8,611
                                ------------
Income before income taxes and
 cumulative effect of
 accounting changes...........        5,691
Income taxes..................        2,225
Less cumulative effect of
 accounting changes (c).......      --
                                ------------
Net income....................  $     3,466
                                ------------
                                ------------
PER SHARE DATA (D):
Shareholders' equity (period
 end).........................  $     15.78
Net income....................         1.17
Dividends.....................         0.45
Dividend payout ratio.........        38.76%
Weighted average shares
 outstanding..................    2,957,653
BALANCE SHEET DATA (PERIOD
 END):
Total assets..................  $   468,504
Loans receivable, net.........      405,725
Mortgage-backed securities....        3,847
Investment securities
 available for sale...........      --
Investment securities.........       17,707
Deposits......................      380,563
FHLB advances and other
 borrowings...................       37,011
Shareholders' equity..........       46,698

                                NINE MONTHS ENDED JUNE 30,
                                                                              YEARS ENDED SEPTEMBER 30,
                                ---------------------------   ---------------------------------------------------------
                                  1994(A)          1993           1993         1992(B)          1991           1990
                                ------------   ------------   ------------   ------------   ------------   ------------
                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
PERFORMANCE RATIOS (E):
Return on average assets......         0.90%          0.82%          0.79%          0.81%          0.80%          0.75%(i)
Return on average
 shareholders' equity.........        12.01          11.08          10.69           9.80           8.05           7.39(i)
Net interest margin (f).......         3.61           3.65           3.64           3.59           3.43           3.27
Average interest rate
 spread (g)...................         3.39           3.42           3.40           3.26           2.88           2.64
Operating expenses to average
 assets.......................         2.15           2.08           2.10           2.02           1.84           2.02(j)
Efficiency ratio (h)..........           56             54             55             52             51             59
ASSET QUALITY RATIOS:
Non-performing assets to loans
 receivable, net, and real
 estate owned (k).............         1.54%          1.93%          1.81%          1.81%          2.18%          1.04%
Allowance for loan losses to
 loans receivable (l).........         1.07           0.70           0.76           0.70           0.36           0.12
Allowance for loan losses to
 non-performing loans.........          104             71             77            100             27             13
Non-performing assets to total
 assets.......................         1.09           1.58           1.51           1.38           1.81           0.91
Net charge-offs to average
 loans receivable (for
 the period)..................         0.15           0.12           0.11           0.19           0.14        --
CAPITAL RATIOS (PERIOD END):
Shareholders' equity to total
 assets.......................         5.88%          7.60%          7.62%          7.32%          9.71%         10.17%
Tangible capital..............         4.66           7.18           7.26           6.87           9.68           9.94
Core capital..................         4.69           7.24           7.31           6.87           9.69           9.94
Risk-based capital............        10.59          13.40          14.21          13.74          17.68          19.14


                                    1989
                                ------------

PERFORMANCE RATIOS (E):
Return on average assets......         0.76%
Return on average
 shareholders' equity.........         7.60
Net interest margin (f).......         2.96
Average interest rate
 spread (g)...................         2.34
Operating expenses to average
 assets.......................         1.89
Efficiency ratio (h)..........           60
ASSET QUALITY RATIOS:
Non-performing assets to loans
 receivable, net, and real
 estate owned (k).............         0.50%
Allowance for loan losses to
 loans receivable (l).........         0.05
Allowance for loan losses to
 non-performing loans.........           18
Non-performing assets to total
 assets.......................         0.44
Net charge-offs to average
 loans receivable  (for
 the period)..................      --
CAPITAL RATIOS (PERIOD END):
Shareholders' equity to total
 assets.......................         9.97%
Tangible capital..............          N/A
Core capital..................          N/A
Risk-based capital............          N/A

- ------------------------------
(a) Includes assisted acquisition on June 10, 1994 from the FDIC of certain assets and the assumption of all deposit liabilities of Bank of Hartford.

(b) Includes assisted acquisitions of certain assets and the assumption of insured deposit liabilities of Danbury Federal on March 13, 1992 from the RTC and of Brookfield Bank on May 8, 1992 from the FDIC.

(c) During the three months ended December 31, 1993, Eagle adopted two new accounting standards, SFAS Nos. 106 and 109, and accounted for the adoptions as cumulative effects of accounting changes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- Comparison of Nine Months Ended June 30, 1994 and 1993 -- Cumulative Effect of Accounting Changes."

(d) All per share data and the weighted average shares outstanding at and for all periods prior to September 30, 1993 have been adjusted to give effect to a 10% stock dividend to shareholders paid in September 1993. All computations are net of treasury shares.

(e) Ratios for nine months ended June 30, 1994 and 1993 are annualized, where appropriate.

(f)  Net interest income divided by average interest-earning assets.

(g) Yield on interest-earning assets less rate paid on interest-bearing liabilities (including non-interest bearing demand deposits).

(h)  Other expenses divided by total of net interest income and other income.

(i) Includes impact of non-recurring expenses related to a terminated merger transaction.

(j) Includes non-recurring expenses related to a terminated merger transaction; 1.93% with such expenses excluded.

(k) Non-performing assets include non-accrual loans, and real estate acquired in settlement of loans and in-substance repossessed real estate, net of related reserves.

(l) Loans receivable are net of unearned discounts and premiums, loans in process and deferred loan origination fees.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    At June 30, 1994, Eagle had total assets of $1.1 billion, compared to $792.5 million and $751.2 million at September 30, 1993 and 1992, respectively. The primary reason for the growth from fiscal year end 1993 to June 30, 1994 is the recent Bank of Hartford transaction in which Eagle acquired $267.3 million of assets. See "-- Financial Condition." The increase in assets during fiscal 1993 reflects $209.9 million of total loan originations during the year, which resulted in growth of $88.2 million, or 15.5%, in the net loans receivable portfolio from fiscal year end 1992 to 1993. Deposits grew to $982.7 million at June 30, 1994 from $706.2 million at September 30, 1993 and $677.7 million at September 30, 1992. The growth in deposits includes the impact of the May 1993 purchase of a branch banking office located in Brookfield, Connecticut with $8.2 million in deposits and the June 1994 assumption of $275.0 million of deposits of the Bank of Hartford. As a result of its acquisitions and opening one new branch in the Bristol region in January 1992, Eagle's banking offices increased to 23 at June 30, 1994 from nine at September 30, 1991.

    For the nine months ended June 30, 1994, Eagle had net income of $5.6 million, or $1.74 per share, compared to $4.7 million, or $1.51 per share, for the same period in 1993. For the years ended September 30, 1993 and 1992, Eagle's net income was $6.2 million, or $1.97 per share, and $5.2 million, or $1.70 per share, respectively. Eagle's return on average shareholders' equity for the nine months ended June 30, 1994 and the years ended September 30, 1993 and 1992 was 12.01% (annualized), 10.69% and 9.80%, respectively. For the same periods, Eagle's return on average assets was 0.90%, 0.79% and 0.81%, respectively.

    Increases in net income since fiscal 1991 are principally attributable to increases in the average balance, or volume, of interest-earning assets, as interest rate margins remained relatively stable over such periods. Since the second quarter of fiscal 1994, however, interest rates have risen. As a result, those of Eagle's assets which are subject to repricing in the short-term have begun to earn higher yields. In contrast, the prevailing market interest rates paid on deposit liabilities, Eagle's primary source of funds and largest amount of interest-bearing liabilities, have not significantly increased. Eagle anticipates that if market interest rates continue to rise, the cost of interest-bearing deposits will increase, thereby having a negative impact on Eagle's average interest rate spread and net interest margin.

    The operations of the Company and the entire thrift industry are significantly affected by prevailing economic conditions, competition and the monetary and fiscal policies of governmental agencies. Lending activities are influenced by the demand for and supply of housing, competition among lenders, the level of interest rates and the availability of funds. Deposit flow and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities, and the levels of personal income and savings nationwide.

RESULTS OF OPERATIONS -- BANK OF HARTFORD ACQUISITION

    The Bank of Hartford acquisition was completed on June 10, 1994 and, although reflected in the financial condition of Eagle at June 30, 1994, did not have a significant impact on Eagle's operating results for the nine months ended June 30, 1994. As part of the acquisition, Eagle assumed deposits with a weighted average interest cost of 3.82% at June 30, 1994. Eagle also acquired $80.6 million of loans with a weighted average yield of 8.33% at June 30, 1994 and $72.7 million of investment securities priced at fair market value as of June 10, 1994 (the date of acquisition). Eagle also received $112.4 million in cash and cash receivables from the FDIC, substantially all of which was invested initially in short-term securities and interest-bearing accounts. Eagle intends to utilize such funds primarily for origination of loans and, to a lesser extent, to purchase mortgage-backed and investment securities. See "-- Financial Condition." In addition, Eagle purchased the loan servicing rights on $80.5 million of loans with an average loan servicng fee of 0.375%.

    The Bank of Hartford transaction is expected to have a positive impact on the Company's efficiency ratio (other expenses to net interest income and other income). As to other expenses, Eagle believes that the primary impact of the transaction will be additional office occupancy and compensation related expenses for the six new banking offices acquired. Eagle has retained approximately 50 former branch personnel of the Bank of Hartford to operate the new banking offices. Other expenses such as federal insurance premiums and data processing expense also will increase as a result of the increase in deposit accounts. As to the six new offices, as of June 30, 1994 the average amount of deposits held in each office was $41.6 million, which approximates the average amount of deposits held in the other banking offices of Eagle.

    As part of the Bank of Hartford acquisition, Eagle intends to purchase for $65,000 three former Bank of Hartford banking offices. Based on current appraisals, Eagle believes that the fair value of the purchased offices will exceed significantly the amount of the purchase price. The final determination of fair value is subject to further review of current appraisals and environmental issues related to the purchased offices. The amount of any excess of fair value over the purchase price will result in a corresponding increase in the carrying value of the purchased premises and a reduction in the amount of the intangible asset that resulted from the Bank of Hartford transaction.

RESULTS OF OPERATIONS -- COMPARISON OF NINE MONTHS ENDED JUNE 30, 1994 AND 1993

    NET INCOME -- Eagle had net income of $5.6 million, or $1.74 per share, for the nine months ended June 30, 1994, an increase of $888,000, or 18.8%, from net income of $4.7 million, or $1.51 per share, for the comparable period in 1993. Net interest income increased $1.5 million, or 7.3%, from $20.4 million for the nine months ended June 30, 1993 to $21.9 million for the comparable period in 1994. Other income increased $441,000, or 24.4%, to $2.2 million for the nine months ended June 30, 1994 and other expenses increased $1.5 million, or 12.1%, to $13.5 million.

    NET INTEREST INCOME -- Net interest income increased $1.5 million, or 7.3%, to $21.9 million for the nine months ended June 30, 1994, as compared to $20.4 million for the nine months ended June 30, 1993. The increased net interest income is reflected in a $135,000 increase in interest income, coupled with a $1.4 million decrease in interest expense. For the nine months ended June 30, 1994, Eagle's average interest rate spread was 3.40%, and its net interest margin was 3.61%, compared to 3.42% and 3.65%, respectively, for the nine months ended June 30, 1993.

    Interest income during the nine months ended June 30, 1994 remained relatively stable compared to the same period in 1993, increasing $135,000, or 0.3%, to $42.1 million. Average interest earning assets increased to $807.7 million for the nine months ended June 30, 1994, compared to $744.8 million for the same period in 1993. This increase is reflected primarily in a $64.6 million increase in average loans receivable which resulted from high levels of loan originations during the nine months ended June 30, 1994. The growth in average interest-earning assets was substantially offset by a 56 basis point decline in the average yield of such assets.

    Interest expense decreased $1.4 million, or 6.3%, to $20.2 million for the nine months ended June 30, 1994 compared to $21.6 million for the same period in 1993. Notwithstanding a $39.1 million increase in average deposits to $736.3 million for the nine months ended June 30, 1994, the interest expense attributable to such funds decreased $2.0 million, resulting in an average cost of deposits of 3.49% for the 1994 period compared to 4.06% for the 1993 period. Average total borrowings also increased to $22.1 million during the 1994 period compared to $6.1 million during the 1993 period. However, the average cost of such borrowings in the 1994 period was 5.62% compared to 7.44% in the 1993 period. The average cost of funds for Eagle was 3.55% for the nine months ended June 30, 1994 compared to 4.09% for the same period in 1993.

    The following table sets forth certain information relating to the Company's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and the average cost of liabilities for the periods and at the dates indicated. During the periods indicated, non-accrual loans are included in the loans receivable category.

                                                                             NINE MONTHS ENDED JUNE 30,
                                                      ------------------------------------------------------------------------
                                                                     1994                                 1993
                                                      -----------------------------------  -----------------------------------
                                                                   INTEREST     AVERAGE                 INTEREST     AVERAGE
                                                        AVERAGE     INCOME/     YIELD/       AVERAGE     INCOME/     YIELD/
                                                        BALANCE     EXPENSE      COST        BALANCE     EXPENSE      COST
                                                      -----------  ---------  -----------  -----------  ---------  -----------
                                                                               (DOLLARS IN THOUSANDS)
ASSETS:
Interest-earning assets:
  Loans receivable (a)..............................  $   680,577  $  36,834       7.22%   $   615,984  $  36,383       7.88%
  Mortgage-backed securities........................       27,738      1,357       6.52         30,314      1,420       6.25
  Investment securities.............................       80,438      3,229       5.35         86,651      3,758       5.78
  Investment securities available for sale..........       17,043        596       4.66         11,450        369       4.30
  Federal funds sold................................        1,870         59       4.18            428         10       3.12
                                                      -----------  ---------   -----       -----------  ---------   -----
    Total interest-earning assets...................      807,666     42,075       6.95        744,827     41,940       7.51
                                                                   ---------   -----                    ---------   -----
Non-interest-earning assets.........................       27,405                               27,561
                                                      -----------                          -----------
    Total assets....................................  $   835,071                          $   772,388
                                                      -----------                          -----------
                                                      -----------                          -----------
LIABILITIES AND SHAREHOLDERS' EQUITY:
Interest-bearing liabilities:
  Deposits (b)......................................  $   736,304     19,277       3.49    $   697,175     21,228       4.06
  FHLB advances.....................................       21,094        896       5.66          5,501        326       7.90
  Other borrowings..................................        1,001         36       4.80            557         13       3.11
                                                      -----------  ---------   -----       -----------  ---------   -----
    Total interest-bearing liabilities..............      758,399     20,209       3.55        703,233     21,567       4.09
                                                                   ---------   -----                    ---------   -----
Non-interest-bearing liabilities....................       14,358                               12,314
                                                      -----------                          -----------
    Total liabilities...............................      772,757                              715,547
Shareholders' equity................................       62,314                               56,841
                                                      -----------                          -----------
    Total liabilities and shareholders' equity......  $   835,071                          $   772,388
                                                      -----------                          -----------
                                                      -----------                          -----------
Excess of interest-earning assets over
 interest-bearing liabilities.......................  $    49,267                          $    41,594
                                                      -----------                          -----------
Ratio of interest-earning assets to interest-bearing
 liabilities........................................                             106.5 %                              105.9 %
Net interest income.................................               $  21,866                            $  20,373
                                                                   ---------                            ---------
                                                                   ---------                            ---------
Average interest rate spread........................                               3.40%                                3.42%
Net interest margin (c).............................                               3.61                                 3.65

- ------------------------
(a) Interest income includes loan origination fees of $764,000 and $400,000 for the nine months ended June 30, 1994 and 1993, respectively.

(b) Includes non-interest-bearing demand deposits, which averaged $17.8 million and $10.3 million for the nine months ended June 30, 1994 and 1993, respectively.

(c)  Net interest income divided by average interest-earning assets.

    The following table allocates the period-to-period changes in the Company's various categories of interest income and interest expense between changes due to changes in volume (calculated by multiplying the change in average volume of the related interest-earning asset or interest-bearing liability category by the prior year's rate), changes due to changes in rate (change in rate multiplied by prior year's volume) and changes due to changes in rate-volume (changes in rate multiplied by changes in volume).

                                                                           NINE MONTHS ENDED JUNE 30, 1994 V. 1993
                                                                                  INCREASE (DECREASE) DUE TO
                                                                         --------------------------------------------
                                                                                                  RATE/
                                                                           RATE      VOLUME      VOLUME       TOTAL
                                                                         ---------  ---------  -----------  ---------
                                                                                        (IN THOUSANDS)
Interest-earning assets:
  Loans receivable.....................................................  $  (3,048) $   3,815   $    (316)  $     451
  Mortgage-backed securities...........................................         63       (121)         (5)        (63)
  Investment securities (a)............................................       (278)      (269)         19        (527)
  Investment securities available for sale.............................         31        180          15         226
  Federal funds sold...................................................          3         34          11          48
                                                                         ---------  ---------  -----------  ---------
    Total interest-earning assets......................................     (3,229)     3,639        (276)        135
                                                                         ---------  ---------  -----------  ---------
Interest-bearing liabilities:
  Deposits.............................................................     (2,975)     1,191        (167)     (1,951)
  FHLB advances........................................................        (92)       924        (262)        570
  Other borrowings.....................................................          8         10           5          23
                                                                         ---------  ---------  -----------  ---------
    Total interest-bearing liabilities.................................     (3,059)     2,125        (424)     (1,358)
                                                                         ---------  ---------  -----------  ---------
Net change in net interest income before provision for loan losses.....  $    (170) $   1,514   $     148   $   1,493
                                                                         ---------  ---------  -----------  ---------
                                                                         ---------  ---------  -----------  ---------

- ------------------------
(a)  Investment   securities   include  interest-bearing   deposits,  investment
     securities and FHLB stock.

    PROVISION FOR LOAN LOSSES -- Eagle added provisions of $900,000 to its allowance for loan losses during the nine month period ended June 30, 1994. This compares to $1.2 million in loan loss provisions for the nine months ended June 30, 1993. Net loan charge-offs for the nine months ended June 30, 1994 were $1.0 million (or 0.15% of average net loans receivable), compared to $958,000 (or 0.11% of average net loans receivables) for the same period in 1993. The decreased provision in 1994 reflects management's analysis of the risk elements of the loan portfolio, current delinquency and payment trends (including the slightly increased level of loan charge-offs in the nine months ended June 30,
1994) and the adequacy of the allowance for loan losses. At June 30, 1994, Eagle's allowance for loan losses was $8.4 million, or 1.07% of loans receivable, compared with $4.5 million, or 0.70%, one year earlier. The allowance for loan losses at June 30, 1994 includes $3.5 million added to the allowance as part of the Bank of Hartford transaction. See "Financial Condition Allowance for Loan Losses."

    OTHER INCOME -- Other income increased $441,000, or 24.4%, to $2.2 million for the nine months ended June 30, 1994 from $1.8 million for the same period in 1993. The increase is attributable primarily to a $120,000 net gain on sale of mortgage loans and a $218,000 increase in customer service fee income.

    OTHER EXPENSES -- Other expenses for the nine months ended June 30, 1994 increased $1.5 million, or 12.1%, to $13.5 million compared to $12.1 million for the nine month period ended June 30, 1993. The largest contributing factors to the increase included higher compensation related expenses of $6.4 million for the nine months ended June 30, 1994, compared to $5.5 million for the same period in 1993, and larger provisions for losses on real estate owned of $435,000, compared to $199,000 for the same respective periods. The higher compensation related expenses reflect ncreased pension expenses for the 1994 period compared to 1993 because the Company's pension plan was over-funded during part of 1993. Also, the Company's post-retirement benefits expenses increased as a result of the adoption of Statement of Financial Accounting Standards ("SFAS") No. 106 (see "Cumulative Effect of Accounting Change" below). The increase in the provision for losses on real estate owned during the first nine months of fiscal 1994 reflects Eagle's current strategy to sell properties more aggressively than in the past. A total of 29 properties with a book value of $2.2 million were sold in the nine months ended June 30, 1994.

    INCOME TAXES -- Income tax expense was $4.1 million for the nine months ended June 30, 1994, compared to $4.2 million for the same period in 1993. Notwithstanding higher income during the 1994 period as compared to the 1993 period, income tax expense was $157,000, or 3.7%, less for the 1994 period. As a result of the adoption of SFAS No. 109, "Accounting for Income Taxes," (see "Cumulative Effect of Accounting Change" below), Eagle is permitted a tax benefit for certain real estate owned and loan loss provisions that was not allowed under prior accounting rules.

    CUMULATIVE EFFECT OF ACCOUNTING CHANGES -- Eagle was required to adopt two accounting pronouncements in the first quarter of fiscal 1994. The cumulative effect of these accounting changes, net of related tax benefits, was to reduce net income by approximately $30,000 during the nine months ended June 30, 1994. The adoption of SFAS No. 109, "Accounting for Income Taxes", resulted in recognition of a tax benefit of approximately $1.3 million during the nine months ended June 30, 1994. The adoption of SFAS No. 106, "Accounting for Postretirement Benefits Other than Pensions", resulted in a one-time cumulative adjustment that, net of the related tax benefit, reduced net income by approximately $1.3 million.

RESULTS OF OPERATIONS -- COMPARISON OF YEARS ENDED SEPTEMBER 30, 1993, 1992 AND 1991

    NET INCOME -- Net income for the fiscal year ended September 30, 1993 was $6.2 million, or $1.97 per share, compared to $5.2 million, or $1.70 per share, for fiscal 1992 and $4.0 million or $1.37 per share, for fiscal 1991. The $1.0 million, or 19.1%, increase in net income from fiscal 1992 to fiscal 1993 is primarily the result of a $5.1 million, or 23.0%, increase in net interest income. The provision for loan losses and other income each remained relatively stable during fiscal 1993, increasing $62,000 and $42,000, respectively, from fiscal 1992 levels, while other expenses increased $3.4 million, or 25.9%,and income taxes increased $737,000, or 15.0%. The $1.2 million, or 28.8%, increase in net income from fiscal 1991 to 1992 is primarily the result of a $5.6 million, or 33.4%, increase in net interest income, and a $809,000, or 48.9%, increase in other income. These increases were partially offset by a $3.7 million, or 40.0%, increase in other expenses and a $1.5 million, or 44.9%, increase in income taxes.

    NET INTEREST INCOME -- Net interest income increased $5.1 million, or 23.0%, to $27.3 million for fiscal 1993, compared to $22.2 million for fiscal 1992. The fiscal 1992 net interest income represents a $5.6 million, or 33.4%, increase from net interest income of $16.6 million for fiscal 1991. The increase from fiscal 1992 to fiscal 1993 is attributable to a $132.0 million increase in average interest-earning assets and, to a lesser degree, to an increase in the average interest rate spread from 3.26% in fiscal 1992 to 3.40% in fiscal 1993, and an increase in the net interest margin from 3.59% to 3.64% for such periods. The average interest rate spread was 2.88% and the net interest margin was 3.43% in fiscal 1991.

    Interest income increased $3.9 million, or 7.5%, during fiscal 1993, as a result of a $132.0 million increase in average interest-earning assets, which was somewhat offset by a decrease in the average yield on interest-earning assets from 8.39% in fiscal 1992 to 7.43% in fiscal 1993. The increase in average interest-earning assets includes a $120.7 million increase in average loans receivable and a $17.8 million increase in average mortgage-backed securities. The growth in the average loan portfolio during fiscal 1993 compared to fiscal 1992 reflects strong loan origination activity of $209.9 million in fiscal 1993, principally of 1-4 family loans, as well as the acquisition of $85.0 million of loans of Danbury Federal in March 1992. The growth in the average loan portfolio was significantly offset by a 122 basis point decline in the average yield on such assets and a 66 basis point decrease in the average yield on mortgage-backed securities.

    Interest income increased $4.6 million, or 9.8%, in fiscal 1992 compared to fiscal 1991, primarily as a result of a $133.0 million increase in average interest-earning assets, which was somewhat offset by a 135 basis point decline in the average yield on such assets. The primary components of the increase in average interest-earning assets from fiscal 1991 to fiscal 1992 were a $79.9 million increase in the average loans receivable portfolio and a $47.0 million increase in the average investment securities portfolio, primarily attributable to the Danbury Federal and Brookfield Bank acquisitions. In those acquisitions, on a combined basis, Eagle acquired $85.0 million of loans and $98.8 million of cash, substantially all of which cash was invested initially in investment securities.

    Interest expense was $28.5 million in fiscal 1993, a decrease of $1.2 million, or 4.1%, from $29.7 million in fiscal 1992. This decrease was due to a decline in the average cost of deposits and borrowed money to 4.03% in fiscal 1993 from 5.13% in fiscal 1992, offset by an increase in the average balance of these funds by $127.1 million, reflecting a $129.9 million increase in the average balance of deposits.

    Interest expense was $29.7 million in fiscal 1992, or $941,000 less than fiscal 1991. While interest expense declined only slightly, there was a 173 basis point decline in the average cost of interest-bearing liabilities. This substantial decrease in average cost, coupled with a $10.6 million decrease in the average balance of borrowed funds, was largely offset by a $143.0 million increase in average deposits, primarily as a result of the Danbury Federal and Brookfield Bank acquisitions. As a result of declining market interest rates, the average cost of such funds decreased to 5.09% in fiscal 1992 from 6.80% in fiscal 1991.

    The following table sets forth certain information relating to the Company's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and the average cost of liabilities for the periods and at the dates indicated. During the periods indicated, non-accrual loans are included in the loans receivable category.

                                                                         YEARS ENDED SEPTEMBER 30,
                                         ------------------------------------------------------------------------------------------
                                                       1993                               1992                         1991
                                         ---------------------------------  ---------------------------------  --------------------
                                                    INTEREST     AVERAGE               INTEREST     AVERAGE               INTEREST
                                          AVERAGE    INCOME/     YIELD/      AVERAGE    INCOME/     YIELD/      AVERAGE    INCOME/
                                          BALANCE    EXPENSE      COST       BALANCE    EXPENSE      COST       BALANCE    EXPENSE
                                         ---------  ---------  -----------  ---------  ---------  -----------  ---------  ---------
                                                                           (DOLLARS IN THOUSANDS)
ASSETS:
Interest-earning assets:
  Loans receivable (a).................  $ 625,446  $  48,614        7.77%  $ 504,789  $  45,404        8.99%  $ 424,852  $  42,238
  Mortgage-backed securities...........     29,668      1,859        6.27      11,841        820        6.93       5,797        507
  Investment securities................     94,919      5,271        5.55      100,605      5,616        5.58      54,732      4,526
  Federal funds sold...................        320         10        3.13       1,140         44        3.86      --         --
                                         ---------  ---------    -----      ---------  ---------    -----      ---------  ---------
    Total interest-earning assets......    750,353     55,754        7.43     618,375     51,884        8.39     485,381     47,271
                                         ---------  ---------    -----      ---------  ---------    -----      ---------  ---------
Non-interest-earning assets............     26,306                             22,532                             18,117
                                         ---------                          ---------                          ---------
    Total assets.......................  $ 776,659                          $ 640,907                          $ 503,498
                                         ---------                          ---------                          ---------
                                         ---------                          ---------                          ---------
LIABILITIES AND SHAREHOLDERS' EQUITY:
Interest-bearing liabilities:
  Deposits (b).........................  $ 700,003     27,960        3.99   $ 570,103     29,026        5.09   $ 427,143     29,048
  FHLB advances........................      5,629        494        8.78       7,706        634        8.23      18,607      1,555
  Other borrowings.....................        416         15        3.61       1,112         38        3.42         803         36
                                         ---------  ---------    -----      ---------  ---------    -----      ---------  ---------
    Total interest-bearing
     liabilities.......................    706,048     28,469        4.03     578,921     29,698        5.13     446,553     30,639
                                         ---------  ---------    -----      ---------  ---------    -----      ---------  ---------
Non-interest-bearing liabilities.......     13,078                              9,274                              7,124
                                         ---------                          ---------                          ---------
    Total liabilities..................    719,126                            588,195                            453,677
Shareholders' equity...................     57,533                             52,712                             49,821
                                         ---------                          ---------                          ---------
    Total liabilities and shareholders'
     equity............................  $ 776,659                          $ 640,907                          $ 503,498
                                         ---------                          ---------                          ---------
                                         ---------                          ---------                          ---------
Excess of interest-earning assets over
 interest-bearing liabilities/net
 interest income.......................  $  44,305  $  27,285               $  39,454  $  22,186               $  38,828  $  16,632
                                         ---------  ---------               ---------  ---------               ---------  ---------
                                         ---------  ---------               ---------  ---------               ---------  ---------
Ratio of interest-earning assets to
 interest-bearing liabilities..........                             106.3%                             106.8 %
Net interest income....................             $  27,285                          $  22,186                          $  16,632
                                                    ---------                          ---------                          ---------
                                                    ---------                          ---------                          ---------
Average interest rate spread...........                              3.40 %                             3.26 %
Net interest margin (c)................                              3.64                               3.59


                                           AVERAGE
                                           YIELD/
                                            COST
                                         -----------

ASSETS:
Interest-earning assets:
  Loans receivable, net (a)............        9.94%
  Mortgage-backed securities...........        8.75
  Investment securities................        8.27
  Federal funds sold...................      --
                                           -----
    Total interest-earning assets......        9.74
                                           -----
Non-interest-earning assets............

    Total assets.......................

LIABILITIES AND SHAREHOLDERS' EQUITY:
Interest-bearing liabilities:
  Deposits (b).........................        6.80
  FHLB advances........................        8.36
  Other borrowings.....................        4.48
                                           -----
    Total interest-bearing
     liabilities.......................        6.86
                                           -----
Non-interest-bearing liabilities.......

    Total liabilities..................
Shareholders' equity...................

    Total liabilities and shareholders'
     equity............................

Excess of interest-earning assets over
 interest-bearing liabilities/net
 interest income.......................

Ratio of interest-earning assets to
 interest-bearing liabilities..........       108.7 %
Net interest income....................

Average interest rate spread...........        2.88 %
Net interest margin (c)................        3.43

- ------------------------------
(a) Interest income includes loan origination fees of $574,000, $263,000 and $394,000 in fiscal 1993, 1992 and 1991, respectively.

(b) Includes non-interest-bearing demand deposits of, which averaged $10.8 million, $7.0 million and $4.7 million for fiscal 1993, 1992 and 1991 respectively.

(c)  Net interest income divided by average interest-earning assets.

    The following table allocates the period-to-period changes in the Company's various categories of interest income and interest expense between changes due to changes in volume (calculated by multiplying the change in average volume of the related interest-earning asset or interest-bearing liability category by the prior year's rate), changes due to changes in rate (change in rate multiplied by prior year's volume) and changes due to changes in rate-volume (changes in rate multiplied by changes in volume).

                                                       YEAR ENDED                                   YEAR ENDED
                                               SEPTEMBER 30, 1993 V. 1992                   SEPTEMBER 30, 1992 V. 1991
                                               INCREASE (DECREASE) DUE TO                   INCREASE (DECREASE) DUE TO
                                       ------------------------------------------  --------------------------------------------
                                                               RATE/                                         RATE/
                                         RATE      VOLUME     VOLUME      TOTAL      RATE       VOLUME      VOLUME      TOTAL
                                       ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
                                                                            (IN THOUSANDS)
Interest-earning assets:
  Loans receivable...................  $  (6,169) $  10,853  $  (1,474) $   3,210  $  (4,546)  $   8,042   $    (330) $   3,166
  Mortgage-backed securities.........        (78)     1,234       (117)     1,039       (106)        529        (110)       313
  Investment securities (a)..........        (30)      (317)         1       (346)      (974)      3,451      (1,343)     1,134
  Federal funds sold.................         (9)       (32)         8        (33)    --          --          --         --
                                       ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
    Total interest-earning assets....     (6,286)    11,738     (1,582)     3,870     (5,626)     12,022      (1,783)     4,613
                                       ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
Interest-bearing liabilities:
  Deposits...........................     (6,255)     6,614     (1,425)    (1,066)    (7,304)      9,721      (2,439)       (22)
  FHLB advances......................         42       (171)       (11)      (140)      (104)       (883)         66       (921)
  Other borrowings...................          2        (24)        (1)       (23)        (9)         14          (3)         2
                                       ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
    Total interest-bearing
     liabilities.....................     (6,211)     6,419     (1,437)    (1,229)    (7,417)      8,852      (2,376)      (941)
                                       ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
Net change in net interest income
 before provision for loan losses....  $     (75) $   5,319  $    (145) $   5,099  $   1,791   $   3,170   $     593  $   5,554
                                       ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
                                       ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------

- ------------------------------
(a)  Investment   securities   include  interest-bearing   deposits,  investment
     securities and FHLB stock.

    PROVISION FOR LOAN LOSSES -- The provision for loan losses totaled $1.7 million in fiscal 1993 compared to $1.6 million in fiscal 1992 and $1.7 million in fiscal 1991. Net loan charge-offs for each of the fiscal years ended
September 30, 1993, 1992 and 1991 were $714,000 (or 0.11% of average net loans receivable), $938,000 (or 0.19% of average net loans receivable) and $592,000 (or 0.14% of average net loans receivable). At September 30, 1993, Eagle's allowance for loan losses was $5.0 million, or 0.76%, of loans receivable, compared to $4.0 million, or 0.70%, and $1.5 million, or 0.36%, at September 30, 1992 and 1991, respectively. The level of provisions in each fiscal year reflects management's determination as to the adequacy of the allowance for loan loss reserves based on, among other things, an analysis of the risk elements of the loans receivable portfolio, current trends related to loan payments and general economic conditions as well as volume growth and composition of the loan portfolio. For fiscal 1992, in addition to the $1.6 million provision, Eagle increased the allowance for loan losses by $1.8 million in connection with the acquisition of $85.0 million of loans of Danbury Federal transaction. See "-- Financial Condition -- Allowance for Loan Losses."

    OTHER INCOME -- Other income was $2.5 million for both fiscal 1993 and 1992, compared to $1.7 million for fiscal 1991. Customer service fee income, the largest component of other income, was $1.7 million, $1.3 million and $887,000, in fiscal 1993, 1992 and 1991, respectively. These fee income increases are attributable both to increased checking account activity, as well as growth in Eagle's deposits, primarily as a result of the Danbury Federal and Brookfield Bank acquisitions. Other non-interest income in fiscal 1992 was $1.2 million, compared to $764,000 in each of fiscal years 1993 and 1991. Included in other non-interest income for fiscal 1992 was $112,500 received in settlement of a lawsuit regarding four real estate owned properties disposed of in prior years, as well as a recovery of prior year's legal fees of $17,000 relating to such lawsuit, plus $120,000 of one-time loan servicing fees resulting from a temporary loan servicing arrangement with the RTC as part of the Danbury Federal acquisition.

    OTHER EXPENSES -- Other expenses increased $3.4 million, or 25.9%, to $16.3 million in fiscal 1993 compared to $12.9 million in fiscal 1992. The largest contributing factor to this increase is that fiscal 1993 results include a full year of operating expenses from the Danbury Federal and Brookfield Bank acquisitions, which were completed in mid-fiscal 1992. Compensation, payroll taxes and benefits increased $1.4 million to $7.4 million for fiscal 1993 from $6.0 million for fiscal 1992, and occupancy expenses increased $391,000 to $1.9 million for fiscal 1993 from $1.5 million for fiscal 1992, due primarily to staffing and operating the seven acquired banking offices. An increase of $125,000 in advertising relates to the promotion of the acquired banking offices in the greater Danbury area, as well as marketing of new product lines. An increase of $233,000 in federal insurance premiums reflects an increase in insurable deposits acquired, as well as growth in the deposit portfolio excluding the acquisitions. Data processing expenses increased $194,000 to $1.1 million for fiscal 1993 from $882,000 for fiscal 1992. Approximately two-thirds of the increase is attributable to servicing the loan and deposit products acquired in the Danbury Federal and Brookfield Bank transactions. In general, most operating expenses, such as office supplies, postage and telephone, increased due to operating an additional seven banking offices. Expenses relating to the operation of real estate acquired in settlement of loans increased $189,000 and includes both carrying and acquisition/disposal costs while the provision for real estate owned losses increased $48,000 between periods based on an ongoing assessment of the properties owned.

    Other expenses increased $3.7 million, or 40.0%, to $12.9 million in fiscal 1992 compared to $9.2 million in fiscal 1991. The largest contributing factor was an increase of $1.4 million, or 24.2%, for compensation, payroll taxes and benefits and relates primarily to the acquisition and staffing for the latter part of fiscal 1992 of the seven banking offices acquired in the Danbury Federal and Brookfield Bank transactions. Also contributing was an increase of $400,000 for office occupancy pertaining to the relocation of an existing banking office, the opening of a new banking office and the seven banking offices acquired. Increases of $335,000 for federal insurance premiums, and $208,000, or 30.9%, for data processing expense both result from the larger deposit base. Marketing expense, including costs for promotion of the new, relocated, and acquired banking offices, increased $111,000, or 37.2%. The provision for real estate owned losses increased $198,000 between periods and is based on an ongoing assessment of the properties owned. Expenses relating to the operation of real estate acquired in settlement of loans increased by $389,000 and include both carrying and acquisition/disposal costs. Other expenses increased by $694,000, reflecting the increased costs associated with the operation of seven additional banking offices.

    INCOME TAXES -- Income tax expense increased to $5.6 million in fiscal 1993 from $4.9 million in fiscal 1992 and $3.4 million in fiscal 1991. The increased amount of income tax expense in each successive year reflects increased income of Eagle. Eagle's effective tax rate for fiscal years 1993, 1992 and 1991 was 47.8%, 48.7% and 45.7%, respectively. Income tax expense is in excess of the federal statutory corporate rate, primarily as a result of state income taxes, limitations on the deductibility of Eagle's provisions for loan losses, and losses on the sale of real estate owned. See Note 10 to Consolidated Financial Statements

FINANCIAL CONDITION

    Total assets of the Company increased to $1.1 billion at June 30, 1994 from $792.5 million at September 30, 1993 and $751.2 million at September 30, 1992. The growth in assets from fiscal year end 1992 to 1993 reflects $209.9 million of total loan originations during the year, which resulted in an increase of $88.2 million in the net loans receivable portfolio from fiscal year end 1992 to 1993. The growth from fiscal year end 1993 to June 30, 1994 reflects primarily Eagle's acquisition of certain assets and assumption of certain liabilities of the Bank of Hartford from the FDIC. In the Bank of Hartford transaction, which was completed on June 10, 1994, Eagle acquired $267.3 million of assets, including $80.6 million of loans (substantialy all of which were 1-4 family first mortgage and home equity loans), $112.4 million of cash, other amounts due from banks and cash receivables due from the FDIC, $72.7 million of investment securities (substantially all of which are U.S. Treasury and government agency securities) and $1.6 million of other assets (primarily accrued interest receivable on the purchased loans). Also as part of the Bank of Hartford acquisition, Eagle intends to purchase three of the former Bank of Hartford banking offices. See "--Results of Operations--Bank of Hartford Acquisition."

    LOANS RECEIVABLE, NET -- The Company's net loans receivable portfolio increased to $775.1 million at June 30, 1994 from $656.3 million at September 30, 1993 and $568.1 million at September 30, 1992. As noted above, the growth in the net loans receivable portfolio reflects strong total loan originations of $209.9 million during fiscal 1993 and $164.1 million during the nine months ended June 30, 1994. Increased loan origination activity during fiscal 1993 and the first nine months of fiscal 1994 is due in substantial part to refinancings of mortgage loans in reaction to generally low market interest rates. Also, in March 1992 Eagle acquired $85.0 million of loans of Danbury Federal, and in June 1994 the Bank acquired $80.6 million of loans in the Bank of Hartford transaction. Substantially all of the loans purchased in these transactions consisted of 1-4 family first mortgage and home equity loans.

    The following table sets forth the composition of the total loan portfolio of Eagle, in dollar amounts and in percentages, at the dates shown, and a reconciliation of loans receivable, net.

                                                                                         SEPTEMBER 30,
                                                                ---------------------------------------------------------------
                                             JUNE 30, 1994             1993                  1992                  1991
                                          -------------------   -------------------   -------------------   -------------------
                                           AMOUNT        %       AMOUNT        %       AMOUNT        %       AMOUNT        %
                                          ---------   -------   ---------   -------   ---------   -------   ---------   -------
                                                                         (DOLLARS IN THOUSANDS)
Conventional mortgage loans:
  1-4 family units:
    Permanent...........................  $ 675,323     85.9%   $ 573,165     86.3%   $ 481,804     83.5%   $ 365,159     83.5%
    Construction........................      6,611      0.8        5,739      0.9       13,225      2.3        8,380      1.9
  Multi-family units....................     17,731      2.3       18,629      2.8       16,709      2.9       15,453      3.5
  Commercial real estate................     12,495      1.6       11,268      1.6       11,455      2.0        7,260      1.7
  Land (a)..............................      6,019      0.8        5,735      0.9        4,517      0.7        3,969      0.9
                                          ---------   -------   ---------   -------   ---------   -------   ---------   -------
      Total conventional loans..........    718,179     91.4      614,536     92.5      527,710     91.4      400,221     91.5
                                          ---------   -------   ---------   -------   ---------   -------   ---------   -------
FHA/VA mortgage loans...................          2     --              3     --              5     --              8     --
                                          ---------   -------   ---------   -------   ---------   -------   ---------   -------
      Total mortgage loans..............    718,181     91.4      614,539     92.5      527,715     91.4      400,229     91.5
                                          ---------   -------   ---------   -------   ---------   -------   ---------   -------
Consumer loans:
  Secured by deposits...................      3,219      0.4        3,490      0.5        3,485      0.6        2,878      0.7
  Home improvement......................        442      0.1          402      0.1          411      0.1          484      0.1
  Home equity...........................     61,962      7.9       43,864      6.6       42,892      7.4       31,871      7.3
  Education.............................        252     --            250      0.1          555      0.1          486      0.1
  Personal..............................      1,906      0.2        1,488      0.2        1,693      0.3        1,064      0.2
  Automobile............................        133     --            174     --            379      0.1          489      0.1
                                          ---------   -------   ---------   -------   ---------   -------   ---------   -------
      Total consumer loans..............     67,914      8.6       49,668      7.5       49,415      8.6       37,272      8.5
                                          ---------   -------   ---------   -------   ---------   -------   ---------   -------
      Total loans receivable (before net
       items)...........................    786,095    100.0%     664,207    100.0%     577,130    100.0%     437,501    100.0%
                                          ---------   -------   ---------   -------   ---------   -------   ---------   -------
                                                      -------               -------               -------               -------
Add (deduct):
  Unearned discounts and premiums.......          2                     3                     4                     5
  Loans in process......................       (114)                 (600)               (3,518)               (2,685)
  Allowance for loan losses.............     (8,370)               (5,005)               (4,011)               (1,544)
  Deferred loan origination fees........     (2,478)               (2,261)               (1,481)                 (770)
                                          ---------             ---------             ---------             ---------
      Total loans receivable............  $ 775,135             $ 656,344             $ 568,124             $ 432,507
                                          ---------             ---------             ---------             ---------
                                          ---------             ---------             ---------             ---------

- ------------------------------
(a) Loans for developed building lots, acquisition and development of land and unimproved land.

    Eagle traditionally has concentrated its lending activities on the origination and purchase of loans secured by first mortgage liens for the purchase, refinancing or construction of residential real property. At June 30, 1994, mortgage loans, including those secured by 1-4 family residential units, multi-family residential units, commercial real estate and land, aggregated $718.2 million or 91.4% of

Eagle's loans receivable portfolio. At September 30, 1993 and 1992, such mortgage loans aggregated $614.5 million, or 92.5%, and $527.7 million, or 91.4%, respectively. The remaining loans in Eagle's portfolio consist of consumer loans, primarily home equity loans. At June 30, 1994, over 97% of Eagle's loans secured by real estate were secured by property located in Connecticut. Substantially all of the remaining real estate secured loans were originated prior to 1982.

    At June 30, 1994, the Company's largest loan relationship aggregated $5.8 million. That relationship represents six loans, of which $3.0 million are secured by multi-family properties and $2.8 million are secured by commercial properties. At that date, the next largest lending relationship was $3.4 million, representing 12 loans secured by multi-family residential properties. Each other lending relationship aggregated less than $3.0 million.

    As a result of generally higher mortgage interest rates and a lower demand for loan refinancing, Eagle anticipates a decline in demand for 1-4 family residential mortgages and, beginning in fiscal 1995, intends to implement strategies which will put more emphasis on originating multi-family and commercial real estate loans and consumer loans. This will be accomplished by hiring personnel with proven experience in commercial and consumer lending. The marketing of such loans will focus on Eagle's existing customer base, as well as new relationships within Eagle's primary market areas.

    At June 30, 1994, 57.8% of Eagle's net loans receivable portfolio consisted of adjustable-rate mortgage and home equity loans, compared to 58.3% and 64.5% at September 30, 1993 and 1992, respectively.

    ALLOWANCE FOR LOAN LOSSES -- At June 30, 1994, Eagle's allowance for loan losses totaled $8.4 million, compared to $5.0 million at September 30, 1993, and $4.0 million at September 30, 1992. Management monitors the adequacy of the allowance for loan losses and periodically makes additions based upon an ongoing assessment of the loan portfolio. During the nine months ended June 30, 1994, in addition to a $900,000 provision for loan losses, Eagle increased the allowance by $3.5 million in connection with the acquisition of $80.6 million of loans in the Bank of Hartford transaction. During fiscal 1992, in addition to a $1.6 million provision for loan losses, Eagle increased the allowance by $1.8 million in connection with the acquisition of $85.0 million of loans in the Danbury Federal transaction.

    The following table sets forth an analysis of the Banks allowance for loan losses for the periods indicated.

                                                      NINE MONTHS                 YEARS ENDED SEPTEMBER 30,
                                                         ENDED      -----------------------------------------------------
                                                     JUNE 30, 1994    1993       1992       1991       1990       1989
                                                     -------------  ---------  ---------  ---------  ---------  ---------
                                                                        (DOLLARS IN THOUSANDS)
Balance at beginning of period.....................    $   5,005    $   4,011  $   1,544  $     484  $     196  $     113
Loans charged-off..................................       (1,147)        (958)    (1,150)      (621)        (5)       (38)
Recoveries.........................................          112          244        212         29         12         22
Provision for loan losses..........................          900        1,708      1,646      1,652        281         99
Allowance acquired through purchase................        3,500       --          1,759     --         --         --
                                                     -------------  ---------  ---------  ---------  ---------  ---------
Balance at end of period...........................    $   8,370    $   5,005  $   4,011  $   1,544  $     484  $     196
                                                     -------------  ---------  ---------  ---------  ---------  ---------
                                                     -------------  ---------  ---------  ---------  ---------  ---------
Ratio of net charge-offs to average loans
 outstanding during the period.....................         0.15%        0.11%      0.19%      0.14%    --         --
Allowance for loan losses to loans receivable (at
 period end).......................................         1.07         0.76       0.70       0.36       0.12%      0.05%
Allowance for loan losses to non-performing loans
 (at period end)...................................          104           77        100         27         13         18

    Management monitors the adequacy of the allowance for loan losses and periodically makes additions in the form of provisions for loan losses based upon an ongoing assessment of the loan portfolio. These provisions are based on an evaluation of the loan portfolio, past loan loss experience, current market and economic conditions, volume, growth and composition of the loan portfolio, and other relevant factors. The provisions are computed quarterly based on a review of the loan portfolio. The additional $3.5 million and $1.8 million of allowance for loan losses that were booked as part of the Bank of Hartford and Danbury Federal transactions, respectively, were based on management's evaluation of the loans acquired in these transactions. Such evaluation included an analysis of the loss on all delinquent loans as well as the risk of the remaining 1-4 family and consumer loans acquired. The additional allowances were accounted for as an adjustment to the premium paid by Eagle in the Bank of Hartford and Danbury Federal transactions.

    The following table presents an allocation of Eagle's allowance for loan losses by loan category and presents the percent of each loan category to the total loan portfolio at the dates indicated.

                                                                                  AT SEPTEMBER 30,
                                                 AT JUNE 30,    -----------------------------------------------------
                                                    1994          1993       1992       1991       1990       1989
                                               ---------------  ---------  ---------  ---------  ---------  ---------
                                                                    (DOLLARS IN THOUSANDS)
Balance at end of period applicable to:
  1-4 family mortgage loans..................     $   7,559     $   4,234  $   3,438  $     885  $     379  $      79
                                                       86.7%         87.2%      85.8%      85.4%      86.6%      88.6%
  Multi-family, commercial real estate and
   land loans................................     $     725     $     492  $     319  $     399  $      23  $      82
                                                        4.7%          5.3%       5.7%       6.1%       5.2%       4.8%
  Consumer loans.............................     $      86     $     279  $     254  $     260  $      82  $      35
                                                        8.6%          7.5%       8.6%       8.5%       8.2%       6.6%
                                                    -------     ---------  ---------  ---------  ---------  ---------
    Total allowance for loan losses..........     $   8,370     $   5,005  $   4,011  $   1,544  $     484  $     196
                                                    -------     ---------  ---------  ---------  ---------  ---------
                                                    -------     ---------  ---------  ---------  ---------  ---------

    The ratio of allowance for loan losses to non-performing loans was 104%, 77% and 100% at June 30, 1994, September 30, 1993 and September 30, 1992, respectively. This coverage ratio will vary from time to time based upon the composition of, and management's analysis of the risk elements in the loan portfolio, as well as the composition of problem loans. The allowance for loan losses is not based on a percentage of non-performing loans, but on the total portfolio classified by risk group plus estimated losses on individual problem loans.

    The following table sets forth the amount of accruing loans delinquent 60-89 days, the amount of non-accrual loans, the balance of the Company's allowance for loan losses and the coverage ratio of such allowance to the total of loans at the dates indicated. See "--Non-performing Assets" below for definition of non-accrual loans.

                                                                         JUNE 30,    SEPTEMBER 30,  SEPTEMBER 30,
                                                                           1994          1993           1992
                                                                       ------------  -------------  -------------
                                                                                 (DOLLARS IN THOUSANDS)
Accruing loans delinquent 60-89 days.................................  $   1,724(a)    $   2,412      $   2,332
Non-accrual loans....................................................      8,027(b)        6,492          3,996
                                                                       ------------  -------------  -------------
  Total..............................................................  $   9,751       $   8,904      $   6,328
                                                                       ------------  -------------  -------------
                                                                       ------------  -------------  -------------
Allowance for loan losses............................................  $   8,370(c)    $   5,005      $   4,011
Coverage ratio.......................................................       85.8%           56.2%          63.4%

- ------------------------
(a) Includes $431,000 of loans delinquent 60-89 days or more acquired in the Bank of Hartford transaction.

(b) Includes $2.5 million of non-performing loans acquired in the Bank of Hartford transaction.

(c)  Includes   an  additional  $3.5  million   of  allowance  for  loan  losses
     established as part of the Bank of Hartford transaction.

    At June 30, 1994, loans delinquent 60 days or more (including non-performing loans) totaled $6.8 million (before giving effect to $2.9 million of such loans acquired in the Bank of Hartford transaction), compared to $8.9 million at September 30, 1993 and $6.3 million at September 30, 1992. Eagle's progress in reducing loans delinquent 60 days or more during the nine months ended June 30, 1994 is attributable to a stabilized Connecticut economy coupled with the Bank's increased collection efforts earlier in the collection cycle.

    Various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans and real estate owned. Such agencies may require the Bank to recognize additions to the allowances based on their judgments of information available to them at the time of their examination. The OTS completed a regularly scheduled examination of the Bank during 1993 and no changes to the allowance for loan losses were required at that time.

    NON-PERFORMING ASSETS -- All mortgage and home equity loans generally are placed on a non-accrual basis when a loan is contractually delinquent for more than three complete calendar months, when collectability is doubtful or when legal action has been instituted. Unsecured consumer loans are placed on a non-accrual basis when a payment default has existed for more than 60 days or when collectability is doubtful or when legal action has been instituted; such loans are fully charged-off when a payment default has existed for 90 days.

    At June 30, 1994, the Company's total non-performing assets, including non-performing (or non-accrual) loans, real estate owned as a result of foreclosure or deed in lieu thereof and in-substance foreclosures, was $12.0 million or 1.09% of total assets. Non-performing assets were $9.2 million or 1.10% of total assets (without giving effect to the $2.8 million of non-performing assets acquired in the Bank of Hartford transaction). This compares to non-performing assets of $12.0 million, or 1.51% of total assets, at September 30, 1993 and $10.4 million, or 1.38% of total assets, at September 30, 1992. Exclusive of the non-performing assets acquired in the Bank of Hartford transaction, the amount of non-performing assets has declined during the nine months ended June 30, 1994. Management believes this trend reflects the stabilization in the real estate market and economy in Connecticut over the past 12-18 months.

    The following table sets forth information regarding Eagle's non-performing assets at the dates indicated. At each date indicated, Eagle had no troubled debt restructurings or accruing loans 90 days or more past due.

                                                                                         AT SEPTEMBER 30,
                                                                     AT JUNE 30,  -------------------------------
                                                                        1994        1993       1992       1991
                                                                     -----------  ---------  ---------  ---------
                                                                                      (DOLLARS IN
                                                                                       THOUSANDS)
Loans accounted for on a non-accrual basis:
  Mortgage loans:
    Residential....................................................   $   6,619   $   5,407  $   2,801  $   4,997
    Multi-family and commercial....................................         196         196        513     --
  Consumer loans...................................................          22          18         49         20
  Home equity loans................................................       1,190         871        633        673
  Real estate acquired through foreclosure and in-substance
   foreclosures, net...............................................       3,932       5,471      6,403      3,811
                                                                     -----------  ---------  ---------  ---------
      Total non-performing assets..................................   $  11,959   $  11,963  $  10,399  $   9,501
                                                                     -----------  ---------  ---------  ---------
                                                                     -----------  ---------  ---------  ---------
Non-performing assets to loans receivable, net and real estate
 owned.............................................................        1.54%       1.81%      1.81%      2.18%
Non-performing assets to total assets..............................        1.09        1.51       1.38       1.81
Net charge-offs to average loans receivable, net (for the
 period)...........................................................        0.15        0.11       0.19       0.14

    At June 30, 1994, non-performing assets (including the $2.8 million acquired in the Bank of Hartford transaction) included $8.0 million in non-performing loans and $3.9 million in real estate owned and in-substance foreclosures. At September 30, 1993, non-performing assets included $6.5 million in non-performing loans and $5.5 million in real estate owned and in-substance foreclosures. At September 30, 1992, non-performing assets included $4.0 million in non-performing loans and $6.4 million in real estate owned and in-substance foreclosures.

    Although the level of non-performing loans has declined in the nine months ended June 30, 1994 (before giving effect to the non-performing assets acquired in the Bank of Hartford transaction), management expects a number of the non-performing loans to become real estate owned. The overall level of real estate owned will depend on the number of loans which can be resolved prior to foreclosure and the ability of Eagle to sell properties which it owns. The Company aggressively markets properties and has been able to decrease the level of real estate owned during the nine months ended June 30, 1994. A more active real estate market reduces the level of non-performing loans and real estate owned as properties are sold. Demand for 1-4 family residential properties in the Company's market areas has been strong in recent months.

    MORTGAGE-BACKED AND INVESTMENT SECURITIES -- The Company's total holdings of mortgage-backed and investment securities increased to $173.3 million at June 30, 1994 from $88.4 million at September 30, 1993, having previously decreased from $117.7 million at September 30, 1992. The increase from fiscal year end 1993 to June 30, 1994 reflects the purchase of investment securities funded with matching FHLB advances, as well as the acquisition of $72.7 million of investment securities, substantially all of which are U.S. Treasury and agency securities, in the Bank of Hartford transaction. The decrease from fiscal year end 1992 to 1993 reflects the use of proceeds from maturities and amortization, as well as the sale of $12.0 million of investment securities, to fund the Bank's strong loan origination activity in 1993.

    The Company's investment portfolio at June 30, 1994 was comprised primarily of U. S. Treasury and government agency securities and other investment securities rated in the top grade by at least one nationally recognized rating agency. The collateralized mortgage obligation portion of the investment portfolio contains no derivative investment securities such as interest only tranches, principal only tranches or strips.

    The following table sets forth the composition of Eagle's investment portfolio at the dates indicated.

                                                                                     AT SEPTEMBER 30,
                                                         ------------------------------------------------------------------------
                                   AT JUNE 30, 1994               1993                     1992                     1991
                                ----------------------   ----------------------   ----------------------   ----------------------
                                  BOOK         % OF        BOOK         % OF        BOOK         % OF        BOOK         % OF
                                  VALUE     PORTFOLIO      VALUE     PORTFOLIO      VALUE     PORTFOLIO      VALUE     PORTFOLIO
                                ---------   ----------   ---------   ----------   ---------   ----------   ---------   ----------
                                                                     (DOLLARS IN THOUSANDS)
U.S. Treasury securities......  $   2,913         2.8%   $   4,098         6.6%   $   6,003         7.0%   $   5,015        12.5%
U.S. government agencies and
 corporations.................     16,404        16.1        8,993        14.4       13,344        15.5        5,358        13.3
Collateralized mortgage
 obligations..................     45,705        44.9       23,223        37.2       39,412        45.8       19,013        47.4
Other bonds and notes.........     19,268        18.9       10,465        16.7       13,907        16.2        8,720        21.7
Mutual fund and marketable
 equity securities, net.......     17,615        17.3       15,700        25.1       13,353        15.5        2,021         5.1
                                ---------     -----      ---------     -----      ---------     -----      ---------     -----
  Total book value of
   portfolio..................    101,905       100.0%      62,479       100.0%      86,019       100.0%      40,127       100.0%
                                              -----                    -----                    -----                    -----
                                              -----                    -----                    -----                    -----
Less net unrealized loss......       (675)                  --                       --                       --
                                ---------                ---------                ---------                ---------
  Total net book value of
   portfolio..................  $ 101,230                $  62,479                $  86,019                $  40,127
                                ---------                ---------                ---------                ---------
                                ---------                ---------                ---------                ---------
  Total market value of
   portfolio..................  $  99,238                $  63,555                $  87,960                $  40,476

    DEPOSITS -- Deposits increased to $982.7 million at June 30, 1994 from $706.2 million at September 30, 1993 and $677.7 million at September 30, 1992. The growth in deposits includes the July 1993 purchase of a banking office located in Brookfield, Connecticut with $8.2 million in deposits and the assumption of $275.0 million of deposits of the Bank of Hartford in June 1994. Total borrowings increased to $31.6 million at June 30, 1994 from $16.3 million at September 30, 1993 and $7.3 million at September 30, 1992. The increase in borrowed money for the first nine months of fiscal 1994 and in fiscal 1993 reflects the use of FHLB advances to fund a portion of loan originations and to purchase investment securities with matching durations. Loan originations also were funded with loan repayments and deposits. The decrease in borrowings from fiscal year-end 1991 to fiscal year-end 1992 is attributable to the cash received by Eagle in connection with the Danbury Federal and Brookfield Bank transactions, thereby reducing Eagle's need for borrowed funds.

    The following table sets forth the deposit accounts of Eagle in dollar amounts and as percentages of total deposits at the dates indicated.

                                                                                          AT SEPTEMBER 30,
                                                                  -----------------------------------------------------------------
                                       AT JUNE 30, 1994                        1993                              1992
                                -------------------------------   -------------------------------   -------------------------------
                                WEIGHTED                % OF      WEIGHTED                % OF      WEIGHTED                % OF
                                 AVERAGE                TOTAL      AVERAGE                TOTAL      AVERAGE                TOTAL
                                  RATE       AMOUNT   DEPOSITS      RATE       AMOUNT   DEPOSITS      RATE       AMOUNT   DEPOSITS
                                ---------   --------  ---------   ---------   --------  ---------   ---------   --------  ---------
                                                                      (DOLLARS IN THOUSANDS)
Balance by account type:
  Non-interest bearing........      0.00%   $ 22,601      2.3 %       0.00%   $ 12,999      1.8 %       0.00%   $ 12,088      1.8 %
  Regular savings.............      2.05     168,652     17.2         2.50     117,847     16.7         3.50     103,755     15.3
  NOW accounts................      0.99      78,468      8.0         1.25      52,768      7.5         2.70      43,672      6.4
  Money market accounts.......      2.67     157,137     15.9         2.90     135,413     19.2         3.67     136,054     20.1
                                            --------  ---------               --------  ---------               --------  ---------
                                             426,858     43.4                  319,027     45.2                  295,569     43.6
                                            --------  ---------               --------  ---------               --------  ---------
Certificate accounts with
 original maturities of:
  Six months or less..........      3.46     122,028     12.4         3.50      82,890     11.7         4.13      91,218     13.5
  Over six months to one
   year.......................      3.56     106,380     10.8         3.62      79,396     11.2         4.76     124,112     18.3
  Over one year to two
   years......................      4.37     124,318     12.7         4.75      78,086     11.1         5.72      61,050      9.0
  Over two years..............      5.31     203,089     20.7         6.22     146,815     20.8         6.91     105,752     15.6
                                            --------  ---------               --------  ---------               --------  ---------
                                             555,815     56.6                  387,187     54.8                  382,132     56.4
                                            --------  ---------               --------  ---------               --------  ---------
                                            $982,673    100.0 %               $706,214    100.0 %               $677,701    100.0 %
                                            --------  ---------               --------  ---------               --------  ---------
                                            --------  ---------               --------  ---------               --------  ---------


                                             1991
                                -------------------------------
                                WEIGHTED                % OF
                                 AVERAGE                TOTAL
                                  RATE       AMOUNT   DEPOSITS
                                ---------   --------  ---------

Balance by account type:
  Non-interest bearing........      0.00%   $  5,379      1.2 %
  Regular savings.............      5.03      69,842     15.2
  NOW accounts................      4.12      29,051      6.3
  Money market accounts.......      5.39      66,314     14.5
                                            --------  ---------
                                             170,586     37.2
                                            --------  ---------
Certificate accounts with
 original maturities of:
  Six months or less..........      5.87      83,946     18.3
  Over six months to one
   year.......................      6.83      99,333     21.7
  Over one year to two
   years......................      7.75      31,665      6.9
  Over two years..............      7.71      72,544     15.9
                                            --------  ---------
                                             287,488     62.8
                                            --------  ---------
                                            $458,074    100.0 %
                                            --------  ---------
                                            --------  ---------

ASSET AND LIABILITY MANAGEMENT

    Net interest income, the primary component of the Company's net income, is derived from the difference or "spread" between the yield on interest-earning assets and the cost of interest-bearing liabilities. The Company has sought to reduce its exposure to changes in interest rates by matching more closely the effective maturities and repricings of its interest-sensitive assets and liabilities. At the same time, the Company's asset and liability management strategies also must accommodate customer demands for particular types of deposit and loan products.

    While much of the Company's asset and liability management efforts involve strategies which increase the rate sensitivity of its loans and investments, such as originations of adjustable rate loans and purchases of adjustable rate mortgage-backed securities and short term investments, it also uses certain techniques to reduce the rate sensitivity of its deposits and borrowed money. Those techniques include attracting longer term certificates of deposit when the market will permit, emphasizing core deposits which are less sensitive to changes in interest rates, and borrowing through long-term FHLB advances. At June 30, 1994 and September 30, 1993, 57.8% and 58.3%, respectively, of Eagle's net loans receivable portfolio consisted of adjustable-rate mortgage and other loans. While Eagle has generally retained its local loan originations in portfolio, it may from time to time sell loans to maintain an acceptable interest rate sensitivity tolerance.

    The Company measures its exposure to rate fluctuations on a quarterly basis primarily by using a computer modeling system designed for savings institutions such as Eagle Federal. The computer modeling system quantifies the approximate impact that increases and decreases in interest rates would have on Eagle's net interest income. Under the model, interest rates are assumed to move to specified levels on an immediate or "shock" basis. The Board-approved tolerance for decreases in net interest income is up to 20%, based upon the model's prediction of the impact of an immediate 200 basis point increase in interest rates. At June 30, 1994, according to the computer model and using asset and liability repricing assumptions based on Eagle's historical experience, if interest rates were to immediately increase by 200 basis points the negative impact on the Company's net interest income would be within the Board-approved tolerance level.

    The Company also monitors other indicators of interest rate risk. One commonly used measure of interest rate risk exposure is reflected in the Company's one-year cumulative gap, which is the difference between rate sensitive assets and rate sensitive liabilities maturing or repricing within one year. An asset or liability is said to be interest rate sensitive within a specific period if it will mature or reprice within that period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities, and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets.

    At June 30, 1994, the Company's one-year gap was positive 2.7%. The Company's current asset liability management strategy is to maintain a one-year gap within a tolerance of plus or minus 15%. However, the Company believes there are certain shortcomings inherent in the gap analysis and, accordingly does not rely solely on gap analysis as an accurate measure of interest rate risk. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable-rate mortgages, have features which restrict changes in interest rates on a short-term basis and over the life of the assets. In the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. The ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

    The following table sets forth the amount of interest-earning assets and interest-bearing liabilities outstanding at June 30, 1994 which are expected to mature or reprice in each of the time periods shown.

                                                                   REPRICING    REPRICING     REPRICING     REPRICING
                                                      PERCENT       WITHIN        WITHIN        WITHIN        OVER
                                        AMOUNT        OF TOTAL    0-3 MONTHS   4-12 MONTHS    1-5 YEARS      5 YEARS
                                     -------------  ------------  -----------  ------------  ------------  -----------
                                                                  (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans receivable.................  $     778,068          75%   $   164,448   $  270,415   $    171,629  $   171,576
  Mortgage-backed securities.......         72,712           7          3,153        8,676         33,229       27,654
  Investment securities............        148,858          15         79,249       16,865         48,687        4,057
  Investment securities available
   for sale........................         17,600           1          6,777        7,945          2,878      --
  Federal funds sold...............         23,700           2         23,700       --            --           --
                                     -------------         ---    -----------  ------------  ------------  -----------
    Total interest-earning
     assets........................  $   1,040,938         100%       277,327      303,901        256,423      203,287
                                     -------------         ---    -----------  ------------  ------------  -----------
                                     -------------         ---    -----------  ------------  ------------  -----------
Interest-earning liabilities:
  Passbook accounts................  $     168,611          17%         8,797       20,994         71,341       67,479
  Certificate accounts.............        548,337          54        134,803      207,760        204,759        1,015
  Other deposits (a)...............        265,725          26         55,045      112,478         70,100       28,102
  FHLB advances....................         23,750           2            950        2,300         17,000        3,500
  Other borrowings.................          7,892           1          7,892       --            --           --
                                     -------------         ---    -----------  ------------  ------------  -----------
    Total interest-earning
     liabilities...................  $   1,014,315         100%       207,487      343,532        363,200      100,096
                                     -------------         ---    -----------  ------------  ------------  -----------
                                     -------------         ---    -----------  ------------  ------------  -----------
Periodic repricing difference
 (periodic gap)....................                               $    69,840   $  (39,631)  $   (106,777) $   103,191
                                                                  -----------  ------------  ------------  -----------
                                                                  -----------  ------------  ------------  -----------
Cumulative repricing difference
 (cumulative gap)..................                               $    69,840   $   30,209   $    (76,568) $    26,623
                                                                  -----------  ------------  ------------  -----------
                                                                  -----------  ------------  ------------  -----------
Cumulative gap to total assets.....                                       6.3%         2.7 %         (7.0)%         2.4%

- ------------------------
(a)  Includes non-interest-bearing demand deposits.

    The following assumptions were determined by management in order to prepare the gap table set forth above. Non-amortizing investment securities are shown in the period in which they contractually mature. The table assumes a 15% annual prepayment rate for adjustable-rate, residential mortgage loans based on the Bank's historical prepayment experience. A 10% rate is assumed for 30 year fixed-rate mortgages, based on the Bank's historical prepayment rates for such loans. All other residential and non-residential mortgages are assigned an annual prepayment rate based on the Bank's historical experience. Estimated decay rates on all deposit accounts are based upon industry estimates published by the OTS.

    The interest rate sensitivity of the Company's assets and liabilities could vary substantially if different assumptions were used or if actual experience differs from the assumptions used. For example, if all passbook deposits were assumed to reprice in one year or less, the Company's one-year cumulative gap to total assets would be negative 9.9%.

    Under OTS regulations to be effective as of September 30, 1994, an institution's interest rate risk exposure is measured based upon a 200 basis point change in market interest rates. A savings institution whose measured interest rate risk exposure is greater than specified levels must deduct an interest rate risk component when calculating total capital for purposes of determining regulatory risk-based capital levels. As of June 30, 1994, the Company believes that it would not have been required to deduct any interest rate risk component under the OTS interest rate risk capital regulations.

LIQUIDITY AND CAPITAL RESOURCES

    Total shareholders' equity increased to $64.6 million at June 30, 1994 from $60.4 million at September 30, 1993 and $55.0 million at September 30, 1992. The increase in shareholders' equity from fiscal year end 1992 to 1993 reflects total net income of $6.2 million, offset by cash dividends to shareholders aggregating $1.9 million. Also during fiscal 1993, shareholders' equity increased $1.2 million as a result of reduction in debt related to the Company's employee stock ownership plan, exercise of stock options, and purchases by shareholders under the Company's dividend reinvestment and stock purchase plan. The increase in shareholders' equity during the first nine months of fiscal 1994 reflects total net income of $5.6 million, offset by cash dividends to shareholders aggregating $1.8 million. Also during the period, shareholders' equity increased by $1.1 million as a result of a reduction in debt related to the Company's employee stock ownership plan, exercise of stock options, and purchases by shareholders under the Company's dividend reinvestment and stock purchase plan. This increase was partly offset by a $675,000 reduction in shareholders' equity at June 30, 1994 to reflect net unrealized losses on the Company's mutual fund and marketable equity securities portfolio.

    Management periodically reviews the unrealized losses on securities to assess whether a security has an other than temporary decline in value. At June 30, 1994, management did not believe that any of Eagle's securities had an other than temporary decline in value that should result in a write down of securities and a corresponding decrease in the Company's income. Management continues to monitor whether any portions of the $675,000 net unrealized losses on the Company's mutual fund and marketable securities portfolio (on a pre-tax basis at June 30, 1994) should be reflected through a write-down of such securities during future periods.

    As a member of the FHLB System, the Bank is required to maintain liquid assets at 5% of its withdrawable deposits plus short-term borrowings. At June 30, 1994, the Bank was in compliance with the OTS liquidity requirements, having a ratio of 11.7%.

    The Company's principal sources of funds include deposits, loan payments (including interest, amortization of principal and prepayments), earnings and amortization on investments, maturing investments and FHLB advances. Principal uses of funds include loan originations, investments, payments of interest on deposits, and payments to meet operating expenses. At June 30, 1994, the Company had approximately $75.4 million in loan commitments outstanding including $24.2 million in available home equity lines of credit and $7.5 million in amounts due borrowers for construction loan advances. It is expected that these and future loans will be funded primarily by deposits, loan repayments, investment maturities and amortization and borrowings. The Bank has the aggregate capacity to borrow up to $625.6 million in advances from the FHLB of Boston and will continue to consider this source for lending. FHLB advances at June 30, 1994 were $23.7 million, compared to $15.5 million at September 30, 1993 and $5.5 million at September 30, 1992.

    It is the Company's general policy to purchase debt securities (including mortgage-backed securities) with the intent and ability to hold to maturity for purposes of earning interest income and meeting regulatory liquidity requirements. Events which may be reasonably anticipated are considered when determining the Company's intent to hold investment securities to maturity. Such securities are classified as investment securities and are stated at cost adjusted for amortization of premiums and accretion of discounts. Equity securities and mutual fund investments are accounted for, in the aggregate, at the lower of cost or market value with any unrealized loss being recorded as a reduction to shareholders' equity. When a security available for sale is sold, the proceeds are used to fund loans when deposit flows are not adequate, the rates offered on advances are not favorable, and liquidity ratios support such sales. Management believes such an approach to be prudent since it provides an opportunity to reinvest the proceeds from sales of this type into higher yielding mortgage loans. The

Company also occasionally sells securities available for sale to restructure an asset/liability mismatch. During the nine months ended June 30, 1994, Eagle sold $2.8 million of investment securities. During fiscal 1993, investment securities sold totaled $12.0 million, producing net gains of $52,000, while maturing investment securities totaled $6.4 million. There were no mortgage-backed securities sold or maturing in fiscal 1993. During fiscal 1992, investment securities and mortgage-backed securities sold totaled $13.3 million, producing net gains of $37,000, while maturing investment securities totaled $22.7 million.

    The Bank is required by the OTS to meet minimum capital requirements, which include tangible capital, core capital and risk-based capital requirements. The Bank's actual capital as reported to the OTS at June 30, 1994 exceeded all three requirements. The following chart sets forth the actual and required minimum levels of regulatory capital for the Bank under applicable OTS regulations as of June 30, 1994:

                                                             ACTUAL      PERCENT    REQUIRED     PERCENT     EXCESS
                                                            ---------  -----------  ---------  -----------  ---------
                                                                             (DOLLARS IN THOUSANDS)
Core......................................................  $  50,898       4.69%   $  32,572       3.00%   $  18,326
Tangible..................................................     50,564       4.66       16,286       1.50       34,278
Risk-based................................................     53,930      10.59       40,726       8.00       13,204

    The OTS has proposed to increase the minimum required core capital ratio from the current 3% level to a range of 4% to 5% for all but the most highly rated financial institutions. While the OTS has not taken final action on such proposal, it has adopted a prompt corrective action regulation that classifies any savings institution that maintains a core capital ratio of less than 4% (3% in the event the institution was assigned a composite 1 rating in its most recent report of examination) as "undercapitalized." As of June 30, 1994, the Bank had a core capital ratio of 4.66% and met the requirements for an "adequately capitalized" institution. Prior to the Bank of Hartford transaction, Eagle Federal's capital ratios met the requirements for a "well capitalized" institution. Giving effect to completion of this Offering and the intended use of the estimated $ of net proceeds (excluding exercise of the Underwriter's 15% over-allotment option), on a pro forma basis at June 30, 1994, the Bank would have core, tangible and risk based capital ratios of %, % and
    %, respectively, and would meet the requirements for a "well capitalized" institution. See "Use of Proceeds."

RECENT ACCOUNTING DEVELOPMENTS

    In May 1993, the Financial Accounting Standards Board ("FASB") issued SFAS No. 114, ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN. SFAS No. 114 requires that loans be impaired when it is probable that a creditor will be unable to collect all amounts (i.e., principal and interest) contractually due, and that the impairment be measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate. SFAS No. 114 also allows impairments to be measured based on the loan's market price or the fair value of the collateral if the loan is collateral dependent. The effective date for SFAS No. 114 is for fiscal years beginning after December 15, 1994. Eagle has not yet determined the impact of adoption of this statement.

    In May 1993, the FASB issued SFAS No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. SFAS No. 115 generally would require that debt and equity securities that have readily determinable fair values be carried at fair value unless they are classified as held to maturity. Securities would be classified as held to maturity and carried at amortized cost only if the reporting entity has a positive intent and ability to hold those securities to maturity. If not classified as held to maturity, such securities would be classified as trading securities or securities available for sale. Unrealized holding gains or losses for securities available for sale would be excluded from earnings and reported as a net amount in a separate component of shareholders' equity. The effective date for the statement is for fiscal years beginning after December 15, 1993. Based on the securities held by Eagle at June 30, 1994 the Company does not believe that this statement will have a material effect on the classification of its securities upon adoption. The impact on Eagle's future financial position or results of operations will be based on the future fair values of its securities.

                                   MANAGEMENT

DIRECTORS

    In addition to Ralph T. Linsley and Robert J. Britton (whose backgrounds are described below under "Executive Officers"), the directors of Eagle are as follows:

    RICHARD H. ALDEN became a director of Bristol in 1977. Upon the merger of Bristol's holding company with Eagle in 1988, he also became a director of Eagle. He has been engaged in the private practice of law in Bristol, Connecticut since 1962.

    GEORGE T. CARPENTER became a director of Bristol in 1972. Upon the merger of Bristol's holding company with Eagle in 1988, he also became a director of Eagle. Since 1977, Mr. Carpenter has been President of S. Carpenter Construction Co., President and Treasurer of Carpenter Realty Co. and of Bristol Shopping Plaza, which firms are headquartered in Bristol, Connecticut. Mr. Carpenter is a director of Barnes Group, Inc., a manufacturer of springs and aircraft parts and distributor of automobile parts, which is headquartered in Bristol, Connecticut.

    THEODORE M. DONOVAN became a director of Bristol in 1982. Upon the merger of Bristol's holding company with Eagle in 1988, he also became a director of Eagle. Mr. Donovan has been in the private practice of law in Bristol, Connecticut since 1959.

    THOMAS V. LAPORTA became a director of Torrington in 1979 and of Eagle upon its formation in 1986. Mr. LaPorta is the President and Chairman of the Board of the LaPorta Funeral Home in Torrington, Connecticut.

    STEVEN E. LASEWICZ, JR. became a director of Bristol in 1986 and of Eagle in 1990. He has been President of SELCO Controls, Inc. since 1977. The firm is headquartered in West Hartford, Connecticut and installs and services temperature control and building automation systems.

    JOHN F. MCCARTHY became a director of Torrington in 1984 and of Eagle upon its formation in 1986. He is the President of J&M Sales, Inc., a Torrington-based beer distributorship, and the President of Thames River Recycling Co. in Newington, Connecticut.

    FRANK J. PASCALE, Chairman of the Board of Eagle, retired as its Chief Executive Officer in August 1991 after 28 years of service with Eagle or Torrington. After his retirement, Mr. Pascale served as a consultant to Eagle until April 1993. Mr. Pascale will retire as Chairman of the Board effective at the 1995 annual meeting.

    ERNEST J. TORIZZO became a director of Torrington in 1984 and of Eagle upon its formation in 1986. He is Executive Vice President of O&G Industries, Inc., a construction company headquartered in Torrington, Connecticut. Mr. Torizzo is also part owner and a director of Burlington Construction Company in Torrington, Connecticut.

EXECUTIVE OFFICERS

    The executive officers of Eagle Financial are as follows:

    RALPH T. LINSLEY is Vice Chairman, President and Chief Executive Officer of Eagle and Chairman and Chief Executive Officer of the Bank. He serves as a director of both Eagle and the Bank. He joined Bristol in 1956 and became its President in 1971. Upon the merger of Bristol's holding company with Eagle in 1988, Mr. Linsley became Vice Chairman and President of Eagle while continuing to serve as Chairman, President and Chief Executive Officer of Bristol. He became Chief Executive Officer of Eagle in August 1991 and Chairman and Chief Executive Officer of the Bank upon the merger of Bristol with Torrington in January 1993. Mr. Linsley has advised the Board of Directors that he will retire on September 30, 1994 as President and Chief Executive Officer of Eagle and Chief Executive Officer of the Bank. Mr. Linsley will thereafter continue to serve as Vice Chairman and a director of Eagle and as Chairman of the Board and a director of the Bank. Mr. Linsley will then also become a consultant to Eagle.

    ROBERT J. BRITTON is Executive Vice President of Eagle and President and Chief Operating Officer of the Bank. He serves as a director of both Eagle and the Bank. He joined Torrington in 1978 and became its Vice President and Chief Lending Officer in 1983 and Executive Vice President in 1989. He has served as an executive officer of Eagle since 1991 and as a director since 1992. Upon the merger of Bristol with Torrington in January 1993, he also became the President, Chief Operating Officer and a director of the Bank. Following Mr. Linsley's retirement on September 30, 1994, Mr. Britton has been selected by the Board of Directors to serve as President and Chief Executive Officer of both Eagle and the Bank. The selection of Mr. Britton as the new Chief Executive Officer is intended by the Board of Directors to provide continuity to Eagle's policies and objectives with no significant changes expected from those followed while Mr. Linsley served as Chief Executive Officer and Mr. Britton as Chief Operating Officer.

    MARK J. BLUM is Vice President and Chief Financial Officer of Eagle. He joined Torrington in 1985 and became Treasurer in 1986. He has also held similar positions with Eagle since its formation in 1987. Upon the merger of Bristol with Torrington in January 1993, he also became Senior Vice President and Chief Financial Officer of the Bank.

    IRENE K. HRICKO is Vice President and Corporate Secretary of Eagle and the Bank. She joined Torrington in 1949 and became its Vice President -- Marketing in 1981 and its Vice President and Corporate Secretary in 1983. Upon the merger of Bristol's holding company with Eagle in 1988, she also became Vice President and Corporate Secretary of Bristol. Upon the merger of Bristol with Torrington in January 1993, she also became Vice President and Corporate Secretary of the Bank.

    ERCOLE J. LABADIA is Vice President -- Administration of Eagle. He became Bristol's Vice President and Treasurer in 1973, Senior Vice President/Administration in 1982 and Executive Vice President in 1989. He has also held executive positions with Eagle since its 1988 merger of equals with Bristol's holding company. Upon the merger of Bristol with Torrington in January 1993, he became Executive Vice President Administration and Operations of the Bank.

    BARBARA S. MILLS is Vice President and Treasurer of Eagle and the Bank. She became Bristol's Comptroller in 1980 and its Vice President, Chief Financial Officer and Treasurer in 1982. Since the 1988 merger of equals with Bristol's holding company, she has held her current positions with Eagle. Her current positions with the Bank have been held since the merger of Bristol with Torrington in January 1993.

STOCK OWNED BY MANAGEMENT

    As of June 30, 1994, directors and executive officers of Eagle as a group (14 persons) beneficially owned 409,365 shares of Common Stock, or 12.4% of the outstanding Common Stock, as determined under Rule 13d-3 of the Exchange Act. This amount includes 27,458 shares allocated to the accounts of executive officers under the Company's employee stock ownership plan, 168,300 shares subject to options which are exercisable within 60 days, and 64,587 shares owned by certain family members or companies affiliated with directors or executive officers of Eagle (some of which the director or executive officer may disclaim beneficial ownership).

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    The authorized capital stock of Eagle consists of 8,000,000 shares of Common Stock, par value $.01 per share, and 2,000,000 shares of serial preferred stock, par value $.01 per share ("Preferred Stock"). At August 3, 1994, there were 3,123,035 shares of Common Stock issued and outstanding (excluding 43,066 treasury shares) and no shares of Preferred Stock issued and outstanding. Based on such outstanding shares upon the completion of this Offering (excluding 43,066 treasury shares), there will be 4,253,035 shares of Common Stock issued and outstanding, or 4,422,535 shares if the Underwriter's 15% over allotment
option  is  fully  exercised.    See "Capitalization."

    THE COMMON STOCK OF EAGLE REPRESENTS NON-WITHDRAWABLE CAPITAL AND IS NOT OF AN INSURABLE TYPE OR INSURED BY THE FDIC.

    Under Delaware law, the holders of the Common Stock are entitled to one vote for each share held on all matters voted upon. If Eagle issues Preferred Stock in the future, holders of the Preferred Stock may also possess voting powers.

    In the unlikely event of any liquidation or dissolution of Eagle, the holders of its Common Stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all assets of Eagle available for distribution, in cash or in kind. If Preferred Stock has been issued subsequently, the holders thereof may have a priority over the holders of the Common Stock in the event of liquidation or dissolution.

    Holders of the Common Stock will not be entitled to preemptive rights with respect to any shares which may be issued. The Common Stock will not be subject to any call for redemption and, upon receipt by Eagle of the full purchase price therefor, each share of Common Stock will be duly authorized, fully paid and nonassessable.

    The Board of Directors of Eagle is authorized to issue preferred stock in series and to fix and state the voting powers, designations, preferences and relative, participating, optional or other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof. Preferred Stock may rank prior to the Common Stock as to dividend rights, liquidation preferences or both, and may have full or limited, multiple, fractional or no voting rights. The holders of Preferred Stock will be entitled to vote as a separate class or series under certain circumstances, regardless of any other voting rights which such holders may have.

    The registrar and transfer agent for the Common Stock is First National Bank of Boston.

DIVIDEND LIMITATIONS

    OTS regulations impose limitations on cash dividends and other capital distributions by savings institutions, such as Eagle Federal. Within these limitations, certain "safe harbor" capital distributions are permitted, subject to providing OTS at least 30 days' advance notice. Savings institutions, which have capital in excess of all fully phased-in capital requirements before and after the proposed capital distribution and have not been notified that they are in need of more than normal supervision ("Tier 1 Institutions"), may make capital distributions during a calendar year up to the greater of (i) 100% of net income to date during the calendar year, plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year, or (ii) 75% of its net income over the most recent four-quarter period.

    The OTS may prohibit a proposed capital distribution by any savings institution if the OTS determines that such distribution would constitute an unsafe or unsound practice. In addition, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") prohibits an insured depository institution from declaring any dividend or making any other capital distribution if, following the distribution or payment, the institution would be classified as "undercapitalized" or lower. At June 30, 1994, Eagle Federal qualified as a Tier I institution. There can be no assurance that the OTS will permit Eagle Federal to pay dividends to the Company in the amount permitted by applicable regulations.

    Earnings appropriated for bad debt reserves and deducted for federal income tax purposes cannot be used by Eagle Federal to pay cash dividends to the Company without the payment of federal income taxes by Eagle Federal at the then current income tax rate on the amount deemed distributed, which would include the amount of any federal income taxes attributable to the distribution. Thus, any dividends to the Company that would reduce amounts appropriated to Eagle Federal's bad debt reserves and deducted for federal income tax purposes could create a significant tax liability for Eagle Federal.

    Unlike Eagle Federal, the Company is not subject to regulatory restrictions on the payment of dividends to its shareholders. However, the Company is subject to the requirements of Delaware law, which generally limits dividends to the amount of a corporation's net assets less paid-in capital.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

    The certificate of incorporation and by-laws of Eagle contain various provisions which are designed to encourage potential acquirors to negotiate directly with the Board of Directors and to discourage hostile takeover attempts. Certain of these provisions may have the effect of discouraging a future takeover attempt which is not approved by the Board of Directors, but which the shareholders of Eagle might deem to be in their best interest or in which shareholders might receive a substantial premium for their shares over then-current market prices. These provisions include (i) a classified board of directors, (ii) lack of authority for shareholders to call a special meeting,
(iii) authority for Board of Directors to issue up to 2,000,000 shares of Preferred Stock without shareholder approval, (iv) certain restrictions on acquisitions of or offers to acquire 10% or more of the outstanding voting stock of Eagle, (v) supermajority vote requirements for amendments to certain provisions of its certificate of incorporation and by-laws, and (vi) the requirement that certain business combinations either be approved by at least 80% of Eagle's outstanding voting stock or be approved by a two-thirds vote of the Board of Directors or satisfy certain minimum price requirements.

OTHER RESTRICTIONS ON THE ACQUISITION OF STOCK

    For purposes of the restrictions described below, Eagle Federal would be defined as a "savings association" and Eagle as a "savings and loan holding company."

    Federal law provides that no company, "directly or indirectly or acting in concert with one or more persons, or through one or more subsidiaries, or through one or more transactions," may acquire "control" of a savings association or holding company thereof at any time without the prior approval of the OTS. In addition, any company that acquires such control becomes a "savings and loan holding company" subject to registration, examination and regulation as a savings and loan holding company. "Control" in this context means ownership of, control of, or holding proxies representing more than 25% of the voting shares of a savings association or holding company thereof or the power to control in any manner the election of a majority of the directors of such savings association or holding company.

    Federal law also provides that no "person," acting directly or indirectly or through or in concert with one or more persons, may acquire "control" of a savings association or holding company thereof, unless at least 60 days' prior written notice has been given to the OTS and the OTS has not objected to the proposed acquisition. "Control" is defined for this purpose as the power, directly or indirectly, to direct the management or policies of a savings association or holding company or to vote more than 25% of any class of voting securities of a savings association or holding company.

    Federal regulations require that, prior to obtaining control of an insured institution (including a holding company thereof), a person, other than a company, must give 60 days' notice to the OTS and have received no OTS objection to such acquisition of control; a company must apply for and receive OTS approval of the acquisition. Control, as defined under federal law, involves a 25% voting stock test, control in any manner of the election of a majority of the institution's directors, or a determination by the OTS that the acquirer has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of an institution's voting stock, if the acquirer also is subject to any one of either "control factors," constitutes a rebuttable determination of control under the regulations. The determination of control may be rebutted by submission to the OTS, prior to the acquisition of stock or the occurrence of any other circumstances giving rise to such determination, of a statement setting forth facts and circumstances which would support a finding that no control relationship will exist and containing certain undertakings. The regulations provide that persons or companies which acquire beneficial ownership exceeding 10% or more of any class of an insured institution's stock after the effective date of the regulations must file with the OTS a certification that the holder is not in control of such institution, is not subject to a rebuttable determination of control and will not take action which would result in a determination or rebuttable determination of control without prior notice to or approval of the OTS, as applicable.

    Under Section 203 of the Delaware General Corporation Law ("Delaware Law"), a resident domestic corporation may not engage in a business combination with an interested stockholder for a period of three years after the date such person became an interested stockholder, unless (i) prior to such date the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such person becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding for determining the number of shares outstanding shares owned by (a) persons who are directors and officers and (b) employee stock plans, in certain instances), or (iii) on or subsequent to such date the business combination is approved by the Board of Directors and authorized by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder. Section 203 of the Delaware Law defines the term "business combination" to encompass a wide variety of transactions with or caused by an interested stockholder in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders, including certain mergers, consolidations, asset sales, transfers and other transactions resulting in financial benefit to the interested stockholder. "Interested stockholder" means a person who owns (or within three years prior, did own) 15% or more of the corporation's outstanding stock, and the affiliates and associates of such person.

LIMITATION ON LIABILITY

    As permitted under Delaware Law, certificate of incorporation provides of Eagle that no director of Eagle will be liable for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the director's duty of loyalty to Eagle or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for approval of certain unlawful dividends or stock purchases or redemptions and (iv) for any transaction from which the director derived an improper personal benefit. In appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware Law.

                                  UNDERWRITING

    The Underwriter, Keefe, Bruyette & Woods, Inc., has agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from Eagle all of the shares of Common Stock offered hereby. The Underwriter is committed to purchase all of such shares if any are purchased.

    The Underwriter has advised Eagle that it proposes initially to offer such shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a
concession not in excess of  $       per share.  The Underwriter may allow,  and
such dealers may reallow, a discount not in excess of $ per share on sales to certain other dealers. After the initial offering of the Common Stock to the public, the offering price, concession and reallowance may be changed.

    The Company has granted the Underwriter an option for 30 days from the date hereof to purchase up to an additional 169,500 shares of Common Stock to cover over-allotments, if any, at the initial public offering price less the underwriting discount.

    The Company has agreed to indemnify the Underwriter against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the Underwriter may be required to make in respect thereof.

    The Company has agreed with the Underwriter that, for a period of 90 days after the date of this Prospectus, Eagle will not, without the Underwriter's prior written consent, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of Common Stock and will not issue to the public any shares of Common Stock or securities convertible into, or warrants to purchase, any shares of Common Stock, except pursuant to Eagle's existing stock option plans or its dividend reinvestment and stock purchase plan.

    The  Underwriter,  dealers  or  agents  may  be  customers  of,  engage   in
transactions with, or perform services for, Eagle and its subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for Eagle by its counsel, Hogan & Hartson L.L.P., Washington, D.C. Certain legal matters relating to this Offering will be passed upon for the Underwriter by Brown & Wood, New York, New York.

                                    EXPERTS

    The consolidated financial statements of Eagle at September 30, 1993, and for the year then ended, and the statement of assets acquired and liabilities assumed at June 10, 1994, related to the acquisition of certain assets and assumption of certain liabilities of the Bank of Hartford by Eagle Federal, have been included herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements of Eagle at September 30, 1992, and for each of the two years in the period ended September 30, 1992, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                   PAGE
                                                                                                                 ---------
(a)        Independent Auditors' Report of KPMG Peat Marwick...................................................        F-2
(b)        Independent Auditors' Report of Ernst & Young LLP...................................................        F-3
(c)        Consolidated Balance Sheets -- September 30, 1993 and 1992..........................................        F-4
(d)        Consolidated Statements of Income -- For the Years Ended September 30, 1993, 1992 and 1991..........        F-5
(e)        Consolidated Statements of Shareholders' Equity -- For the Years Ended September 30, 1993, 1992 and
            1991...............................................................................................        F-6
(f)        Consolidated Statements of Cash Flows -- For the Years Ended September 30, 1993, 1992 and 1991......        F-7
(g)        Notes to Consolidated Financial Statements..........................................................        F-9
(h)        Consolidated Balance Sheets -- June 30, 1994 (Unaudited) and September 30, 1993.....................       F-26
(i)        Consolidated Statements of Income -- For the Three and Nine Months Ended June 30, 1994 and 1993 (Unaudited)F-27
(j)        Consolidated Statements of Shareholders' Equity -- For the Nine Months Ended June 30, 1994 and 1993
            (Unaudited)........................................................................................       F-28
(k)        Consolidated Statements of Cash Flows -- For the Nine Months Ended June 30, 1994 and 1993
            (Unaudited)........................................................................................       F-29
(l)        Notes to Consolidated Financial Statements -- June 30, 1994 (Unaudited).............................       F-30
(m)        Independent Auditors' Report of KPMG Peat Marwick as to Statement of Assets Acquired and Liabilities
            Assumed............................................................................................       F-33
(n)        Statement of Assets Acquired and Liabilities Assumed -- June 10, 1994...............................       F-34
(o)        Notes to Statement of Assets Acquired and Liabilities Assumed.......................................       F-35

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Eagle Financial Corp.:

    We have audited the accompanying consolidated balance sheet of Eagle Financial Corp. and subsidiaries as of September 30, 1993, and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eagle Financial Corp. and subsidiaries as of September 30, 1993, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

KPMG Peat Marwick
Hartford, CT
October 22, 1993

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Eagle Financial Corp.:

    We have audited the accompanying consolidated balance sheets of Eagle Financial Corp. as of September 30, 1992, and the related consolidated statements of income, shareholders' equity and cash flows for each of the two years in the period ended September 30, 1992. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eagle Financial Corp. at September 30, 1992, and the consolidated results of its operations and its cash flows for each of the two years in the period ended September 30, 1992, in conformity with generally accepted accounting principles.

Ernst & Young LLP
Hartford, CT
October 29, 1992

                     EAGLE FINANCIAL CORP. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                                               SEPTEMBER 30,
                                                                                          ------------------------
                                                                                             1993         1992
                                                                                          -----------  -----------
                                                                                           (DOLLARS IN THOUSANDS,
                                                                                            EXCEPT FOR PER SHARE
                                                                                                   DATA)
Assets
  Cash and amounts due from depository institutions.....................................  $    12,462  $    13,542
  Interest-bearing deposits.............................................................        9,496       19,590
                                                                                          -----------  -----------
    Cash and cash equivalents...........................................................       21,958       33,132
  Securities available for sale
   (market value $15,601 at September 30, 1993).........................................       15,599      --
  Investment securities
   (market value: $47,954 in 1993 and $87,960 in 1992)..................................       46,880       86,019
  Mortgage-backed securities
   (market value: $26,748 in 1993 and $32,413 in 1992)..................................       25,953       31,652
  Loans receivable, net of allowance for loan losses of $5,005 in 1993 and $4,011 in
   1992.................................................................................      656,344      568,124
  Accrued interest receivable...........................................................        4,380        4,526
  Real estate acquired in settlement of loans and in-substance repossessed real estate,
   net..................................................................................        5,471        6,403
  Stock in Federal Home Loan Bank of Boston, at cost....................................        5,949        4,339
  Premises and equipment, net...........................................................        6,029        5,903
  Prepaid expenses and other assets.....................................................        3,905       11,073
                                                                                          -----------  -----------
    Total assets........................................................................  $   792,468  $   751,171
                                                                                          -----------  -----------
                                                                                          -----------  -----------
Liabilities and Shareholders' Equity Liabilities:
  Deposits..............................................................................  $   706,214  $   677,701
  Federal Home Loan Bank advances.......................................................       15,500        5,500
  Borrowed money........................................................................          752        1,826
  Advance payments by borrowers for taxes and insurance.................................        3,577        3,836
  Accrued expenses and other liabilities................................................        6,018        7,304
                                                                                          -----------  -----------
    Total liabilities...................................................................      732,061      696,167
Shareholders' equity:
  Serial preferred stock, $.01 par value, 2,000,000 shares authorized and unissued
   Common stock, $.01 par value, 8,000,000 shares authorized; 3,097,547 and 3,004,602 shares issued at September 30, 1993 and 1992, respectively, including 43,066 shares
   held in treasury.....................................................................           31           27
  Additional paid-in capital............................................................       33,562       27,640
  Retained earnings.....................................................................       27,928       28,707
  Cost of common stock in treasury......................................................         (362)        (362)
  Employee stock ownership plan stock...................................................         (752)      (1,008)
                                                                                          -----------  -----------
    Total shareholders' equity..........................................................       60,407       55,004
                                                                                          -----------  -----------
  Commitments and contingencies
    Total liabilities and shareholders' equity..........................................  $   792,468  $   751,171
                                                                                          -----------  -----------
                                                                                          -----------  -----------

                 See notes to Consolidated Financial Statements

                     EAGLE FINANCIAL CORP. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                             YEARS ENDED SEPTEMBER 30,
                                                                    -------------------------------------------
                                                                        1993           1992           1991
                                                                    -------------  -------------  -------------
                                                                    (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE
                                                                                       DATA)
Interest income:
  Interest and fees on loans......................................  $      48,614  $      45,404  $      42,238
  Interest on mortgage-backed securities..........................          1,859            820            507
  Interest on investment securities...............................          3,886          3,637          2,782
  Dividends on investment securities..............................          1,395          2,023          1,744
                                                                    -------------  -------------  -------------
    Total interest income.........................................         55,754         51,884         47,271
Interest expense:
  Interest on deposits............................................         27,960         29,026         29,048
  Interest on Federal Home Loan Bank advances.....................            494            634          1,555
  Interest on borrowed money......................................             15             38             36
                                                                    -------------  -------------  -------------
    Total interest expense........................................         28,469         29,698         30,639
                                                                    -------------  -------------  -------------
    Net interest income...........................................         27,285         22,186         16,632
Provision for loan losses.........................................          1,708          1,646          1,652
                                                                    -------------  -------------  -------------
    Net interest income after provision for loan losses...........         25,577         20,540         14,980
Other income:
  Net gain on sale of investment securities.......................             52             37              2
  Customer service fee income.....................................          1,688          1,268            887
  Other...........................................................            764          1,157            764
                                                                    -------------  -------------  -------------
    Total other income............................................          2,504          2,462          1,653
                                                                    -------------  -------------  -------------
                                                                           28,081         23,002         16,633
Other expenses:
  Compensation, taxes and benefits................................          7,398          5,956          4,596
  Office occupancy................................................          1,856          1,465          1,065
  Advertising.....................................................            534            409            298
  Provision for losses on real estate acquired in settlement of
   loans..........................................................            287            239             41
  Operation of real estate acquired in settlement of loans........            690            501            112
  Federal insurance premium.......................................          1,459          1,226            891
  Data processing expenses........................................          1,076            882            674
  Other...........................................................          2,992          2,258          1,564
                                                                    -------------  -------------  -------------
    Total other expenses..........................................         16,292         12,936          9,241
                                                                    -------------  -------------  -------------
    Income before income taxes....................................         11,789         10,066          7,392
Income taxes......................................................          5,637          4,900          3,381
                                                                    -------------  -------------  -------------
    Net income....................................................  $       6,152  $       5,166  $       4,011
                                                                    -------------  -------------  -------------
                                                                    -------------  -------------  -------------
Net income per share..............................................  $        1.97  $        1.70  $        1.37
Weighted-average shares outstanding...............................      3,128,220      3,046,335      2,928,910

                 See notes to Consolidated Financial Statements

                     EAGLE FINANCIAL CORP. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                     NET UNREALIZED
                                                                                          COST OF        LOSS ON       EMPLOYEE
                                          COMMON STOCK        ADDITIONAL                  COMMON       MARKETABLE        STOCK
                                    ------------------------    PAID-IN     RETAINED     STOCK IN        EQUITY        OWNERSHIP
                                      SHARES       AMOUNT       CAPITAL     EARNINGS     TREASURY      SECURITIES     PLAN STOCK
                                    -----------  -----------  -----------  -----------  -----------  ---------------  -----------
                                                          (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
Balance at October 1, 1990........       2,694    $      27    $  27,303    $  22,517    $    (251)     $     (96)     $    (611)
  Net income......................                                              4,011
  Cash dividends declared, $.47
   per share......................                                             (1,385)
  Reduction in debt related to
   Employee Stock Ownership Plan..                                                                                           182
  Employee Stock Ownership Plan
   stock purchased with debt......                                                                                          (759)
  Payment for fractional shares...                                    (5)
  Purchase of treasury stock......                                                             (90)
  Decrease in net unrealized loss
   on marketable equity
   securities.....................                                                                             49
                                         -----          ---   -----------  -----------  -----------           ---     -----------
Balance at September 30, 1991.....       2,694           27       27,298       25,143         (341)           (47)        (1,188)
  Net income......................                                              5,166
  Cash dividends declared, $.55
   per share......................                                             (1,602)
  Reduction in debt related to
   Employee Stock Ownership Plan..                                                                                           180
  Exercise of stock options and
   other..........................          37                       348
  Payment for fractional shares...                                    (6)
  Purchase of treasury stock......                                                             (21)
  Decrease in net unrealized loss
   on marketable equity
   securities.....................                                                                             47
                                         -----          ---   -----------  -----------  -----------           ---     -----------
Balance at September 30, 1992.....       2,731           27       27,640       28,707         (362)        --             (1,008)
  Net income......................                                              6,152
  Cash dividends declared, $.63
   per share......................                                             (1,910)
  Reduction in debt related to
   Employee Stock Ownership Plan..                                                                                           256
  Exercise of stock options and
   other..........................          79            1          694
  Payment for fractional shares...                                    (8)
  Common stock dividend declared,
   10%............................         273            3        5,009       (5,021)
  Dividend reinvestment plan......          14                       227
                                         -----          ---   -----------  -----------  -----------           ---     -----------
Balance at September 30, 1993.....       3,097    $      31    $  33,562    $  27,928    $    (362)     $  --          $    (752)
                                         -----          ---   -----------  -----------  -----------           ---     -----------
                                         -----          ---   -----------  -----------  -----------           ---     -----------


                                      TOTAL
                                    ---------

Balance at October 1, 1990........  $  48,889
  Net income......................      4,011
  Cash dividends declared, $.47
   per share......................     (1,385)
  Reduction in debt related to
   Employee Stock Ownership Plan..        182
  Employee Stock Ownership Plan
   stock purchased with debt......       (759)
  Payment for fractional shares...         (5)
  Purchase of treasury stock......        (90)
  Decrease in net unrealized loss
   on marketable equity
   securities.....................         49
                                    ---------
Balance at September 30, 1991.....     50,892
  Net income......................      5,166
  Cash dividends declared, $.55
   per share......................     (1,602)
  Reduction in debt related to
   Employee Stock Ownership Plan..        180
  Exercise of stock options and
   other..........................        348
  Payment for fractional shares...         (6)
  Purchase of treasury stock......        (21)
  Decrease in net unrealized loss
   on marketable equity
   securities.....................         47
                                    ---------
Balance at September 30, 1992.....     55,004
  Net income......................      6,152
  Cash dividends declared, $.63
   per share......................     (1,910)
  Reduction in debt related to
   Employee Stock Ownership Plan..        256
  Exercise of stock options and
   other..........................        695
  Payment for fractional shares...         (8)
  Common stock dividend declared,
   10%............................         (9)
  Dividend reinvestment plan......        227
                                    ---------
Balance at September 30, 1993.....  $  60,407
                                    ---------
                                    ---------

                 See notes to Consolidated Financial Statements

                    EAGLE FINANCIAL CORP. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 YEARS ENDED SEPTEMBER 30,
                                                                           --------------------------------------
                                                                               1993          1992         1991
                                                                           ------------  ------------  ----------
                                                                                   (DOLLARS IN THOUSANDS)
Net income...............................................................  $      6,152  $      5,166  $    4,011
Adjustments to reconcile net income to net cash provided by operating activities:
  Provision for loan losses..............................................         1,708         1,646       1,652
  Provision for losses on real estate acquired in settlement of loans....           287           239          41
  Provision for depreciation and amortization............................           603           496         404
  Accretion of discounts and fees on loans...............................          (574)         (263)       (216)
  Amortization of premiums on loans......................................             1             1           5
  Amortization of premiums on mortgage-backed securities.................             8             8           8
  Amortization of premiums (accretion of discounts) on investments.......           101            58           9
  Amortization of core deposit intangibles...............................           375           128      --
  Deferred income taxes..................................................          (223)         (357)       (142)
  Realized mortgage-backed and investment security losses (gains), net...           (52)          (37)         (2)
  Changes in assets and liabilities, net of acquisitions:
    Decrease (increase) in accrued interest receivable...................           146          (529)        211
    Increase in accrued interest payable.................................           153           345          94
    Loan origination fees................................................         1,318           974         353
    Other, net...........................................................         6,253        (4,857)       (414)
                                                                           ------------  ------------  ----------
      Net cash provided by operating activities..........................        16,256         3,018       6,014
                                                                           ------------  ------------  ----------
Net cash provided by investing activities:
Proceeds from sales of securities available for sale.....................         7,998       --           --
Proceeds from sales of investment securities prior to maturity...........         4,032         8,161         501
Proceeds from maturities of investment securities........................         6,350        22,685       5,000
Proceeds from amortization of investment securities......................        19,526        15,956       3,730
Purchases of securities available for sale...............................       (10,000)      --           --
Purchases of investment securities.......................................        (4,415)      (92,706)    (32,511)
Net decrease (increase) in Federal funds sold............................       --                800        (800)
Principal payments on mortgage-backed securities.........................         5,691         1,323         898
Purchases of mortgage-backed securities..................................       --            (32,819)     --
Proceeds from sales of mortgage-backed securities........................       --              5,122      --
Principal payments on loans receivable...................................       115,111       102,045      59,915
Loan originations........................................................      (209,901)     (163,478)    (78,927)
Loan purchases...........................................................       --            --             (240)
Proceeds from sales of loans.............................................           698           644         500
Proceeds from sales of real estate acquired in settlement of loans.......         3,636         2,899       1,425
Purchases of premises and equipment......................................          (729)       (1,878)       (460)
Increase in investment in Federal Home Loan Bank stock...................        (1,610)         (305)       (184)
Acquisition of loans, investments and other assets.......................       --            (87,093)     --
                                                                           ------------  ------------  ----------
      Net cash used by investing activities..............................       (63,613)     (218,644)    (41,153)
                                                                           ------------  ------------  ----------

                                                                     (CONTINUED)

                 See notes to Consolidated Financial Statements

                     EAGLE FINANCIAL CORP. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                                                                                 YEARS ENDED SEPTEMBER 30,
                                                                           --------------------------------------
                                                                               1993          1992         1991
                                                                           ------------  ------------  ----------
                                                                                   (DOLLARS IN THOUSANDS)
Net cash provided by financing activities:
Net increase in passbook, NOW and Money Market accounts..................  $     18,761  $     45,782  $   32,993
Net (decrease) increase in certificates of deposit.......................         1,554        (7,361)     22,454
Assumption of deposits and liabilities of acquired banks.................         8,198       185,949      --
Borrowings under Federal Home Loan Bank advances.........................        10,000       --            1,003
Principal payments under Federal Home Loan Bank advances.................       --             (3,003)    (16,500)
Net increase (decrease) in borrowed money................................        (1,074)         (739)      1,472
Net increase (decrease) in advance payments by borrowers for taxes and
 insurance...............................................................          (259)        1,891         122
Proceeds from exercise of stock options and dividends reinvested.........           913           348      --
Acquisition of treasury stock............................................       --                (21)        (90)
Cash dividends...........................................................        (1,910)       (1,602)     (1,385)
                                                                           ------------  ------------  ----------
Net cash provided by financing activities................................        36,183       221,244      40,069
                                                                           ------------  ------------  ----------
Increase (decrease) in cash and cash equivalents.........................       (11,174)        5,618       4,930
Cash and cash equivalents at beginning of year...........................        33,132        27,514      22,584
                                                                           ------------  ------------  ----------
Cash and cash equivalents at end of year.................................  $     21,958  $     33,132  $   27,514
                                                                           ------------  ------------  ----------
                                                                           ------------  ------------  ----------
Non-cash investing activities:
  Loans transferred to foreclosed real estate............................  $      3,419  $      6,048  $    4,679
                                                                           ------------  ------------  ----------
                                                                           ------------  ------------  ----------
Supplemental cash flow information:
  Interest paid..........................................................  $     27,788  $     29,140  $   30,616
  Income taxes paid......................................................  $      5,520  $      5,370  $    2,900
                                                                           ------------  ------------  ----------
                                                                           ------------  ------------  ----------

                 See notes to Consolidated Financial Statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1993, 1992 AND 1991

1.  ACCOUNTING POLICIES
    PRINCIPLES OF CONSOLIDATION

    Eagle Financial Corp. (the "Company") is the savings bank holding company for Eagle Federal Savings Bank (the "Bank"), a federally-chartered savings bank. Prior to January 1, 1993, the Company had two bank subsidiaries, Bristol Federal Savings Bank and First Federal Savings and Loan Association of Torrington. Effective January 1, 1993, the two bank subsidiaries were combined into one subsidiary, Eagle Federal Savings Bank. All significant intercompany balances and transactions have been eliminated.

    BASIS OF FINANCIAL STATEMENT PRESENTATION

    The financial statements have been prepared in accordance with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

    Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of foreclosed and in-substance repossessed real estate, management obtains independent appraisals for significant properties.

    While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance or write-downs may be necessary based on changes in economic conditions, particularly in Connecticut. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses and value of foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowance or write-downs based on their judgment of information available to them at the time of their examination.

    INVESTMENT AND MORTGAGE-BACKED SECURITIES

    The Bank determines its accounting for debt securities based upon its projected liquidity needs. Securities that are to be sold before maturity are classified as available for sale and are accounted for at the lower of cost or market. Securities that will be held to maturity other than marketable equity securities are stated at cost, adjusted for amortization of premiums and accretion of discounts. Equity securities, including mutual fund investments, are carried at the lower of aggregate cost or market value (see Note 3). A valuation allowance is established and charged to shareholders' equity when the aggregate market value of the equity securities portfolio is less than the book value of the portfolio. Unrealized losses on equity securities that are determined to be other than temporary are charged to operations. Gains or losses on the sale of investment securities are computed by the specific identification method.

    REVENUE RECOGNITION

    Interest on loans is accrued and credited to operations based upon the principal amount outstanding. The accrual of interest income generally is discontinued when a loan becomes 90 days past due as to principal or interest. Management may elect to continue the accrual of interest when the estimated fair value of collateral is sufficient to cover the principal balance and accrued interest.

    First mortgage loans held for sale in the secondary market are carried at the lower of aggregate cost or market value. Management estimates the market value of its portfolio held for sale based on outstanding investor commitments or current investor yield requirements, whichever is more readily apparent.

                       SEPTEMBER 30, 1993, 1992 AND 1991

1.  ACCOUNTING POLICIES (CONTINUED)
    Loan origination fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment to the related loan's yield. The Company is generally amortizing these amounts over the contractual life of the related loans.

    ALLOWANCE FOR LOAN LOSSES

    The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio, and other relevant factors. The allowance is increased by provisions for loan losses charged against income.

    PREMISES AND EQUIPMENT

    Premises and equipment are carried at cost less accumulated depreciation computed generally by the straight-line method at rates based on estimated useful lives. Amortization of leasehold improvements is computed on a straight-line basis over the terms of related leases.

    REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS AND IN-SUBSTANCE REPOSSESSED REAL ESTATE

    Real estate acquired in settlement of loans and in-substance repossessed real estate is composed of properties acquired through foreclosure proceedings, acceptance of a deed in lieu of foreclosure, or loans for which foreclosure proceedings are imminent. These properties are carried at the lower of cost or fair value, less selling costs. At the time these properties are foreclosed or are designated in-substance repossessed real estate, they are recorded at the lower of cost or fair value through a direct charge against the allowance for loan losses. Losses subsequent to foreclosure or in-substance repossession classification are recorded as a provision (charge) against income.

    INCOME TAXES

    The Company files consolidated state and Federal income tax returns. Items of income and expenses recognized in different time periods for financial reporting purposes and for purposes of computing income taxes currently payable give rise to deferred income taxes which are reflected in the consolidated financial statements.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    Effective December 31, 1992, the Company is required to provide supplemental financial statement disclosures on the estimated fair value of its financial instruments in accordance with Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS No. 107"). Financial instruments as defined in SFAS No. 107 include cash and cash equivalents, investments, mortgage-backed securities, loans, deposits, borrowings and certain off-balance-sheet items. Other assets that are not considered financial instruments under SFAS No. 107 and are excluded from fair value disclosures include real estate owned and premises and equipment.


    Fair value estimates are made at a specific point in time based on market information, where available, or other more subjective information if a market for the financial instrument does not exist. These estimates incorporate assumptions and other matters of judgment and may not reflect the true financial impact that could result from selling the entire portfolio of a financial instrument on one date, including any income tax consequences.

    CASH FLOWS

    Cash and cash equivalents include cash and amounts due from depository institutions and interest-bearing deposits.

                       SEPTEMBER 30, 1993, 1992 AND 1991

1.  ACCOUNTING POLICIES (CONTINUED)
    PER SHARE DATA

    Net income per share is computed by dividing net income by the weighted-average common shares outstanding during the year, increased by the number of shares issuable on the exercise of stock options, if dilutive, based on the treasury stock method. The dilutive effect of stock options was not material for 1993, 1992 and 1991.

    All per share data and the number of outstanding common shares for all periods prior to September 30, 1993 have been adjusted retroactively to give effect to a 10% stock dividend paid in September 1993.

    RECLASSIFICATION

    Certain 1992 and 1991 amounts have been reclassified to conform to the 1993 presentation for comparative purposes. Such reclassifications had no effect on net income.

2.  ACQUISITIONS
    On March 13, 1992, Bristol Federal purchased certain assets and assumed all insured deposits of Danbury Federal Savings and Loan Association ("Danbury"), Danbury, Connecticut from the Resolution Trust Corporation ("RTC").

    On May 8, 1992, Bristol Federal acquired certain assets and assumed all insured deposits of Brookfield Bank ("Brookfield"), Brookfield, Connecticut, from the Federal Deposit Insurance Corporation ("FDIC"). The acquisitions have been accounted for by the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed were recorded based on estimated fair values at the dates of acquisition. The estimated fair values of assets acquired and liabilities assumed at the dates of acquisition are summarized as follows:

                                                                          DANBURY         BROOKFIELD
                                                                      ----------------  ---------------
Cash and due from banks.............................................  $     18,960,000  $     1,428,000
Loans, net..........................................................        84,993,000        --
Other assets........................................................           302,000            1,000
Core deposit intangibles............................................         1,236,000          561,000
Deposits............................................................      (113,655,000)     (66,485,000)
Other liabilities...................................................        (5,687,000)        (122,000)
                                                                      ----------------  ---------------
Cash received or receivable from FDIC/RTC...........................  $     13,851,000  $    64,617,000
                                                                      ----------------  ---------------
                                                                      ----------------  ---------------

    In accordance with the Purchase and Assumption Agreement between the RTC and Bristol Federal, Bristol Federal had the option, until October 7, 1993, to "put back" or return to the RTC for cash, loans acquired in the Danbury transaction if certain documentation deficiencies exist. As of September 30, 1993, $4 million of loans had been put back to the RTC.

    The operating results of these acquisitions are included in the Company's statement of income from the dates of acquisition.

                       SEPTEMBER 30, 1993, 1992 AND 1991

3.  INVESTMENT AND MORTGAGE-BACKED SECURITIES
    The aggregate carrying amounts and market values of investment securities are as follows:

                                                                                  GROSS                      GROSS
                                                                    CARRYING   UNREALIZED    UNREALIZED     MARKET
                                                                      VALUE       GAINS        LOSSES        VALUE
                                                                    ---------  -----------  -------------  ---------
                                                                                     (IN THOUSANDS)
September 30, 1993:
  Debt securities:
    U.S. Treasury securities......................................  $   4,098   $      67     $  --        $   4,165
    Obligations of other U.S. Government agencies.................      8,993         319       --             9,312
    Collateralized mortgage obligations...........................     23,223         351            35       23,539
    Corporate securities..........................................     10,465         270       --            10,735
                                                                    ---------  -----------          ---    ---------
      Total debt securities.......................................     46,779       1,007            35       47,751
  Equity securities...............................................        101         102       --               203
                                                                    ---------  -----------          ---    ---------
      Total investment securities.................................     46,880       1,109            35       47,954
  Securities available for sale:
    Mutual fund investments.......................................     15,599          22            20       15,601
                                                                    ---------  -----------          ---    ---------
      Total investment securities and securities available for
       sale.......................................................  $  62,479  $    1,131           $55    $  63,555
                                                                    ---------  -----------          ---    ---------
                                                                    ---------  -----------          ---    ---------
September 30, 1992:
  Debt securities:
    U.S. Treasury securities......................................  $   6,003  $      146   $   --         $   6,149
    Obligations of other U.S. Government agencies.................     13,344         711       --            14,055
    Collateralized mortgage obligations...........................     39,412         567            29       39,950
    Corporate securities..........................................     13,907         437       --            14,344
                                                                    ---------  -----------          ---    ---------
      Total debt securities.......................................     72,666       1,861            29       74,498
  Equity securities...............................................     13,353         109       --            13,462
                                                                    ---------  -----------          ---    ---------
      Total investment securities.................................  $  86,019  $    1,970           $29    $  87,960
                                                                    ---------  -----------          ---    ---------
                                                                    ---------  -----------          ---    ---------

    Market values of investment securities and mortgage-backed securities are based on quoted market prices or dealer quotes on similar instruments, and approximate fair value disclosures required by SFAS No. 107.

    The carrying value and estimated market value of debt securities at September 30, 1993 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                              ESTIMATED
                                                                                   CARRYING    MARKET
                                                                                     VALUE      VALUE
                                                                                   ---------  ---------
                                                                                      (IN THOUSANDS)
Due in one year or less..........................................................  $   6,315  $   6,415
Due after one year through five years............................................     15,954     16,415
Due after five years through ten years...........................................      4,583      4,659
Due after ten years..............................................................     19,927     20,262
                                                                                   ---------  ---------
                                                                                   $  46,779  $  47,751
                                                                                   ---------  ---------
                                                                                   ---------  ---------

                       SEPTEMBER 30, 1993, 1992 AND 1991

3.  INVESTMENT AND MORTGAGE-BACKED SECURITIES (CONTINUED)
    Proceeds from sale of investment in debt securities were $3,932,000, $6,108,000 and $501,000 in 1993, 1992 and 1991, respectively. Gross gains of
$38,000 were realized on the 1993 sales. Gross gains of $2,000 were realized on both the 1992 and 1991 sales. No losses were realized on the sales in 1993, 1992 and 1991.

    Proceeds from sales of securities available for sale were $7,998,000 in 1993. Gross realized gains and losses on the sales of securities available for sale were $14,000 and $1,000, respectively, in 1993.

    Realized gains on sales of marketable equity securities included in income in 1993 were $1,000. There were no realized gains or losses on marketable equity securities in 1992 or 1991.

    Mortgage-backed securities primarily includes participation certificates issued by the Government National Mortgage Association, the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association.

    The gross unrealized gains and gross unrealized losses on mortgage-backed securities were $798,000 and $3,000, respectively, at September 30, 1993. The gross unrealized gains and gross unrealized losses on mortgage-backed securities were $767,000 and $4,000, respectively, at September 30, 1992.

    Investment securities with a book value of $3,750,000 and $42,000 were pledged as collateral to secure public deposits at September 30, 1993 and 1992, respectively.

4.  LOANS
    Loans consisted of the following:

                                                                                     SEPTEMBER 30,
                                                                                ------------------------
                                                                                   1993         1992
                                                                                -----------  -----------
                                                                                     (IN THOUSANDS)
Real estate mortgage loans:
  Residential.................................................................  $   591,797  $   498,518
  Residential construction....................................................        5,739       13,225
  Commercial..................................................................       11,268       11,455
  Land........................................................................        5,735        4,517
                                                                                -----------  -----------
                                                                                    614,539      527,715
                                                                                -----------  -----------
Consumer loans:
  Home equity loans...........................................................       43,864       42,892
  Other.......................................................................        5,804        6,523
                                                                                -----------  -----------
                                                                                     49,668       49,415
                                                                                -----------  -----------
Less:
  Unearned discounts and premiums.............................................            3            4
  Loans in process............................................................         (600)      (3,518)
  Deferred loan origination fees..............................................       (2,261)      (1,481)
  Allowance for loan losses...................................................       (5,005)      (4,011)
                                                                                -----------  -----------
                                                                                $   656,344  $   568,124
                                                                                -----------  -----------
                                                                                -----------  -----------

    The above residential real estate loans include $10 million of thirty year fixed rate loans sold to the Federal Home Loan Mortgage Corporation in October 1993. This transaction resulted in a gain of approximately $120,000.

                       SEPTEMBER 30, 1993, 1992 AND 1991

4.  LOANS (CONTINUED)
    At September 30, 1993, 1992 and 1991, loans serviced for the benefit of others approximated $11,842,000, $13,157,000 and $23,079,000, respectively.

    Changes in the allowance for loan losses were as follows:

                                                                             YEARS ENDED SEPTEMBER 30,
                                                                          -------------------------------
                                                                            1993       1992       1991
                                                                          ---------  ---------  ---------
                                                                                  (IN THOUSANDS)
Balance at beginning of year............................................  $   4,011  $   1,544  $     484
Charge-offs.............................................................       (958)    (1,150)      (621)
Recoveries..............................................................        244        212         29
Provision for loan losses...............................................      1,708      1,646      1,652
Allowance from acquired bank............................................     --          1,759     --
                                                                          ---------  ---------  ---------
Balance at end of year..................................................  $   5,005  $   4,011  $   1,544
                                                                          ---------  ---------  ---------
                                                                          ---------  ---------  ---------

    Non-performing loans, which consist of loans delinquent greater than ninety days, approximated $6,500,000 and $4,000,000 as of September 30, 1993 and 1992, respectively. If these loans had been current, in accordance with their original terms, additional interest income would have been recorded in the amounts of $310,000 and $386,000 for 1993 and 1992, respectively.

    The following table presents fair value information for the Bank's loan portfolio at September 30, 1993:

                                                                   ALLOWANCE
                                                      PRINCIPAL    AND OTHER    CARRYING    CALCULATED
                                                        VALUE     ADJUSTMENTS    AMOUNT     FAIR VALUE
                                                     -----------  -----------  -----------  -----------
Real estate mortgage loans.........................  $   614,539   $   7,415   $   607,124  $   630,046
Consumer loans.....................................       49,668         448        49,220       50,824
                                                     -----------  -----------  -----------  -----------
    Total..........................................  $   664,207   $   7,863   $   656,344  $   680,870
                                                     -----------  -----------  -----------  -----------
                                                     -----------  -----------  -----------  -----------

    In developing the estimates of fair value shown above, the Bank utilized the Office of Thrift Supervision Interest Rate Risk Report including estimates of net portfolio value. As part of this analysis, the Bank's loan portfolio was segregated by type of loan, performing status and interest method (fixed or variable). In general, fair value was estimated by discounting contractual cash flows adjusted for prepayment estimates using discount rates developed in the secondary market.

    Assumptions have been made in developing these fair values based upon historical experience and market conditions. Because there is no immediate market for many of the above loans, there is no basis for determining whether the fair value presented above would be indicative of the value negotiated in an actual sale.

5.  LOANS TO RELATED PARTIES
    The Bank has granted loans to officers and directors of the Bank and to their associates. Related party loans are made on substantially the same terms as those prevailing at the time for comparable transactions with unrelated persons, except that prior to fiscal year 1991 officers and directors were granted a 1% discount on the interest rate for mortgage and property improvement loans. Management believes that these loans do not involve more than normal risk of collectibility.

    The aggregate dollar amount of loans to officers and directors (exclusive of loans to any such persons which in the aggregate did not exceed $60,000 during the year) amounted to $2,936,000 and

                       SEPTEMBER 30, 1993, 1992 AND 1991

5.  LOANS TO RELATED PARTIES (CONTINUED)
$2,903,000 at September 30, 1993  and 1992, respectively. During 1993,  $556,000 of new loans were made and repayments totaled $523,000. All loans to officers and directors were current and performing at September 30, 1993.

6. REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS AND IN-SUBSTANCE REPOSSESSED REAL ESTATE
    Real estate acquired in settlement of loans and in-substance repossessed real estate is stated net of a related allowance. Changes in the allowance were as follows:

                                                                                 YEARS ENDED SEPTEMBER 30,
                                                                              -------------------------------
                                                                                1993       1992       1991
                                                                              ---------  ---------  ---------
                                                                                      (IN THOUSANDS)
Balance at beginning of year................................................  $      40  $      34  $     204
Charge-offs, net of recoveries..............................................       (292)      (233)      (211)
Provisions for losses.......................................................        287        239         41
                                                                              ---------  ---------  ---------
Balance at end of year......................................................  $      35  $      40  $      34
                                                                              ---------  ---------  ---------
                                                                              ---------  ---------  ---------

7.  PREMISES AND EQUIPMENT
    The following is a summary of the premises and equipment accounts:

                                                                                      SEPTEMBER 30,
                                                                                   --------------------
                                                                                     1993       1992
                                                                                   ---------  ---------
                                                                                      (IN THOUSANDS)
Land.............................................................................  $     688  $     688
Premises and leasehold improvements..............................................      5,066      4,969
Furniture, fixtures and equipment................................................      4,477      3,882
                                                                                   ---------  ---------
                                                                                      10,231      9,539
Less accumulated depreciation and amortization...................................     (4,202)    (3,636)
                                                                                   ---------  ---------
                                                                                   $   6,029  $   5,903
                                                                                   ---------  ---------
                                                                                   ---------  ---------

    The Company leases various office space for its branch office sites under operating lease arrangements. Certain of the lease arrangements provide for renewal options. Rental expense for leased branches included in operating expenses was $352,000, $281,000 and $112,000 for 1993, 1992 and 1991,
respectively.

    In 1992, Bristol Federal entered into two lease agreements for office space and a branch site with a director-related corporation. The leases were for an initial term of five years and seven years, respectively, and have renewal options which extend for an additional five years. Total lease expense for the office space and branch site was $65,040 for 1993 and $19,800 for 1992.

    The future minimum rental commitments for the leased branches as of September 30, 1993 were as follows:

1994...................................................  $  356,000
1995...................................................     310,000
1996...................................................     197,000
1997...................................................     152,000
1998...................................................      42,000
                                                         ----------
                                                         $1,057,000
                                                         ----------
                                                         ----------

                       SEPTEMBER 30, 1993, 1992 AND 1991

8.  DEPOSITS
    Deposit balances consisted of the following:

                                                                             SEPTEMBER 30,
                                                          ----------------------------------------------------
                                                                    1993                       1992
                                                          -------------------------  -------------------------
                                                                         WEIGHTED                   WEIGHTED
                                                            AMOUNT     AVERAGE RATE    AMOUNT     AVERAGE RATE
                                                          -----------  ------------  -----------  ------------
                                                                             (IN THOUSANDS)
Non-interest bearing....................................  $    12,999          --%   $    12,088          --  %
Passbook accounts.......................................      117,847         2.50       103,755         3.50
NOW accounts............................................       52,768         1.25        43,672         2.70
Money market accounts...................................      135,413         2.90       136,054         3.67
                                                          -----------         ---    -----------         ---
                                                              319,027                    295,569
                                                          -----------                -----------
Certificate accounts:
  Six months or less....................................       82,890         3.50        91,218         4.13
  Over six months to one year...........................       79,396         3.62       124,112         4.76
  Over one year to two years............................       78,086         4.75        61,050         5.72
  Over two years........................................      146,815         6.22       105,752         6.91
                                                          -----------         ---    -----------         ---
                                                              387,187                    382,132
                                                          -----------                -----------
                                                          $   706,214                $   677,701
                                                          -----------                -----------
                                                          -----------                -----------

    Interest on deposits is summarized as follows:

                                                                                SEPTEMBER 30,
                                                                       -------------------------------
                                                                         1993       1992       1991
                                                                       ---------  ---------  ---------
                                                                               (IN THOUSANDS)
Passbook accounts....................................................  $   3,228  $   3,428  $   3,315
NOW accounts.........................................................      1,054      1,198      1,219
Money market accounts................................................      4,337      4,548      3,430
Certificate accounts.................................................     19,341     19,852     21,084
                                                                       ---------  ---------  ---------
                                                                       $  27,960  $  29,026  $  29,048
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------

    Interest forfeitures resulting from early withdrawals from certificate accounts are credited to interest on deposits. Interest forfeitures reducing the cost of interest on deposits amounted to $91,000, $71,000 and $65,000 for 1993, 1992 and 1991, respectively.

    The estimated fair value of the Bank's deposit portfolio at September 30, 1993 calculated in accordance with SFAS No. 107 is as follows:

                                                                                 CARRYING     ESTIMATED
                                                                                  AMOUNT     FAIR VALUE
                                                                                -----------  -----------
                                                                                     (IN THOUSANDS)
Passbook accounts.............................................................  $   117,847  $   117,847
NOW accounts..................................................................       65,767       65,767
Money market accounts.........................................................      135,413      135,413
Certificate accounts..........................................................      387,187      398,784
                                                                                -----------  -----------
    Total deposits............................................................  $   706,214  $   717,811
                                                                                -----------  -----------
                                                                                -----------  -----------

                       SEPTEMBER 30, 1993, 1992 AND 1991

8.  DEPOSITS (CONTINUED)
    The fair value of deposits with no stated maturity, such as passbook, NOW and money market accounts, is equal to the amount payable on demand on September 30, 1993. The fair value of time deposits is based on the discounted value of contractual cash flows, using rates currently offered for deposits with similar remaining maturities.

    The following table sets forth the maturities of deposit accounts in denominations of $100,000 or more at September 30, 1993:

MATURITY
- ---------------------------------------------------------------------     AMOUNT
                                                                       -------------
                                                                            (IN
                                                                        THOUSANDS)
Under three months...................................................   $    22,267
Three to six months..................................................         4,996
Six to twelve months.................................................         4,050
Over twelve months...................................................        10,674
                                                                       -------------
                                                                        $    41,987
                                                                       -------------
                                                                       -------------

9.  FEDERAL HOME LOAN BANK ADVANCES AND BORROWED MONEY
    Federal Home Loan Bank advances and borrowed money consisted of the following:

                                                                                       SEPTEMBER 30,
                                                                                    --------------------
                                                                                      1993       1992
                                                                                    ---------  ---------
                                                                                       (IN THOUSANDS)
Federal Home Loan Bank advances:
  Due February 1994 -- 7.61%......................................................  $   1,000  $   1,000
  Due April 1994 -- 7.56%.........................................................      2,000      2,000
  Due March 1995 -- 8.01%.........................................................      1,000      1,000
  Due April 1996 -- 8.10%.........................................................        500        500
  Due August 1996 -- 4.52%........................................................      5,000     --
  Due August 1998 -- 5.19%........................................................      5,000     --
  Due September 2001 -- 8.20%.....................................................      1,000      1,000
                                                                                    ---------  ---------
                                                                                    $  15,500  $   5,500
                                                                                    ---------  ---------
                                                                                    ---------  ---------

                                                                                           SEPTEMBER 30,
                                                                                        --------------------
                                                                                          1993       1992
                                                                                        ---------  ---------
                                                                                           (IN THOUSANDS)
Borrowed money:
  Customer repurchase agreements:
    Due upon demand -- 2.32% at September 30, 1992....................................  $      --  $     818
  Employee Stock Ownership Plan debt:
    1987 Borrowing -- 4.95% at September 30, 1993 and 1992............................        270        388
    1991 Borrowing -- 6.25% at September 30, 1993 and 1992............................        482        620
                                                                                        ---------  ---------
                                                                                        $     752  $   1,826
                                                                                        ---------  ---------
                                                                                        ---------  ---------

    The fair value of short-and long-term borrowings, estimated using rates currently available for debt of similar terms and remaining maturities, was $16 million at September 30, 1993. In accordance with an agreement with the Federal Home Loan Bank of Boston ("FHLB"), the Bank is required to maintain qualified collateral, as defined in the FHLB Statement of Credit Policy, free and clear of liens, pledges and encumbrances, as collateral for the advances. The FHLB Statement of Credit Policy grants members the ability to borrow up to the value of the member's qualified collateral that has not

                       SEPTEMBER 30, 1993, 1992 AND 1991

9. FEDERAL HOME LOAN BANK ADVANCES AND BORROWED MONEY (CONTINUED) been pledged to outside sources. Members whose total indebtedness, including borrowings from outside sources, exceeds 30% of assets are required to list and segregate collateral in a sufficient amount to cover the amount of advances outstanding. The Bank has a capacity to borrow up to $460 million in advances from FHLB as of September 30, 1993. The Bank has a preapproved line up to 2% of total assets.

    Underlying collateral on customer repurchase agreements was Federal Home Loan Bank overnight deposits of $1,702,000 at September 30, 1992.

    In connection with its purchase of the Company's common stock during 1987, the Employee Stock Ownership Plan (the "Plan") borrowed $1,163,000 under a term note maturing in 1997 with interest due quarterly at 82.5% of the lender's floating prime rate. In 1991, the Plan borrowed $759,000 to purchase additional shares of the Company's common stock under a term note maturing in 1997 with interest due quarterly at the lender's floating prime rate plus .25%. Principal payments ranging from $129,000 to $247,000 are due annually on March 31 until 1997 on the outstanding borrowings. A total of 65,967 unallocated shares in the Plan Trust at September 30, 1993 have been pledged as collateral in conjunction with the Plan borrowings. The Company reflects the Plan debt as borrowed money and as a reduction of shareholders' equity.

10. INCOME TAXES
    Charges for income taxes in the Consolidated Statements of Income comprised the following:

                                                                    YEARS ENDED SEPTEMBER 30,
                                                                 -------------------------------
                                                                   1993       1992       1991
                                                                 ---------  ---------  ---------
                                                                         (IN THOUSANDS)
Current:
  Federal......................................................  $   4,169  $   3,707  $   2,542
  State........................................................      1,691      1,550        981
                                                                 ---------  ---------  ---------
                                                                     5,860      5,257      3,523
                                                                 ---------  ---------  ---------
Deferred:
  Federal......................................................       (116)      (252)      (102)
  State........................................................       (107)      (105)       (40)
                                                                 ---------  ---------  ---------
                                                                      (223)      (357)      (142)
                                                                 ---------  ---------  ---------
Total:
  Federal......................................................      4,053      3,455      2,440
  State........................................................      1,584      1,445        941
                                                                 ---------  ---------  ---------
                                                                 $   5,637  $   4,900  $   3,381
                                                                 ---------  ---------  ---------
                                                                 ---------  ---------  ---------

    Timing differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the deferred taxes (benefit) related to the following:

                                                                       YEARS ENDED SEPTEMBER 30,
                                                                    -------------------------------
                                                                      1993       1992       1991
                                                                    ---------  ---------  ---------
                                                                            (IN THOUSANDS)
Accrual versus cash basis items...................................  $    (205) $    (166) $     (72)
Loan origination fees.............................................        (27)      (284)       (55)
Other, net........................................................          9         93        (15)
                                                                    ---------  ---------  ---------
                                                                    $    (223) $    (357) $    (142)
                                                                    ---------  ---------  ---------
                                                                    ---------  ---------  ---------

                       SEPTEMBER 30, 1993, 1992 AND 1991

10. INCOME TAXES (CONTINUED)
    The actual income tax expense for 1993, 1992 and 1991 differs from the "expected" income tax expense for those years (computed by applying the U.S. Federal statutory corporate tax rate of 34%) as follows:

                                                                              YEARS ENDED SEPTEMBER 30,
                                                                           -------------------------------
                                                                             1993       1992       1991
                                                                           ---------  ---------  ---------
                                                                                   (IN THOUSANDS)
Expected income tax on income before income taxes........................  $   4,008  $   3,422  $   2,513
Increase (decrease) in income taxes resulting from:
  Bad debt deduction.....................................................        410        185        338
  State income taxes, net of Federal income tax benefit..................      1,045        922        628
  Loss (gain) on sale of real estate owned...............................        (16)       173        (19)
  Other, net.............................................................        190        198        (79)
                                                                           ---------  ---------  ---------
                                                                           $   5,637  $   4,900  $   3,381
                                                                           ---------  ---------  ---------
                                                                           ---------  ---------  ---------

11. SHAREHOLDERS' EQUITY
    Retained earnings include $8.9 million at September 30, 1993 which has been set aside in accordance with existing provisions of the Internal Revenue Code to absorb losses on loans. Such total represents amounts claimed as deductions from taxable income and, if used for any purpose other than to absorb losses on loans, a Federal income tax liability could be incurred. In addition, the Tax Reform Act of 1986 requires the Company to recognize a portion of this reserve as income for income tax reporting purposes if the Company's qualifying assets were to become less than 60% of total assets. It is not anticipated that the Company will incur a Federal income tax liability relating to such reserve.

12. STOCK OPTION PLANS
    At September 30, 1993, 1992 and  1991, 348,824, 493,752 and 390,045  shares, respectively, were reserved for issuance in connection with incentive and non-incentive stock option plans for the benefit of directors, officers and other full-time employees.

                       SEPTEMBER 30, 1993, 1992 AND 1991

12. STOCK OPTION PLANS (CONTINUED)
    Under the Company's stock option plans, options have been granted for terms up to ten years at not less than the fair value of the shares at the dates of grant and are exercisable at date of grant.

                                                                          SHARES
                                                                        UNDER STOCK           OPTION PRICE
                                                                        OPTION PLAN             PER SHARE
                                                                        -----------  -------------------------------
Outstanding and exercisable at September 30, 1989.....................     295,925       $5.78         --        9.51
  Exercised...........................................................      (4,840 )       5.78
  Granted.............................................................      33,516         9.66        --        9.77
  Canceled............................................................     (33,516 )       9.66        --        9.77
                                                                        -----------  ---------             ---------
Outstanding and exercisable at September 30, 1990.....................     291,085         5.78        --        9.51
  Granted.............................................................      11,000         8.75
  Canceled............................................................      (4,364 )       7.50
                                                                        -----------  ---------
Outstanding and exercisable at September 30, 1991.....................     297,721         5.78        --        9.51
  Exercised...........................................................     (41,493 )       5.78        --        9.20
  Granted.............................................................      76,259         9.20        --       13.98
                                                                        -----------  ---------             ---------
Outstanding and exercisable at September 30, 1992.....................     332,487         5.78        --       13.98
  Exercised...........................................................     (79,483 )       5.78        --       13.98
  Granted.............................................................      41,953        15.34        --       18.18
  Canceled............................................................         (10 )
                                                                        -----------
Outstanding and exercisable at September 30, 1993.....................     294,947
                                                                        -----------
                                                                        -----------

13. RESTRICTION ON SUBSIDIARY DIVIDENDS
    The Company's ability to pay dividends to shareholders is substantially dependent on funds received from the Bank. Regulations governing the payment of dividends by savings institutions, as set forth by the Office of Thrift Supervision ("OTS"), establish three tiers of institutions for purposes of determining the level of dividends that can be paid. Under these rules, the Bank is able to pay dividends in an amount equal to one-half of its surplus capital at the beginning of the year plus all net income for the calendar year. At September 30, 1993, the Bank had approximately $26.4 million in excess risk-based capital, one-half of which would be available for declaration of dividends to the Company. The OTS regulations permit the OTS to prohibit capital distributions in certain circumstances.

    The Bank is required by the OTS to meet minimum capital requirements, which include tangible capital, core capital and risk-based capital requirements. The Bank's actual capital as reported to the OTS at September 30, 1993 exceeded all three requirements.

14. EMPLOYEE BENEFIT PLANS
    The Bank maintains a noncontributory trusteed defined benefit pension plan through the Financial Institutions Retirement Fund (the "Fund") covering all eligible employees. The plan is part of a multi-employer plan in which details as to the Bank's relative positions are not readily determinable. Therefore, information relating to the value of vested and nonvested accumulated plan benefits and assumed rates of return used in determining such values is not disclosed. Employer contributions to the Fund in 1993, 1992 and 1991 were $172,000, $206,000 and $176,000, respectively, and these amounts are expensed to operations in the year contributed.

    The Company sponsors an Employee Stock Ownership Plan (the "Plan") covering substantially all full-time employees. The Plan, which is a tax qualified employee benefit plan, was adopted by the

                       SEPTEMBER 30, 1993, 1992 AND 1991

14. EMPLOYEE BENEFIT PLANS (CONTINUED)
Board of Directors to provide retirement benefits for employees. Contributions are determined based upon the principal and interest amounts due related to the Plan debt. Amounts for principal and interest are expensed as accrued.

    A summary of the components of Plan contribution expense by the Company for 1993, 1992 and 1991 is as follows:

                                                                         1993       1992       1991
                                                                       ---------  ---------  ---------
                                                                               (IN THOUSANDS)
Principal component..................................................  $     258  $     180  $     182
Interest component...................................................         54         62         93
                                                                       ---------  ---------  ---------
    Total contribution expense.......................................  $     312  $     242  $     275
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------

15. COMMITMENTS AND CONTINGENCIES
    The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These instruments expose the Company to credit risk in excess of the amount recognized on the balance sheet.

    The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Total credit exposure at September 30, 1993 related to these items is summarized below:

                                                                                   CONTRACT
                                                                                    AMOUNT
                                                                                 -------------
                                                                                      (IN
                                                                                  THOUSANDS)
Loan commitments:
  Approved loan commitments....................................................   $    13,487
  Unadvanced portion of construction loans.....................................         3,818
  Unadvanced portion of home equity lines of credit............................        19,507

    Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Loan commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held is primarily residential property. Interest rates on approved loan commitments and home equity lines of credit are a combination of fixed and variable. Interest rates on unadvanced portions of construction loans are fixed rates which generally mature within eighteen months.

16. SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK
    The Company primarily grants residential and consumer loans to customers located within its primary market area in the State of Connecticut. The majority of the Company's loan portfolio is comprised of residential mortgages. At September 30, 1993, residential loans, including residential construction loans, totaled $641 million, excluding off-balance-sheet items. All such loans are collateralized by real estate, of which approximately 95% is located in Connecticut.

17. RECENT ACCOUNTING PRONOUNCEMENTS
    In February 1992, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 109, "Accounting for Income Taxes." This SFAS relates

                       SEPTEMBER 30, 1993, 1992 AND 1991

17. RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED) to the method of accounting for deferred income taxes. Implementation of SFAS No. 109 was required for fiscal years beginning after December 15, 1992. This SFAS requires companies to take into account changes in tax rates when valuing the deferred income tax amounts recorded on the balance sheet. SFAS No. 109 also requires that deferred taxes be provided for all temporary differences between financial statement and tax basis in addition to the timing differences in the recognition of income for financial statement and tax purposes which were covered by prior accounting rules. Management intends to adopt SFAS No. 109 prospectively and the cumulative effect of the change in accounting for income taxes will result in a tax benefit of approximately $1.7 million in the first quarter of fiscal 1994.

    The FASB also issued SFAS No. 106, "Accounting for Postretirement Benefits Other Than Pensions." Under this SFAS, the cost of postretirement benefits other than pensions must be recognized on an accrual basis as employees perform services to earn the benefits, similar to current standards on accounting for pensions. The Company currently provides certain health care benefits for substantially all retired employees. These benefits are primarily provided through insurance companies whose premiums are based on the benefits paid during the year. The Company currently recognizes the cost of providing these benefits by expensing the annual premiums, which were approximately $44,000 in 1993, $29,000 in 1992 and $17,000 in 1991. The Company will prospectively adopt SFAS No. 106 in fiscal 1994. Adoption will result in the recording of a onetime, cumulative catch-up adjustment that, net of the related tax benefit, will reduce net income in the first quarter of 1994 by approximately $1.3 million. It is also estimated that the Company's postretirement cost charged to expense in fiscal 1994 will be approximately $270,000 on a pre-tax basis as a result of adopting this SFAS.

    In May 1993, the FASB issued SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities." The SFAS generally would require that debt and equity securities that have readily determinable fair values be carried at fair value unless they are classified as held to maturity. Securities would be classified as held to maturity and carried at amortized cost only if the reporting entity has a positive intent and ability to hold those securities to maturity. If not classified as held to maturity, such securities would be classified as trading securities or securities available for sale. Unrealized holding gains or losses for securities available for sale would be excluded from earnings and reported as a net amount in a separate component of stockholders' equity. The effective date for the statement is for fiscal years beginning after December 15, 1993. Based on the securities held by the Company as of September 30, 1993, the Company does not believe that this statement will have a material effect on the classification of its securities. The impact on the Company's future financial position or results of operations will be based on the future fair values of its securities.

                       SEPTEMBER 30, 1993, 1992 AND 1991

18. EAGLE FINANCIAL CORP. (PARENT COMPANY ONLY) CONDENSED FINANCIAL INFORMATION

                                                                                                SEPTEMBER 30,
                                                                                             --------------------
                                                                                               1993       1992
                                                                                             ---------  ---------
                                                                                                (IN THOUSANDS)
BALANCE SHEETS
Assets:
  Cash.....................................................................................  $      83  $      64
  Interest-bearing deposits................................................................      1,575      1,714
                                                                                             ---------  ---------
    Cash and cash equivalents..............................................................      1,658      1,778
  Investment securities....................................................................         85        602
  Investment in Bank subsidiaries..........................................................     59,141     53,688
  Other assets.............................................................................        100         79
                                                                                             ---------  ---------
                                                                                             $  60,984  $  56,147
                                                                                             ---------  ---------
                                                                                             ---------  ---------
Liabilities and shareholders' equity:
  Payable to Bank subsidiary...............................................................  $      23  $      29
  Accrued expenses and other liabilities...................................................       (198)       106
  Borrowed money...........................................................................        752      1,008
  Shareholders' equity.....................................................................     60,407     55,004
                                                                                             ---------  ---------
                                                                                             $  60,984  $  56,147
                                                                                             ---------  ---------
                                                                                             ---------  ---------

                                                                                              SEPTEMBER 30,
                                                                                     -------------------------------
                                                                                       1993       1992       1991
                                                                                     ---------  ---------  ---------
                                                                                             (IN THOUSANDS)
STATEMENTS OF INCOME
Interest on investments............................................................  $      79  $     111  $     116
Dividends from Bank subsidiaries...................................................      1,000      2,500      2,106
Other expenses.....................................................................       (767)      (717)      (653)
                                                                                     ---------  ---------  ---------
Income before income taxes and equity in undistributed earnings of Bank
 subsidiaries......................................................................        312      1,894      1,569
Income tax benefit.................................................................        387        271        215
                                                                                     ---------  ---------  ---------
Income before equity in undistributed earnings of Bank subsidiaries................        699      2,165      1,784
Equity in undistributed earnings of Bank subsidiaries..............................      5,453      3,001      2,227
                                                                                     ---------  ---------  ---------
Net income.........................................................................  $   6,152  $   5,166  $   4,011
                                                                                     ---------  ---------  ---------
                                                                                     ---------  ---------  ---------

                       SEPTEMBER 30, 1993, 1992 AND 1991

18. EAGLE FINANCIAL CORP. (PARENT COMPANY ONLY) CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                                                           SEPTEMBER 30,
                                                                                  -------------------------------
                                                                                    1993       1992       1991
                                                                                  ---------  ---------  ---------
                                                                                          (IN THOUSANDS)
STATEMENTS OF CASH FLOWS
Operating activities:
  Net income....................................................................  $   6,152  $   5,166  $   4,011
  Adjustments to reconcile net income to net cash provided by operating activities:
    Equity in undistributed earnings of Bank subsidiaries.......................     (5,453)    (3,001)    (2,227)
    Amortization of premiums on investments.....................................          2          4     --
    Decrease (increase) in other assets.........................................        (21)       348        386
    Increase (decrease) in accrued expenses and other liabilities, net..........       (312)      (326)        46
                                                                                  ---------  ---------  ---------
  Net cash provided by operating activities.....................................        368      2,191      2,216
Investing activities:
  Purchase of investment securities.............................................        (85)    --           (606)
  Proceeds from maturity of investment security.................................        600     --         --
  Decrease in Federal funds sold................................................     --            800       (800)
                                                                                  ---------  ---------  ---------
  Net cash provided by investing activities.....................................        515        800     (1,406)
Financing activities:
  Cash dividends................................................................     (1,910)    (1,602)    (1,385)
  Acquisition of treasury stock.................................................     --            (21)       (90)
  Proceeds from exercise of stock options and other.............................        913        348     --
  Increase (decrease) in payable to Bank subsidiaries...........................         (6)         6         21
                                                                                  ---------  ---------  ---------
  Net cash used by financing activities.........................................     (1,003)    (1,269)    (1,454)
                                                                                  ---------  ---------  ---------
  Increase (decrease) in cash and cash equivalents..............................       (120)     1,722       (644)
  Cash and cash equivalents at beginning of year................................      1,778         56        700
                                                                                  ---------  ---------  ---------
  Cash and cash equivalents at end of year......................................  $   1,658  $   1,778  $      56
                                                                                  ---------  ---------  ---------
                                                                                  ---------  ---------  ---------

                       SEPTEMBER 30, 1993, 1992 AND 1991

19. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                          THREE MONTHS ENDED
                                                         -----------------------------------------------------
FISCAL 1993                                              12/31/92    3/31/93    6/30/93    9/30/93     TOTAL
- -------------------------------------------------------  ---------  ---------  ---------  ---------  ---------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest income........................................  $  14,180  $  13,850  $  13,910  $  13,814  $  55,754
Interest expense.......................................      7,436      7,302      6,829      6,902     28,469
                                                         ---------  ---------  ---------  ---------  ---------
Net interest income....................................      6,744      6,548      7,081      6,912     27,285
Provision for loan losses..............................        325        325        529        529      1,708
Net gain on sales of investment securities.............     --             (1)         1         52         52
Other income...........................................        599        584        625        644      2,452
Other expenses.........................................      3,986      4,128      3,929      4,249     16,292
Income tax provision...................................      1,442      1,175      1,618      1,402      5,637
                                                         ---------  ---------  ---------  ---------  ---------
Net income.............................................  $   1,590  $   1,503  $   1,631  $   1,428  $   6,152
                                                         ---------  ---------  ---------  ---------  ---------
                                                         ---------  ---------  ---------  ---------  ---------
Net income per share...................................  $     .51  $     .48  $     .52  $     .46  $    1.97


                                                                          THREE MONTHS ENDED
                                                         -----------------------------------------------------
FISCAL 1992                                              12/31/91    3/31/92    6/30/92    9/30/92     TOTAL
- -------------------------------------------------------  ---------  ---------  ---------  ---------  ---------
Interest income........................................  $  11,859  $  11,916  $  13,855  $  14,254  $  51,884
Interest expense.......................................      7,045      6,690      8,032      7,931     29,698
                                                         ---------  ---------  ---------  ---------  ---------
Net interest income....................................      4,814      5,226      5,823      6,323     22,186
Provision for loan losses..............................        410        515        396        325      1,646
Net gain on sales of investment securities.............          2         (3)        38     --             37
Other income...........................................        447        473        852        653      2,425
Other expenses.........................................      2,488      2,748      3,757      3,943     12,936
Income tax provision...................................      1,156      1,196      1,245      1,303      4,900
                                                         ---------  ---------  ---------  ---------  ---------
Net income.............................................  $   1,209  $   1,237  $   1,315  $   1,405  $   5,166
                                                         ---------  ---------  ---------  ---------  ---------
                                                         ---------  ---------  ---------  ---------  ---------
Net income per share...................................  $     .41  $     .41  $     .43  $     .45  $    1.70

                     EAGLE FINANCIAL CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

               (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                                     ASSETS

                                                                                         JUNE 30,
                                                                                           1994      SEPTEMBER 30,
                                                                                       (unaudited)       1993
                                                                                      -------------  -------------
Cash and amounts due from depository institutions...................................  $      18,285   $    12,462
Interest-bearing deposits...........................................................         57,904         9,496
Federal funds sold..................................................................         23,700       --
                                                                                      -------------  -------------
  Cash and cash equivalents.........................................................         99,889        21,958
Securities available for sale (market value $16,815 at June 30, 1994 and $15,601 at
 September 30, 1993)................................................................         16,815        15,599
Investment securities (market value $82,423 at June 30, 1994 and $47,954 at
 September 30, 1993)................................................................         84,415        46,880
Mortgage-backed securities (market value $72,311 at June 30, 1994 and $24,748 at
 September 30, 1993)................................................................         72,712        25,953
Loans receivable, net of allowance for loan losses of $8,370 at June 30, 1994 and
 $5,005 at September 30, 1993.......................................................        775,135       656,344
Accrued interest receivable.........................................................          5,156         4,380
Real estate acquired in settlement of loans and in-substance repossessed real
 estate, net........................................................................          3,932         5,471
Stock in Federal Home Loan Bank of Boston, at cost..................................          6,535         5,949
Premises and equipment, net.........................................................          6,132         6,029
Prepaid expenses and other assets...................................................         29,005         3,905
                                                                                      -------------  -------------
Total assets........................................................................  $   1,099,726   $   792,468
                                                                                      -------------  -------------
                                                                                      -------------  -------------

                                       LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:
  Deposits..........................................................................  $     982,673   $   706,214
  Federal Home Loan Bank advances...................................................         23,750        15,500
  Borrowed money....................................................................          7,892           752
  Advance payments by borrowers for taxes and insurance.............................          6,533         3,577
  Accrued expenses and other liabilities............................................         14,233         6,018
                                                                                      -------------  -------------
Total liabilities...................................................................      1,035,081       732,061
Shareholders' Equity:
  Serial preferred stock, $.01 par value, 2,000,000 shares authorized and
   unissued.........................................................................       --             --
  Common stock, $.01 par value, 8,000,000 shares authorized; 3,161,851 and 3,097,547 shares issued at June 30, 1994 and September 30, 1993, respectively, including
   43,066 shares held in treasury...................................................             32            31
  Additional paid-in capital........................................................         34,415        33,562
  Retained earnings.................................................................         31,777        27,928
  Cost of common treasury stock.....................................................           (362)         (362)
  Employee stock ownership plan stock...............................................           (542)         (752)
  Unrealized securities losses, net.................................................           (675)      --
                                                                                      -------------  -------------
    Total shareholders' equity......................................................         64,645        60,407
                                                                                      -------------  -------------
Commitments and contingencies.......................................................
Total liabilities and shareholders' equity..........................................  $   1,099,726   $   792,468
                                                                                      -------------  -------------
                                                                                      -------------  -------------

                See Notes to Consolidated Financial Statements.

                     EAGLE FINANCIAL CORP. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                  (unaudited)

                (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                                                                  THREE MONTHS ENDED        NINE MONTHS ENDED
                                                                       JUNE 30,                  JUNE 30,
                                                               ------------------------  ------------------------
                                                                  1994         1993         1994         1993
                                                               -----------  -----------  -----------  -----------
Interest Income:
  Interest and fees on loans.................................   $   12,540   $   12,163   $   36,834   $   36,383
  Interest on mortgage-backed securities.....................          628          459        1,357        1,420
  Interest on investment securities..........................        1,164          941        2,530        3,113
  Dividends on investment securities.........................          494          347        1,354        1,024
                                                               -----------  -----------  -----------  -----------
    Total interest income....................................       14,826       13,910       42,075       41,940
Interest Expense:
  Interest on deposits.......................................        6,649        6,716       19,277       21,228
  Interest on Federal Home Loan Bank advances................          402          109          896          326
  Interest on borrowed money.................................           34            4           36           13
                                                               -----------  -----------  -----------  -----------
    Total interest expense...................................        7,085        6,829       20,209       21,567
    Net interest income......................................        7,741        7,081       21,866       20,373
Provision for loan losses....................................          300          529          900        1,179
                                                               -----------  -----------  -----------  -----------
    Net interest income after provision for loan losses......        7,441        6,552       20,966       19,194
Other income:
  Net gain on sale of investment securities..................      --                 1      --           --
  Net gain on sale of loans..................................      --           --               120      --
  Customer service fee income................................          546          421        1,343        1,247
  Other......................................................          269          204          786          561
                                                               -----------  -----------  -----------  -----------
    Total other income.......................................          815          626        2,249        1,808
                                                               -----------  -----------  -----------  -----------
                                                                     8,256        7,178       23,215       21,002
                                                               -----------  -----------  -----------  -----------
Other expenses:
  Compensation, payroll taxes and benefits...................        2,094        1,840        6,391        5,464
  Office occupancy...........................................          535          482        1,529        1,379
  Advertising................................................          138          109          425          400
  Provision for losses on real estate acquired in settlement
   of loans..................................................           80           91          435          199
  Operation of real estate acquired in settlement of loans...          159          158          597          532
  Federal insurance premium..................................          408          347        1,106        1,054
  Data processing expenses...................................          322          265          874          809
  Other......................................................          750          637        2,138        2,206
                                                               -----------  -----------  -----------  -----------
    Total other expenses.....................................        4,486        3,929       13,495       12,043
                                                               -----------  -----------  -----------  -----------
    Income before income taxes and cumulative effect of
     accounting changes......................................        3,770        3,249        9,720        8,959
Income taxes.................................................        1,608        1,618        4,078        4,235
                                                               -----------  -----------  -----------  -----------
    Income before cumulative effect of accounting changes....        2,162        1,631        5,642        4,724
Cumulative effect of accounting changes......................      --           --                30      --
                                                               -----------  -----------  -----------  -----------
    Net income...............................................   $    2,162   $    1,631   $    5,612   $    4,724
                                                               -----------  -----------  -----------  -----------
                                                               -----------  -----------  -----------  -----------
Net income per share before cumulative effect of accounting
 change......................................................         0.67         0.52         1.75         1.51
Cumulative effect of accounting change.......................      --           --              0.01      --
Net income per share.........................................   $     0.67   $     0.52   $     1.74   $     1.51
Weighted-average shares outstanding..........................    3,239,679    3,145,049    3,219,244    3,122,846
Dividends per share..........................................         0.19         0.15         0.57         0.46

                See Notes to Consolidated Financial Statements.

EAGLE FINANICAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)


                                                                                                           Net   Employee
                                                                                          Cost of   Unrealized      Stock
                                                     Common Stock  Additional              Common      Loss on  Ownership
                                                   --------------     Paid-in  Retained  Stock in       Equity       Plan
(dollars in thousands, except for per share data)  Shares  Amount     Capital  Earnings  Treasury   Securities      Stock     Total
                                                   ------  ------  ----------  --------  --------   ----------  ---------   -------
   BALANCE AT SEPTEMBER 30, 1992                    2,731     $27     $27,640   $28,707     ($362)          $0    ($1,008)  $55,004

  Net income.................................                                     4,724                                       4,724
  Cash dividends declared, $0.63 per share...                                    (1,394)                                     (1,394)
  Reduction in debt related to
    Employee Stock Ownership Plan............                                                                         194       194
  Exercise of stock options and other........          52       1         499                                                   500
  Payment for fractional shares..............                              (1)                                                   (1)
  Dividend reinvestment plan.................           9                 132                                                   132
                                                    -----   -----     -------   -------     -----        -----      -----   -------

   BALANCE AT JUNE 30, 1993                         2,792     $28     $28,270   $32,037     ($362)          $0      ($814)  $59,159
                                                    -----   -----     -------   -------     -----        -----      -----   -------
                                                    -----   -----     -------   -------     -----        -----      -----   -------



                                                                                                           Net   Employee
                                                                                          Cost of   Unrealized      Stock
                                                     Common Stock  Additional              Common      Loss on  Ownership
                                                   --------------     Paid-in  Retained  Stock in       Equity       Plan
                                                   Shares  Amount     Capital  Earnings  Treasury   Securities      Stock     Total
                                                   ------  ------  ----------  --------  --------   ----------  ---------   -------
   BALANCE AT SEPTEMBER 30, 1993                    3,097     $31     $33,562   $27,928     ($362)          $0      ($752)  $60,407

  Net income.................................                                     5,612                                       5,612
  Cash dividends declared, $0.57 per share...                                    (1,763)                                    (1,763)
  Reduction in debt related to
    Employee Stock Ownership Plan............                                                                         210       210
  Exercise of stock options and other........          40       1         378                                                   379
  Dividend reinvestment plan.................          25                 475                                                   475
  Increase in net unrealized loss
    on equity securities.....................                                                             (675)                (675)
                                                    -----   -----     -------   -------     -----        -----      -----   -------
     BALANCE AT JUNE 30, 1994                       3,162     $32     $34,415   $31,777     ($362)       ($675)     ($542)  $64,645
                                                    -----   -----     -------   -------     -----        -----      -----   -------
                                                    -----   -----     -------   -------     -----        -----      -----   -------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EAGLE FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)


                                                                         Nine Months Ended
                                                                              June 30,
(dollars in thousands)                                                  ------------------
                                                                         1994        1993
OPERATING ACTIVITIES:                                                   ------      ------
 Net Income.........................................................    $5,612      $4,724
 Adjustments to reconcile net income to net
    cash provided by operating activities:
         Provision for loan losses..................................       900       1,179
         Provision for losses on real estate acquired
            in settlement for loans.................................       435         199
         Provision for depreciation and amortization................       419         415
         Accretion of discounts and fees on loans...................      (764)       (400)
         Amortization of premiums on loans..........................         1           1
         Amortization of premiums (accretion of discounts)
             on mortgage-backed securities..........................        (7)          7
         Amortization of premiums (accretion of discounts)
             on investments.........................................       110          73
         Amortization of core deposit intangibles...................       361         217
         Realized mortgage loan losses (gains), net.................      (120)          0
         Decrease (increase) in accrued interest receivable.........      (776)        216
         Increase (decrease) in accrued interest payable............       173         (84)
         Loan origination fees......................................       981         989
         Other, net.................................................    15,647       3,703
                                                                       -------     -------
         Net Cash Provided by Operating Activities..................    22,972      11,239


INVESTING ACTIVITIES:

 Proceeds from sales of investment securities available
   for sale.........................................................     2,800           0
 Proceeds from sales of investment securities prior
   to maturity......................................................         0       2,099
 Proceeds from maturities of investment securities..................     8,000       5,750
 Proceeds from amortization of investment securities................    17,297      14,474
 Purchases of securities available for sale.........................    (4,800)          0
 Purchases of investment securities.................................   (38,685)     (1,932)
 Principal payments on mortgage-backed securities...................     8,902       2,995
 Purchases of mortgage-backed securities............................    (7,135)          0
 Principal payments on loans receivable.............................   108,815      76,167
 Loan originations..................................................  (164,068)   (147,839)
 Proceeds from sales of loans.......................................    10,980         673
 Proceeds from sales of real estate acquired in
    settlement of loans.............................................     2,187       2,600
 Purchases of premises and equipment................................      (522)       (476)
 Increase in investment in Federal Home Loan Bank stock.............      (586)     (1,610)
 Acquisition of loans, investments and other assets.................  (185,280)          0
                                                                      --------    --------
         Net Cash Used by Investing Activities......................  (242,095)    (47,099)


FINANCING ACTIVITIES:
 Net increase in Passbook, NOW and Money
   Market Accounts..................................................    23,688      22,480
 Net increase (decrease) in certificate accounts....................   (20,056)      1,226
 Assumption of deposits and liabilities of acquired banks...........   275,986           0
 Borrowings under Federal Home Loan Bank advances...................    31,950           0
 Principal payments under Federal Home Loan Bank advances...........   (23,700)          0
 Net increase (decrease) in borrowed money..........................     7,140      (1,012)
 Net increase in advance payments by borrowers
   for taxes and insurance..........................................     2,956       2,574
 Proceeds from exercise of stock options and dividends reinvested...       853         631
 Cash dividends.....................................................    (1,763)     (1,393)
                                                                      --------    --------
         Net Cash Provided by Financing Activities..................   297,054      24,506
                                                                      --------    --------
         Increase (decrease) in cash and cash equivalents...........    77,931     (11,354)
Cash and cash equivalents at beginning of period....................    21,958      33,132
                                                                      --------    --------
         Cash and cash equivalents at end of period.................   $99,889     $21,778
                                                                      --------    --------
                                                                      --------    --------
NON-CASH INVESTING ACTIVITIES:
 Transfers of loans to foreclosed real estate.......................    $1,760      $2,736
                                                                      --------    --------
                                                                      --------    --------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1: BASIS OF PRESENTATION

    The accompanying unaudited, consolidated financial statements include all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. All adjustments were of a normal recurring nature. The results of operations for the nine-month period ended June 30, 1994 are not necessarily indicative of the results which may be expected for the entire fiscal year.

NOTE 2: PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of Eagle Financial Corp. ("Eagle Financial") and its wholly owned subsidiary, Eagle Federal Savings Bank ("Eagle Federal"), a federally-chartered savings bank.

NOTE 3: ACQUISITION

    The Company acquired assets of $267 million and liabilities of The Bank of Hartford, Inc. from the Federal Deposit Insurance Corporation in an assisted transaction on June 10, 1994. The acquisition, accounted for as a purchase transaction, increased the Company's assets to approximately $1.1million.

NOTE 4: ACCOUNTING PRONOUNCEMENTS

    In February, 1992, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No.109 "Accounting for Income Taxes." This SFAS requires a change from the deferred method of accounting for income taxes to the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No.109, the effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date.

    The Company adopted SFAS No.109 as of October 1, 1993. The cumulative effect of this change in accounting for income taxes of $1,273,000 as of October 1, 1993 is reported as a cumulative effect of an accounting change in the statement of operations for the nine months ended June 30, 1994. Prior periods' financial statements have not been restated to apply the provisions of SFAS No.109.

    At June 30, 1994, the Company has a net deferred tax asset of approximately $2.9 million. In order to fully realize the net deferred tax asset, the Company will need to either generate tax losses to carryback to recover taxes previously paid or generate future taxable income. Based upon the Company's historical and current pre-tax earnings, management believes it is more likely than not that the Company will realize the net deferred tax asset. However, there can be no specific assurance that the Company will generate any specific level of continuing earnings.

    The Company had taxable income, pre-tax book income and taxes paid for the periods presented as follows:


                                              1993          1992           1991
                                            -------       -------        ------
Taxable income                              $11,358       $10,600        $7,834
Pre-tax book income                          11,789        10,066         7,392
Federal taxes paid                            3,934         3,614         2,671


   The primary difference between taxable income and pre-tax book income relates to the provisions for loan losses and charge-offs. The Company would expect these differences to continue in the future.

   For the nine months ended June 30, 1994, income tax expense attributable to income from continuing operations consists of:




                                               Current       Deferred      Total
                                               -------       --------     ------
                                                          (in thousands)
Federal                                         $3,202          $(184)    $3,018
State                                            1,120            (60)     1,060
                                                ------          -----     ------
                                                $4,322          $(244)    $4,078



   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 1994 and October1, 1993 are presented below:



                                            June 30, 1994        October 1, 1993
                                            -------------        ---------------
                                                      (in thousands)
Deferred tax assets:
Deferred loan fees                          $    996                  $    907
Post retirement benefits                         938                       891
Deferred compensation                            249                       190
Loans receivable, primarily due to
  allowance for loan losses                    3,398                     2,046
Other miscellaneous                                                         76
                                            --------                  --------
   Total gross deferred assets              $  5,581                  $  4,110
Less valuation allowance                           0                         0
                                            --------                  --------
   Net deferred tax asset                   $  5,581                  $  4,110
                                            --------                  --------


Deferred tax liabilities:
Premises and equipment primarily due
  to depreciation                           $   (786)                 $   (772)
Tax discount on acquired loans                (1,912)                     (714)
Other miscellaneous                              (14)
                                            --------                  --------
   Total gross deferred tax liabilities     $ (2,712)                 $ (1,486)
Net deferred tax asset                      $  2,869                  $  2,624
                                            --------                  --------
                                            --------                  --------



   The valuation allowance for deferred tax assets as of June 30, 1994 was $0. There was no change in the allowance for the nine months ended June 30, 1994.

   The actual income tax expense for the nine months ended June 30, 1994 and June 30, 1993 differs from the expected income tax expense for the same periods (computed by applying the U.S., Federal statutory corporate tax rate of 35% and 34%, respectively) as follows:



                                                   1994              1993
                                                 --------          --------
                                                        (in thousands)
Expected income taxes on income taxes            $  3,402          $  3,046
State income taxes, net of Federal
  income tax benefit                                  700               788
Other, net                                            (24)              400
                                                 --------          --------
                                                 $  4,078          $  4,234
                                                 --------          --------
                                                 --------          --------



   Eagle Federal has not provided deferred income taxes for Eagle Federal's tax return reserve for bad debts that arose in tax years beginning before December 31, 1987 because it is not expected that this difference will reverse in the foreseeable future. The cumulative net amount of income tax temporary difference related to the reserve for bad debts for which deferred taxes have not been provided was approximately $8.9 million at June 30, 1994. If Eagle Federal does not meet the income tax requirements necessary to permit it to claim a percentage of taxable income loan loss deduction in the future, the Bank under certain circumstances could incur a tax liability for the previously deducted tax return loan loss in the year in which such requirements are not met. This potential liability for which no deferred income taxes have been provided was approximately $3.7 million as of June 30, 1994.

   On October 1, 1993, the Company also adopted SFAS No.106, "Accounting for Post-retirement Benefits Other Than Pensions." The accumulated post-retirement benefit obligation ("APBO") existing at time of adoption was approximately $2,194,000 before income taxes of $891,000. The $1,303,000 reduction in income net of taxes was recognized as the cumulative effect of a change in accounting method in the statement of operations for the nine months ended June 30, 1994.

   The Company provides health benefits for future retirees within certain limits and for current retirees. The Company does not have any assets specifically segregated for the payment of health benefits.

   The following is a summary of the obligation to provide health benefits at October 1, 1993:


     Accumulated post-retirement benefit obligation
     related to active employees                                     $1,594,000
     Accumulated post-retirement benefit related to
     retirees                                                           600,000
                                                                     ----------
     Total accumulated post-retirement benefit obligation
      and amount recognized in statement of condition                $2,194,000
                                                                     ----------
                                                                     ----------


     Net periodic post-retirement benefit cost for the
       year ended September 30, 1994 will be approximately:
    Service cost                                                        $89,000
    Interest on APBO                                                    135,000
    Amortization of APBO(a)                                             (28,000)
                                                                     ----------
    Total cost                                                         $196,000
                                                                     ----------
                                                                     ----------


(a)Amortization to reflect changes in Eagle Financial post-retirement benefits plan made subsequent to October1, 1993.


   The Company has used a composite health care cost trend rate of seven percent to measure the expected cost benefits. The weighted average discount rate is also seven percent.

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
Eagle Federal Savings Bank:

We have audited the accompanying statement of assets acquired and liabilities assumed by Eagle Federal Savings Bank, a federally-chartered savings bank and wholly-owned subsidiary of Eagle Financial Corporation, at June 10, 1994, related to the acquisition of certain assets and assumption of certain liabilities of The Bank of Hartford, Inc. by Eagle Federal Savings Bank. This statement is the responsibility of the management of Eagle Federal Savings Bank. Our responsibility is to express an opinion on the statement of assets acquired and liabilities assumed based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the statement of assets acquired and liabilities assumed is free of material misstatement. The audit of the statement of assets acquired and liabilities assumed included examining, on a test basis, evidence supporting the amounts and disclosures in the statement. The audit of the statement of assets acquired and liabilities assumed also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of such statement. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement referred to above presents fairly, in all material respects, the assets acquired and liabilities assumed by Eagle Federal Savings Bank related to the aforementioned acquisition at June 10, 1994, in conformity with generally accepted accounting principles.




KPMG Peat Marwick
Hartford, Connecticut
August 5, 1994

                           EAGLE FEDERAL SAVINGS BANK

              Statement of Assets Acquired and Liabilities Assumed

                                  June 10, 1994

                                 (In Thousands)


                                 ASSETS ACQUIRED
Cash and amounts due from banks (note 3) . . . . . . . . . . . . .   $   4,933
Interest bearing deposits. . . . . . . . . . . . . . . . . . . . .      25,503
Investments and mortgage-backed securities (note 4). . . . . . . .      72,667
Loans. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      80,776
Less allowance for loan losses . . . . . . . . . . . . . . . . . .      (3,500)
                                                                     ---------
   Loans, net (note 5) . . . . . . . . . . . . . . . . . . . . . .      77,276
                                                                     ---------
Due from the FDIC (note 6) . . . . . . . . . . . . . . . . . . . .      82,001
Other assets (note 7). . . . . . . . . . . . . . . . . . . . . . .      13,606
                                                                     ---------
   Total assets acquired . . . . . . . . . . . . . . . . . . . . .   $ 275,986
                                                                     ---------
                                                                     ---------


                               LIABILITIES ASSUMED

Deposits (note 8). . . . . . . . . . . . . . . . . . . . . . . . .   $ 272,752
Advance payments by borrowers for taxes and insurance. . . . . . .       2,256
Other liabilities. . . . . . . . . . . . . . . . . . . . . . . . .         978
                                                                     ---------
   Total liabilities assumed . . . . . . . . . . . . . . . . . . .   $ 275,986
                                                                     ---------
                                                                     ---------




 See accompanying notes to statement of assets acquired and liabilities assumed.

(1)   ORGANIZATION AND BASIS OF PRESENTATION

      On June 10, 1994, Eagle Federal Savings Bank, a federally-chartered savings bank ("Eagle Federal" or the "Bank") and wholly-owned subsidiary of Eagle Financial Corporation (the "Corporation"), acquired certain assets and assumed all of the deposits and certain other liabilities of The Bank of Hartford, Inc., Hartford, Connecticut ("The Bank of Hartford") from the Federal Deposit Insurance Corporation ("FDIC") in an assisted transaction. The Bank and the Corporation have a fiscal year-end of September 30.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (a)  BASIS OF FINANCIAL STATEMENT PRESENTATION

           The statement of assets acquired and liabilities assumed has been prepared in conformity with generally accepted accounting principles and represents only those assets and liabilities of Eagle Federal Savings Bank relating to The Bank of Hartford acquisition. The financial information of The Bank of Hartford was developed based primarily upon the records of The Bank of Hartford and information supplied by the FDIC. Such financial information is subject to change upon resolution of certain settlement issues and completion of the customary FDIC settlement process which are to be completed within 270 days after June 10, 1994 as stipulated by the Purchase and Assumption Agreement.

           The transaction has been accounted for as a purchase, whereby the purchase price has been allocated to the assets acquired and liabilities assumed based on their respective fair values as of the date of acquisition. Such allocation has been based on preliminary estimates which may be revised at a later date based upon more complete information.

      (b)  LOANS

           Loans are stated at estimated fair value upon acquisition which is comprised of the principal amount outstanding plus a net premium. Interest income on loans is accrued based upon the principal amount outstanding. Interest income is not accrued on loans that are 90 days or more past due. The net premium on loans purchased is recognized in interest income over the lives of the loans using a method that approximates a level-yield method.

      (c)  ALLOWANCE FOR LOAN LOSSES

           The allowance for loan losses is established at a level believed adequate by management to absorb probable losses in the loan portfolio. Management's determination of the adequacy of the allowance for loan losses is based upon an evaluation of the portfolio, past loan loss experience, current economic conditions, composition of the loan portfolio and other relevant factors.

           While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses.

           Such agencies may require the Bank to recognize additions to the allowance based on their judgment of information available to them at the time.

      (d)  INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES

           Investment securities and mortgage-backed securities are carried at cost (i.e., fair value on the date of acquisition). Premiums are amortized and discounts are accreted to income over the estimated life of the respective securities using methods which approximate the level-yield method.

      (e)  PREMISES AND EQUIPMENT

           Under the Purchase and Assumption Agreement with the FDIC, Eagle Federal has an exclusive option, for a period of 60 days after June 10, 1994 (the "Bank Closing"), to purchase any or all of The Bank of Hartford's owned bank premises at the price (the "AVR Price") set forth in the FDIC's asset valuation review (the "AVR") of The Bank of Hartford and to assume the leases for The Bank of Hartford's leased bank premises at prices in effect under existing lease agreements. Eagle Federal presently anticipates that it will exercise its option to purchase or lease all of The Bank of Hartford banking offices (excluding the operations center and one branch location). The AVR Price of The Bank of Hartford owned bank premises is $65,188. If Eagle Federal elects to purchase and lease The Bank of Hartford premises, Eagle Federal will be required to purchase the furniture, fixtures and equipment located on such premises at a price determined by appraisals obtained by the FDIC. Such appraisals are currently in process. Since Eagle Federal did not purchase The Bank of Hartford premises and equipment on June 10, 1994, these assets are not reflected in the accompanying statement of assets acquired and liabilities assumed.

      (f)  INTANGIBLE ASSETS

           The excess of the purchase price over the fair value of the tangible net assets acquired has been allocated to mortgage servicing rights, core deposits and goodwill.

           The mortgage servicing rights is being amortized over the life of the related loans using a method that approximates the level-yield method. The core deposit intangible is being amortized on an accelerated method over a period of ten years. Goodwill is being amortized on a straight-line basis over a period of fifteen years.

(3)   CASH AND AMOUNTS DUE FROM BANKS

      Eagle Federal is subject to requirements of the Federal Reserve to maintain certain average cash reserve balances related to certain deposits accounts assumed. At June 10, 1994, these reserves were appropriately maintained.

(4)   INVESTMENTS AND MORTGAGE-BACKED SECURITIES

      Investments and mortgage-backed securities on June 10, 1994 are as follows:


                                                                       (in thousands)
          Debt securities:
            U.S. Treasury securities . . . . . . . . . . . . . . . . .    $ 2,316
            U.S. Government agencies and corporations. . . . . . . . .      4,928
            Colateralized mortgage obligations . . . . . . . . . . . .     16,024
            Municipal bond . . . . . . . . . . . . . . . . . . . . . .        880
                                                                          -------
               Total debt securities . . . . . . . . . . . . . . . . .     24,148
                                                                          -------
          Mortgage-backed securities:
            Federal Home Loan Mortage Corporation certificates . . . .     48,519
                                                                          -------

               Total investments and mortgage-backed securities. . . .    $72,667
                                                                          -------
                                                                          -------



      The accompanying financial statement has been prepared based upon management's estimated market values of the investment and mortgage-backed securities on June 10, 1994, which will be adjusted when third-party derived market values of these securities have been obtained by the FDIC.

      The maturity schedule of debt securities, excluding collateralized mortgage obligations, at June 10, 1994 is shown below. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.


                                                                       (in thousands)
          Debt securities:
            Due within one year. . . . . . . . . . . . . . . . . . . .    $ 1,003
            Due after one year through five years. . . . . . . . . . .      2,113
            Due after five years through ten years . . . . . . . . . .      4,480
            Due after ten years. . . . . . . . . . . . . . . . . . . .        528
            Colateralized mortgage obligations . . . . . . . . . . . .     16,024
                                                                          -------
               Total . . . . . . . . . . . . . . . . . . . . . . . . .    $24,148
                                                                          -------
                                                                          -------



(5)   LOANS

      Loans at June 10, 1994 consist of the following:


                                                                       (in thousands)
          Residential 1-4 family . . . . . . . . . . . . . . . . . . .    $59,990
          Consumer loans, including home equity loans. . . . . . . . .     20,596
                                                                          -------
                                                                           80,586
          Net premium on loans acquired. . . . . . . . . . . . . . . .        190
          Allowance for loan losses. . . . . . . . . . . . . . . . . .     (3,500)
                                                                          -------
               Total . . . . . . . . . . . . . . . . . . . . . . . . .    $77,276
                                                                          -------
                                                                          -------


      Of the residential 1-4 family loans presented above, approximately 58% are fixed rate and 42% are adjustable rate.

      Nonperforming loans, which consist of loans 90 days or more past due, are approximately $2.5 million on June 10, 1994.

(6)   DUE FROM THE FDIC

      The amount due from the FDIC represents the excess of liabilities assumed over assets acquired in the acquisition, and the estimated amount due from the FDIC to adjust the investment and mortgage-backed securities to market value at June 10, 1994 and certain settlement items currently being discussed with the FDIC, less $8.7 million paid by Eagle Federal to the FDIC to purchase the assets and assume the liabilities.

      On June 13, 1994, Eagle Federal received $72.3 million from the FDIC as an initial payment.

(7)   OTHER ASSETS

      Other assets at June 10, 1994 are as follows:

                                                                       (in thousands)
          Core deposit intangible. . . . . . . . . . . . . . . . . . .    $ 2,381
          Goodwill . . . . . . . . . . . . . . . . . . . . . . . . . .      8,650
          Mortgage servicing rights. . . . . . . . . . . . . . . . . .        880
          Accrued interest . . . . . . . . . . . . . . . . . . . . . .      1,435
          Real estate acquired in settlement of loans. . . . . . . . .        260
                                                                          -------
               Total . . . . . . . . . . . . . . . . . . . . . . . . .    $13,606
                                                                          -------
                                                                          -------

      A portion of the amount shown above for goodwill will be allocated as the purchase price adjustment to the fair value of bank premises to be acquired from the FDIC as part of the acquisition which is over and above the AVR Price (see Note 1(e)).

(8)   DEPOSITS

      Deposits at June 10, 1994 consist of the following:


                                                                       (in thousands)
          Regular savings. . . . . . . . . . . . . . . . . . . . . . .    $45,770
          NOW accounts . . . . . . . . . . . . . . . . . . . . . . . .     15,364
          Demand deposits. . . . . . . . . . . . . . . . . . . . . . .      6,181
          Money market deposit accounts. . . . . . . . . . . . . . . .     16,806
          Certificates of deposit. . . . . . . . . . . . . . . . . . .    188,631
                                                                          -------
               Total deposits. . . . . . . . . . . . . . . . . . . . .    $272,752
                                                                          -------
                                                                          -------


      The aggregate amount of time deposits of $100,000 or more totaled $9,231,166 at June 10, 1994.

      The weighted average interest rates for deposits at June 10, 1994 was 3.84%. The Purchase and Assumption Agreement stipulates that Eagle Federal is to pay interest on assumed liabilities in accordance with the terms of the respective deposit agreements for a period of 14 days after assumption. After the 14 day period, the Bank reduced rates on certain deposit accounts. It is expected that deposit run-off will be funded by excess liquidity; primarily from the net amount due from the FDIC.

(9)   COMMITMENTS AND CONCENTRATIONS OF CREDIT RISK

      At June 10, 1994, there were no mortgage commitments outstanding. Unused portions of home equity credit lines approximate $5,421,000 on June 10, 1994.

      The Loans acquired are primarly secured by real estate located in Connecticut.

(10)  LITIGATION AND OTHER MATTERS

      The FDIC has agreed to indemnify Eagle Federal against certain costs, liabilities and expenses, including legal fees, incurred in connection with certain third party claims that may be brought against Eagle Federal based on liabilities of The Bank of Hartford that were not assumed by Eagle Federal under the Purchase and Assumption Agreement. Eagle Federal has agreed to indemnify the FDIC against certain costs, liabilities and expenses, including legal fees, incurred in connection with certain third party claims that may be brought against the FDIC based on liabilities of The Bank of Hartford that were assumed by Eagle Federal under the Purchase and Assumption Agreement.

(11)  RECENT ACCOUNTING PRONOUNCEMENTS

      In May 1993, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 114, ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN. This statement requires that loans be impaired when it is probable that a creditor will be unable to collect all amounts (i.e., principal and interest) contractually due, and that the impairment be measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate. The statement also allows impairments to be measured based on the loan's market price or the fair value of the collateral if the loan is collateral dependent. The effective date for the statement is for fiscal years beginning after December 15, 1994. The Bank has not yet determined the timing or impact of adoption of this statement.

      In May 1993, the FASB issued SFAS No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. The Statement generally would require that debt and equity securities that have readily determinable fair values be carried at fair value unless they are classified as held to maturity. Securities would be classified as held to maturity and carried at amortized cost only if the reporting entity has a positive intent and ability to hold those securities to maturity. If not classified as held to maturity, such securities would be classified as trading securities or securities available for sale. Unrealized holding gains or losses for securities available for sale would be excluded from earnings and reported as a net amount in a separate component of shareholders' equity. The effective date for the statement is for fiscal years beginning after December 15, 1993. Based on the securities held by the Bank as of June 10, 1994 related to the acquired securities of The Bank of Hartford, the Bank does not believe that this statement will have a material effect on the classification of its securities upon adoption. The impact on the Bank's future financial position or results of operations will be based on the future fair values of its securities.

    NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPEC-TUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO OR SOLICITATION OF ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION CONTAINED HEREIN SINCE THE RESPECTIVE DATES AS OF WHICH SUCH INFORMATION IS GIVEN HEREIN OR THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Available Information..........................           2
Incorporation of Certain Documents by
 Reference.....................................           2
Map............................................           3
The Company....................................           4
Use of Proceeds................................           6
Market Prices and Dividends....................           7
Capitalization.................................           8
Selected Financial and Other Data..............           9
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................          11
Management.....................................          30
Description of Capital Stock...................          31
Underwriting...................................          34
Legal Matters..................................          35
Experts........................................          35
Index to Consolidated Financial Statements.....         F-1

                                1,130,000 SHARES

                             EAGLE FINANCIAL CORP.

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                         KEEFE, BRUYETTE & WOODS, INC.

                                          , 1994

                             PART II

             INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following expenses are expected to be incurred in connection with issuance and sale of the securities being registered:


          Securities and Exchange Commission
               registration fee ....................  $ 9,914.29
          American Stock Exchange listing fees......   17,500.00
          NASD filing fee...........................    3,376.00
          Printing and mailing expenses.............        *
          Legal fees................................        *
          Accounting fees...........................        *
          Blue Sky legal fees and filing expenses...        *
          Transfer agent fees and expenses..........        *
          Miscellaneous expenses....................        *
                                                       ----------

               Total................................   $    *
                                                       ----------

                                                       ----------
- ---------------
* To be filed by amendment.


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law sets forth certain circumstances under which directors, officers, employees and agents may be indemnified against liability that they may incur in their capacity as such. Section 145 of the Delaware General Corporation Law, which is filed as Exhibit 99 to this Registration Statement, is incorporated herein by reference.

     Article Nine of the Company's Bylaws, entitled
"Indemnification," provides for indemnification of the Company's directors, officers, employees and agents under certain circumstances. Article Nine of the Company's By-laws, which are filed as Exhibit 3.2 to this Registration Statement, is incorporated herein by reference.

ITEM 16.  EXHIBITS

     The following exhibits are filed herewith as part of this Registration Statement or incorporated herein by reference:


Exhibit
  No.          Exhibit
- -------        -------

1 Form of Underwriting Agreement among the Company and the Underwriter.*

3.2            By-laws of the Company, as amended to date
               (incorporated by reference from the Company's
               Current Report on Form 8-K, as filed with the SEC on November 12, 1993).

4.1 Form of Common Stock Certificate (incorporated by reference from the Company's Registration
               Statement on Form S-4 (Reg. No. 33-21122) filed with the SEC on April 8, 1988).

5 Opinion of Hogan & Hartson L.L.P. regarding legality of securities being registered.*

10.1 Eagle Financial Corp. Stock Option Plan (incorporated by reference from the Company's Annual Report on Form 10-K for the year ended September 30, 1987, as filed with the SEC on December 22, 1987).

10.2 BFS Bancorp, Inc. Stock Option Plan (incorporated by reference from the Company's Registration
               Statement on Form S-8 (Reg. No. 33-28403) filed with the SEC on April 28, 1989).

10.3 Eagle Financial Corp. 1988 Stock Option Plan (incorporated by references from the Company's definitive Proxy Statement dated December 21, 1988 for the 1989 Annual Meeting of Shareholders, as filed with the SEC on December 22, 1988).

10.4           Employment Agreement dated April 1, 1994 among the
               Company, the Bank and Ralph T. Linsley, as amended on July 26, 1994.

10.5 Consulting Agreement dated August 25, 1988 between the Company and Ralph T. Linsley (incorporated by reference from the Company's Annual Report on Form 10-K for the year ended September 30, 1988, as filed with the SEC on December 29, 1988).

10.6           Employment Agreement dated April 1, 1994 among the
               Company, the Bank and Robert J. Britton, as amended on July 26, 1994.

10.7           Employment Agreement dated April 1, 1994 among the
               Company, the Bank and Ercole J. Labadia.

10.8           Employment Agreement dated April 1, 1994 among the
               Company, the Bank and Mark J. Blum.

10.9           Employment Agreement dated April 1, 1994 among the
               Company, the Bank and Irene K. Hricko.

10.10 Employment Agreement dated April 1, 1994, among the Company, the Bank and Barbara S. Mills.

10.11 The Bank deferred compensation plan (incorporated by reference from Pre-Effective Amendment No. 1 to the Company's Registration Statement on Form S-4 (No. 33-21122) filed with the SEC on May 17,
               1988).

10.12          Deferred Compensation Plan for Non-Employee
               Directors (incorporated by reference from the Company's Annual Report on Form 10-K for the year ended September 30, 1988, as filed with the SEC on December 29, 1988).

10.13          Outside Directors Post Retirement Plan, dated July
               26, 1994.

10.14 Guarantee and Pledge Agreement dated November 1, 1990 between the Company and Bank of Boston Connecticut (incorporated by reference from the Company's Annual Report on Form 10-K for the year ended September 30, 1990, as filed with the SEC on December 28, 1990).

10.15          Annual Incentive Compensation Plan.

23.1           Consent of Hogan & Hartson L.L.P. (included in
               Exhibit 5).

23.2           Consent of KPMG Peat Marwick.

23.3           Consent of Ernst & Young LLP.

99             Section 145 of the Delaware General Corporation
               Law.

____________________
 *To be filed by Amendment.

ITEM 17.       UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

     (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (3) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

               For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bristol, State of Connecticut, on the 9th day of August, 1994.

                                          EAGLE FINANCIAL CORP.

                                          By________/s/_RALPH T. LINSLEY________
                                                      Ralph T. Linsley
                                             PRESIDENT, CHIEF EXECUTIVE OFFICER
                                                        AND DIRECTOR

                               POWER OF ATTORNEY

    Know all Persons by These Presents, that each individual whose signature appears below constitutes and appoints Ralph T. Linsley, Robert J. Britton and Mark J. Blum and each of them, his or her true and lawful attorney-in-fact and agent, with power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their, his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

    Pursuant  to  the  requirements  of   the  Securities  Act  of  1933,   this
Registration Statement has been signed by the following persons in the capacities indicated on the 9th day of August, 1994.

                      SIGNATURE                                                 TITLE
- ------------------------------------------------------  ------------------------------------------------------

                 /s/FRANK J. PASCALE
                   Frank J. Pascale                     Chairman of the Board

                 /s/RALPH T. LINSLEY                    President, Chief Executive Officer and Director
                   Ralph T. Linsley                      (Principal Executive Officer)

                   /s/MARK J. BLUM                      Vice President and Chief Financial Officer
                     Mark J. Blum                        (Principal Financial and Accounting Officer)

                 /s/RICHARD H. ALDEN
                   Richard H. Alden                     Director

                      SIGNATURE                                                 TITLE
- ------------------------------------------------------  ------------------------------------------------------

                 /s/ROBERT J. BRITTON
                  Robert J. Britton                     Executive Vice President and Director

                /s/GEORGE T. CARPENTER
                 George T. Carpenter                    Director

                /s/THEODORE M. DONOVAN
                 Theodore M. Donovan                    Director

              /s/STEVEN E. LASEWICZ, JR.
               Steven E. Lasewicz, Jr.                  Director

                 /s/THOMAS V. LAPORTA
                  Thomas V. LaPorta                     Director

                 /s/JOHN F. MCCARTHY
                   John F. McCarthy                     Director

                 /s/ERNEST J. TORIZZO
                  Ernest J. Torizzo                     Director

                                 EXHIBIT INDEX

                                                                                                       SEQUENTIALLY
EXHIBIT NO.                                                                                            NUMBERED PAGE
- -----------                                                                                            -------------
     1       Form of Underwriting Agreement among the Company and the Underwriter.*
     3.2     By-laws of the Company, as amended to date (incorporated by reference from the Company's
              Current Report on Form 8-K, as filed with the SEC on November 12, 1993).
     4       Form of Common Stock Certificate (incorporated by reference from the Company's
              Registration Statement on Form S-4 (Reg. No. 33-21122) filed with the SEC on April 8,
              1988).
     5       Opinion of Hogan & Hartson L.L.P regarding legality of securities being registered.*
    10.1     Eagle Financial Corp. Stock Option Plan (incorporated by reference from the Company's
              Annual Report on Form 10-K for the year ended September 30, 1987, as filed with the SEC on December 22, 1987).
    10.2     BFS Bancorp, Inc. Stock Option Plan (incorporated by reference from the Company's
              Registration Statement on Form S-8 (Reg. No. 33-28403) filed with the SEC on April 28,
              1989).
    10.3     Eagle Financial Corp. 1988 Stock Option Plan (incorporated by reference from the
              Company's definitive Proxy Statement dated December 21, 1988 for the 1989 Annual
              Meeting of Shareholders, as filed with the SEC on December 22, 1988).
    10.4     Employment Agreement dated April 1, 1994 among the Company, the Bank and Ralph T.
              Linsley, as amended on July 26, 1994.
    10.5     Consulting Agreement dated August 25, 1988 between the Company and Ralph T. Linsley
              (incorporated by reference from the Company's Annual Report on Form 10-K for the year ended September 30, 1988, as filed with the SEC on December 29, 1988).
    10.6     Employment Agreement dated April 1, 1994 among the Company, the Bank and Robert J.
              Britton, as amended on July 26, 1994.
    10.7     Employment Agreement dated April 1, 1994 among the Company, the Bank and Ercole J.
              Labadia.
    10.8     Employment Agreement dated April 1, 1994 among the Company, the Bank and Mark J. Blum.
    10.9     Employment Agreement dated April 1, 1994 among the Company, the Bank and Irene K.
              Hricko.
    10.10    Employment Agreement dated April 1, 1994, among the Company, the Bank and Barbara S.
              Mills.
    10.11    The Bank deferred compensation plan (incorporated by reference from Pre-Effective
              Amendment No. 1 to the Company's Registration Statement on Form S-4 (No. 33-21122)
              filed with the SEC on May 17, 1988).
    10.12    Deferred Compensation Plan for Non-Employee Directors (incorporated by reference from the Company's Annual Report on Form 10-K for the year ended September 30, 1988, as filed with the SEC on December 29, 1988).
    10.13    Outside Directors Post Retirement Plan, dated July 26, 1994.

                                                                                                       SEQUENTIALLY
EXHIBIT NO.                                                                                            NUMBERED PAGE
- -----------                                                                                            -------------
    10.14    Guarantee and Pledge Agreement dated November 1, 1990 between the Company and Bank of
              Boston Connecticut (incorporated by reference from the Company's Annual Report on Form
              10-K for the year ended September 30, 1990, as filed with the SEC on December 28,
              1990).
    10.15    Annual Incentive Plan.
    23.1     Consent of Hogan & Hartson L.L.P. (included in Exhibit 5).
    23.2     Consent of KPMG Peat Marwick.
    23.3     Consent of Ernst & Young LLP.
    99       Section 145 of the Delaware General Corporation Law.

- ------------------------
 *To be filed by Amendment.

                                                                    EXHIBIT 10.4

                              EMPLOYMENT AGREEMENT

          AGREEMENT, dated as of April 1, 1994, among EAGLE FEDERAL SAVINGS BANK (the "Bank"), EAGLE FINANCIAL CORP. (the "Company") and Ralph T. Linsley (the "Employee").

          WHEREAS, the respective Boards of Directors of the Company and the Bank have approved and authorized the entry into this Agreement with the Employee;

          WHEREAS, the Employee is currently serving as the Vice Chairman, President and Chief Executive Officer of the Company and the Chairman and Chief Executive Officer of the Bank under an Employment Agreement dated as of August 25, 1988, as amended (the "Prior Agreement");

          WHEREAS, the parties desire to enter into this Agreement to set forth the terms and conditions for the employment relationships of the Employee with the Company and the Bank and to replace and supersede the Prior Agreement.

          NOW, THEREFORE, it is AGREED as follows:

          1.   EMPLOYMENT.   The Prior Agreement is hereby replaced and
superseded and the Prior Agreement shall be of no further force or effect after the date of this Agreement. The Employee is employed as the Vice Chairman, President and Chief Executive Officer of the Company and the Chairman and Chief Executive Officer of the Bank from the date hereof through the term of this Agreement. As an executive of the Company and of the Bank, the Employee shall render executive, policy, and other management services to the Company and the Bank of the type customarily performed by persons serving in similar executive officer capacities. The Employee shall also perform such duties as the Boards of Directors of the Company and of the Bank may from time to time reasonably direct. During the term of this Agreement, there shall be no material increase or decrease in the duties and responsibilities of the Employee otherwise than as provided herein, unless the parties otherwise agree in writing. During the term of this Agreement, the Employee shall not be required to relocate to an area more than 25 miles from the Bank's home office in order to perform the services hereunder.

          2.   SALARY.   The Bank agrees to pay the Employee during the term of
this Agreement a salary as follows: from the date hereof through December 31, 1994, a salary at an annual rate equal to $215,000, with the salary to be increased on January 1 of each year during the term of this Agreement as determined by the Boards of Directors of the Company and the Bank. In determining salary increases, the Board of Directors may compensate the Employee for increases in the cost of living and may also provide for performance or merit increases. The salary of the Employee shall not be decreased at any time during the term of this Agreement from the amount then in effect, unless the Employee otherwise agrees in writing.

          The salary under this Section 2 shall be payable by the Bank to the Employee not less frequently than monthly. The Company shall reimburse the Bank for a portion of the salary paid to the Employee hereunder, which portion shall represent an appropriate allocation for the services rendered to the Company hereunder. The Employee shall not be entitled to receive fees for serving as a director of the Company, the Bank, or any subsidiary, or for serving as a member of any committee of the Board of Directors of the Company, the Bank, or any subsidiary.

          3.   PARTICIPATION IN RETIREMENT AND EMPLOYEE
               BENEFIT PLANS; FRINGE BENEFITS.

               (a) The Employee shall be entitled to participate in any plan of the Company or of the Bank relating to stock options, stock purchases, pension, thrift, profit sharing, employee stock ownership, group life insurance, medical coverage, disability insurance, education, or other retirement or employee benefits that the Bank or the Company has adopted or may adopt for the benefit of its executive employees. The Employee shall also be entitled to participate in any other fringe benefits which are now or may be or become applicable to the Company's or the Bank's executive employees, including the payment of reasonable expenses for attending annual and periodic meetings of trade associations, the provision of an automobile primarily for business use and any other benefits which are commensurate with the duties and responsibilities to be performed by the Employee under this Agreement. Participation in these plans and fringe benefits shall not reduce the salary payable to the Employee under Section 2 hereof.

               (b) In addition to the benefits enumerated above, upon the Employee's voluntary termination of employment (other than a voluntary termination under Section 8 hereof), the Employee shall be entitled to special retirement payments from the Bank equal to one month's gross salary (based on his salary at the time of such severance) for each complete year of his service with the Bank or Bristol Federal Savings Bank, but not in excess of the lesser of (i) 36 months or (ii) the number of full months by which the date of such severance precedes his sixty-fifth birthday, payable in 60 equal monthly installments, and to continuation for such period of the insurance coverages set out in Section 7(a)(iii) hereof, PROVIDED, the Employee gives the Company and the Bank written notice of his intent to resign at least six months in advance of his resignation. The amounts to be paid to the Employee under this Section 3(b) shall cease immediately and no other payments shall be made pursuant to this Section 3(b) if the Employee accepts employment by a significant competitor of the Bank as defined in Section 7(f) hereof.

          4. TERM. The initial term of employment under this Agreement shall be for a period commencing on the date hereof and ending on March 31, 1997. The Company and the Bank may renew this Agreement by written notice to the Employee for one additional year on March 31, 1995 and each subsequent March 31 during the term of this Agreement, unless the Employee gives contrary written notice to the other parties hereto prior to such renewal date. If at any time during the term of this Agreement, there is a change in control as defined in
Section 8(b) hereof, the provisions of Sections 7(g) and 8(a) hereof shall continue to apply for two years from the date of such change in control regardless of whether the term of employment is subsequently renewed under this
Section 4. Each initial term and all such renewed terms are collectively referred to herein as the term of this Agreement.

          5.   STANDARDS.   The Employee shall perform the Employee's duties and
responsibilities under this Agreement in accordance with such reasonable standards as may be established from time to time by the Boards of Directors of the Company or the Bank. The reasonableness of such standards shall be measured against standards for executive performance generally prevailing in the savings institutions industry.

          6. VOLUNTARY ABSENCES; VACATIONS. The Employee shall be entitled, without loss of pay, to be absent voluntarily for reasonable periods of time from the performance of the duties and responsibilities under this Agreement. All such voluntary absences shall count as paid vacation time, unless the Board of Directors of the Company or the Bank otherwise approves. The Employee shall be entitled to an annual paid vacation of at least five weeks per year or such longer period as the Board of Directors of the Company or the Bank may approve. The timing of paid vacations shall be scheduled in a reasonable manner by the Employee. The Employee shall not be entitled (i) to receive any additional compensation from the Bank on account of failure to take a paid vacation or (ii) to accumulate more than two weeks of unused paid vacation time from one fiscal year to the next.

          7.   TERMINATION OF EMPLOYMENT.

               (a)  (i)       The Board of Directors of the Company or the Bank
may terminate the Employee's employment at any time, but any termination by such Board of Directors other than termination for cause shall not prejudice the Employee's right to compensation or other benefits under this Agreement. The Employee shall have no right to receive compensation or other benefits for any period after termination for cause. The term "termination for cause" shall mean termination because of the Employee's personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule, or regulation (other than traffic violations or similar offenses) or final cease-and-desist order, or material breach of any provision of this Agreement. In determining incompetence, the acts or omissions shall be measured against standards generally prevailing in the savings institutions industry; PROVIDED, that it shall be the Company's or the Bank's burden to prove the alleged acts and omissions and the prevailing nature of the standards the Company or the Bank shall have alleged are violated by such acts and/or omissions.

                    (ii) The parties acknowledge and agree that damages which will result to Employee for termination without cause shall be extremely difficult or impossible to establish or prove, and agree that, unless the termination is for cause, the Bank shall be obligated, concurrently with such termination, to make a cash payment to the Employee as liquidated damages of an amount equal to the Employee's then current salary under Section 2 of this Agreement calculated for a period equal to the remaining term of this Agreement, payable monthly over such remaining term; provided, however, that the amount payable to the Employee under this Section 7(a)(ii) shall not exceed the amount that would be payable to the Employee in the event of an involuntary termination of the Employee's employment under Section 8(a)(ii) hereof. The Employee agrees that, except for such other payments and benefits to which the Employee may be entitled as expressly provided by the terms of this Agreement, such liquidated damages shall be in lieu of all other claims which the Employee may make by reason of such termination. Such payment to the Employee shall be made on or before the Employee's last day of employment with the Company or the Bank. The liquidated damages amount shall not be reduced by any compensation which the Employee may receive for other employment with another employer after termination of his employment with the Company or the Bank.

                    (iii) In addition to the liquidated damages above described that are payable to the Employee for termination without cause, the following shall apply in the event of any termination without cause or in the event of any termination subject to Section 8 hereof: (1) the Employee shall continue to participate in, and accrue benefits under, all retirement, pension, profit-sharing, employee stock ownership, and other deferred compensation plans of the Company or the Bank for the remaining term of this Agreement as if the termination of employment of the Employee had not occurred (with the Employee being deemed to receive annually for the purposes of such plans the Employee's then current salary (at the time of his termination) under Section 2 of the Agreement), except to the extent that such continued participation and accrual is expressly prohibited by law, or to the extent such plan constitutes a "qualified plan" under Section 401 of the Internal Revenue Code of 1986, as amended (the "Code"); (2) the Employee shall be entitled to continue to receive all other employee benefits referred to in Section 3 hereof for the remaining term of this Agreement as if the termination of employment had not occurred; and
(3) all insurance or other provisions for indemnification, defense or hold-harmless of officers or directors of the Company or the Bank which are in effect on the date the notice of termination is sent to the Employee shall continue for the benefit of the Employee with respect to all of his acts and omissions while an officer or director as fully and completely as if such termination had not occurred, and until the final expiration or running of all periods of limitation against action which may be applicable to such acts or omissions.

               (b) If the Employee is suspended and/or temporarily prohibited from participating in the conduct of the Bank's affairs by a notice served under
Section 8(e)(3) or (g)(1) of the Federal Deposit Insurance Act, as amended, the

Company's and the Bank's obligations under this Agreement shall be suspended as of the date of service, unless stayed by appropriate proceedings. If the charges in the notice are dismissed, the Bank may in its discretion (i) pay the Employee all or part of the compensation withheld while such contractual obligations were suspended, and (ii) reinstate in whole or in part any of its obligations which were suspended.

               (c) If the Employee is removed and/or permanently prohibited from participating in the conduct of the Bank's affairs by an order issued under
Section 8(e)(4) or (g)(1) of the Federal Deposit Insurance Act, as amended, all obligations of the Company and the Bank under this Agreement shall terminate as of the effective date of the order, but vested rights of the parties shall not be affected.

               (d) If the Bank is in default (as defined in Section 3(x)(1) of the Federal Deposit Insurance Act, as amended), all obligations under this Agreement shall terminate as of the date of default, but this paragraph shall not affect any vested rights of the parties.

               (e) All obligations under this Agreement shall be terminated, except to the extent determined that continuation of this Agreement is necessary for the continued operation of the Bank, (i) by the Director of the Office of Thrift Supervision (the "Director") or his or her designee, at the time the Federal Deposit Insurance Corporation or Resolution Trust Company enters into an agreement to provide assistance to or on behalf of the Bank under the authority contained in Section 13(c) of the Federal Deposit Insurance Act, as amended, or
(ii) by the Director or his or her designee at the time the Director or his or her designee approves a supervisory merger to resolve problems related to operation of the Bank or when the Bank is determined by the Director or his or her designee to be in an unsafe or unsound condition. Any rights of the parties that have already vested, however, shall not be affected by any termination hereunder.

               (f) The Employee shall have no right to terminate employment under this Agreement before the end of the term of this Agreement, unless (i) such termination (1) is approved by the Board of Directors of the Company or the Bank or (2) is in connection with or within two years after a change in control (as defined in Section 8(b) hereof) of the Company or the Bank, or (ii) the Employee gives the Company and the Bank at least six months advance written notice of his intent to terminate employment. In the event that the Employee violates this provision, the Company and the Bank shall be entitled, in addition to its other legal remedies, to enjoin the employment of the Employee with any significant competitor of the Bank for a period of one year or the remaining term of this Agreement plus six months, whichever is less. The term "significant competitor" shall mean any commercial bank, savings bank, savings and loan association, or mortgage banking company, or a holding company affiliate of any of the foregoing, which at the date of its employment of the Employee has an office out of which the Employee would be primarily based within 30 miles of the Bank's home office.

               (g) In the event the employment of the Employee is terminated by the Company or the Bank without cause under Section 7(a) hereof or the Employee's employment is terminated voluntarily or involuntarily in accordance with Section 8 hereof and the Bank fails to make timely payment of the amounts then owed to the Employee under this Agreement, the Employee shall be entitled to reimbursement for all reasonable costs, including attorneys' fees, incurred by the Employee in taking action to collect such amounts or otherwise to enforce this Agreement, plus interest on such amounts at the rate of one percent above the prime rate (defined as the base rate on corporate loans at large U.S. money center commercial banks as published by THE WALL STREET JOURNAL), compounded monthly, for the period from the date the payment is due to be paid to the Employee until payment is made. Such reimbursement and interest shall be in addition to all rights which the Employee is otherwise entitled to under this Agreement.

          8.   CHANGE IN CONTROL.

               (a) If during the term of this Agreement there is a change in control of the Company or the Bank, the Employee shall be entitled to receive as a severance payment for services previously rendered to the Company and the Bank, or in lieu of a severance payment, a lump sum cash payment as provided for herein (subject to Section 8(c) below) in the event the Employee's employment is terminated, voluntarily or involuntarily, or in the event the Employee terminates this Agreement, in connection with or within two years after the change in control of the Company or the Bank, unless such termination occurs by virtue of normal retirement, permanent and total disability (as defined in Section 22(e) of the Code) or death. Subject to Section 8(c) below, the amount of the payment shall be equal to (i) one year's salary, if the Employee voluntarily terminates his employment or this Agreement without "Good Reason" (as hereinafter defined) or (ii) three times the "Base Amount" (as hereinafter defined) less one dollar, if the Employee's termination of employment or of this Agreement was either voluntary with Good Reason or involuntary. The "Base Amount" shall be the Employee's average annualized compensation that was payable by the Company, the Bank or any other subsidiary of the Company and that was includible in the Employee's gross income for federal income tax purposes with respect to the five most recent taxable years of the Employee ending before such change in control. If the Employee has been employed by the Company or the Bank for part but less than all of such five-taxable-year period, the "Base Amount" shall be determined by first annualizing the compensation paid to the Employee during the partial taxable year included in the period of employment, in accordance with regulations issued under Section 280G of the Code, and then dividing the sum of the compensation paid during the full taxable year(s) plus the annualized compensation paid during the partial year by the number of full and partial taxable years included in the period of employment. "Good Reason" shall include (i) a reduction in the position of the Employee so that he is no longer the Vice Chairman, President and Chief Executive Officer of the Company and the Chairman and Chief Executive Officer of the Bank or (ii) a material reduction in the position, authority, duties or responsibilities of the

Employee from those which existed prior to the change in control. If the Employee notifies the Boards of Directors of the Company and the Bank that he intends to resign voluntarily or terminate this Agreement for Good Reason, he shall state in his notice the reasons why he believes that Good Reason exists for his resignation. Unless the Company and the Bank, within 30 days of the date of the Employee's notice of resignation or termination, reject the Employee's statement that Good Reason exists, the Employee's entitlement to the severance payment provided in clause (ii) above shall be conclusive. If both Boards of Directors reject the Employee's statement of Good Reason within such 30-day period, the dispute shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof, but the Company and the Bank shall have the burden of proving in such arbitration that their rejection of the Employee's statement was proper. Payment under this Section 8(a) shall be in lieu of any amount owed to the Employee as liquidated damages for termination without cause under Sections 7(a)(i) and (ii) hereof. However, payment under this Section 8(a) shall not be reduced by any compensation which the Employee may receive from other employment with another employer after termination of the Employee's employment. In addition, Section 7(a)(iii) shall apply in the case of any termination of employment within the scope of this Section 8(a). Payment to the Employee under this Section 8(a) shall be made on or before the Employee's last day of employment with the Company or the Bank.

               (b) A "change in control" of the Company, for purposes of this Agreement, shall be deemed to have taken place if: (i) any person becomes the beneficial owner of 25 percent or more of the total number of voting shares of the Company; (ii) any person becomes the beneficial owner of 10 percent or more, but less than 25 percent, of the total number of voting shares of the Company, provided that, if the Director has approved a rebuttal agreement filed by such person or such person has filed a certification with the Director, a change in control will not be so deemed to have occurred unless the Board of Directors of the Company has made a determination that such beneficial ownership constitutes or will constitute control of the Company; (iii) any person (other than the persons named as proxies solicited on behalf of the Board of Directors of the Company) holds revocable or irrevocable proxies, as to the election or removal of two or more directors of the Company, for 25 percent or more of the total number of voting shares of the Company; (iv) any person has received the approval of the Director under Section 10 of the Home Owners' Loan Act, as amended (the "Holding Company Act"), or regulations issued thereunder, to acquire control of the Company; (v) any person has received approval of the Director under Section 7(j) of the Federal Deposit Insurance Act, as amended (the "Control Act"), or regulations issued thereunder, to acquire control of the Company; (vi) any person has commenced a tender or exchange offer, or entered into an agreement or received an option, to acquire beneficial ownership of 25 percent or more of the total number of voting shares of the Company, whether or not the requisite approval for such acquisition has been received under the Holding Company Act, the Control Act, or the respective regulations issued thereunder, provided that a change in control will not be deemed to have occurred under this clause (vi) unless the Board of Directors of the Company has made a determination that such action constitutes or will constitute a change in control; or (vii) as the result of, or in connection with, any cash tender or exchange offer, merger, or other business combination, sale of assets or contested election, or any combination of the foregoing transactions, the persons who were directors of the Company before such transaction shall cease to constitute at least two-thirds of the Board of Directors of the Company or any successor institution. For purposes of this Section 8(b), a "person" includes an individual, corporation, partnership, trust, association, joint venture, pool, syndicate, unincorporated organization, joint-stock company or similar organization or group acting in concert. A person for these purposes shall be deemed to be a beneficial owner as that term is used in Rule 13d-3 under the Securities Exchange Act of 1934.

          A "change in control" of the Bank, for purposes of this Agreement, shall be deemed to have taken place if the Company's beneficial ownership of the total number of voting shares of the Bank is reduced to less than 50 percent.

               (c) Notwithstanding any other provisions of this Agreement or of any other agreement, contract, or understanding heretofore or hereafter entered into by the Employee with the Company or the Bank, except an agreement, contract, or understanding hereafter entered into that expressly modifies or excludes application of this Section 8(c) (the "Other Agreements"), and notwithstanding any formal or informal plan or other arrangement heretofore or hereafter adopted by the Company or the Bank for the direct or indirect provision of compensation to the Employee (including groups or classes of participants or beneficiaries of which the Employee is a member), whether or not such compensation is deferred, is in cash, or is in the form of a benefit to or for the Employee (a "Benefit Plan"), the Employee shall not have any right to receive any payment or other benefit under this Agreement, any Other Agreement, or any Benefit Plan if such payment or benefit, taking into account all other payments or benefits to or for the Employee under this Agreement, all Other Agreements, and all Benefit Plans, would cause any payment to the Employee under this Agreement to be considered a "parachute payment" within the meaning of
Section 280G(b)(2) of the Code (a "Parachute Payment"). In the event that the receipt of any such payment or benefit under this Agreement, any Other Agreement, or any Benefit Plan would cause the Employee to be considered to have received a Parachute Payment under this Agreement, then the Employee shall have the right, in the Employee's sole discretion, to designate those payments or benefits under this Agreement, any Other Agreements, and/or any Benefit Plans, which should be reduced or eliminated so as to avoid having the payment to the Employee under this Agreement be deemed to be a Parachute Payment. Any payments made to the Employee pursuant to this Agreement, or otherwise, are subject to and conditioned upon their compliance with 12 USC SECTION 1828(k) and any regulations promulgated thereunder.

          9. DISABILITY. If the Employee shall become disabled or incapacitated to the extent that the Employee is unable to perform the Employee's duties and responsibilities hereunder, the Employee shall be entitled to receive disability benefits of the type provided for other executive employees of the Company and the Bank and the obligations of the Company and the Bank hereunder shall be limited to providing such benefits for the period of such disability.

          10. NO ASSIGNMENTS. This Agreement is personal to each of the parties hereto. No party may assign or delegate any rights or obligations hereunder without first obtaining the written consent of the other party hereto. However, in the event of the death of the Employee all rights to receive payments hereunder shall become rights of the Employee's estate.

          11. OTHER CONTRACTS. The Employee shall not, during the term of this Agreement, have any other paid employment other than with a subsidiary of the Company, except with the prior approval of the Boards of Directors of the Company and the Bank.

          12. AMENDMENTS OR ADDITIONS; ACTION BY BOARD OF DIRECTORS. No amendments or additions to this Agreement shall be binding unless in writing and signed by all parties hereto. The prior approval by a two-thirds affirmative vote of the full Boards of Directors of the Company and the Bank shall be required in order for the Company and the Bank to authorize any amendments or additions to this Agreement, to give any consents or waivers of provisions of this Agreement, or to take any other action under this Agreement including any termination of employment with or without cause under Section 7(a) hereof, except that a simple majority vote shall be sufficient for the Boards to approve a renewal of the Agreement under Section 4 hereof.

          13. SECTION HEADINGS. The section headings used in this Agreement are included solely for convenience and shall not affect, or be used in connection with, the interpretation of this Agreement.

          14. SEVERABILITY. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

          15. GOVERNING LAW. This Agreement shall be governed by the laws of the United States to the extent applicable and otherwise by the laws of the State of Connecticut, excluding the choice of law rules thereof.

Attest:                          EAGLE FINANCIAL CORP.


- --------------------             By -----------------------------
Secretary                             Executive Vice President



Attest:                          EAGLE FEDERAL SAVINGS BANK


- --------------------             By -----------------------------
Secretary                             President



                                 EMPLOYEE


                                 --------------------------------
                                 Ralph T. Linsley

                                                                    EXHIBIT 10.6



                              EMPLOYMENT AGREEMENT

          AGREEMENT, dated as of April 1, 1994, among EAGLE FEDERAL SAVINGS BANK (the "Bank"), EAGLE FINANCIAL CORP. (the "Company") and Robert J. Britton (the "Employee").

          WHEREAS, the respective Boards of Directors of the Company and the Bank have approved and authorized the entry into this Agreement with the Employee;

          WHEREAS, the Employee is currently serving as the Executive Vice President of the Company and the Vice Chairman, President and Chief Operating Officer of the Bank under an Employment Agreement dated as of July 1, 1989, as amended (the "Prior Agreement");

          WHEREAS, the parties desire to enter into this Agreement to set forth the terms and conditions for the employment relationships of the Employee with the Company and the Bank and to replace and supersede the Prior Agreement.

          NOW, THEREFORE, it is AGREED as follows:

          1. EMPLOYMENT. The Prior Agreement is hereby replaced and superseded and the Prior Agreement shall be of no further force or effect after the date of this Agreement. The Employee is employed as the Executive Vice President of the Company and the Vice Chairman, President and Chief Operating Officer of the Bank from the date hereof through the term of this Agreement. As an executive of the Company and of the Bank, the Employee shall render executive, policy, and other management services to the Company and the Bank of the type customarily performed by persons serving in similar executive officer capacities, in accordance with the organizational charts of the Company and the Bank. The Employee shall also perform such duties as the Boards of Directors of the Company and of the Bank may from time to time reasonably direct. During the term of this Agreement, there shall be no material increase or decrease in the duties and responsibilities of the Employee otherwise than as provided herein, unless the parties otherwise agree in writing.

          2. SALARY. The Bank agrees to pay the Employee during the term of this Agreement a salary as follows: from the date hereof through December 31, 1994, a salary at an annual rate equal to $140,000, with the salary to be increased on January 1 of each year during the term of this Agreement as determined by the Boards of Directors of the Company and the Bank. In determining salary increases, the Board of Directors may compensate the Employee for increases in the cost of living and may also provide for performance or merit increases. The salary of the Employee shall not be decreased at any time during the term of this Agreement from the amount then in effect, unless the Employee otherwise agrees in writing.

          The salary under this Section 2 shall be payable by the Bank to the Employee not less frequently than monthly. The Company shall reimburse the Bank for a portion of the salary paid to the Employee hereunder, which portion shall represent an appropriate allocation for the services rendered to the Company hereunder. The Employee shall not be entitled to receive fees for serving as a director of the Company, the Bank, or any subsidiary, or for serving as a member of any committee of the Board of Directors of the Company, the Bank, or any subsidiary.

          3. PARTICIPATION IN RETIREMENT AND EMPLOYEE BENEFIT PLANS; FRINGE BENEFITS. The Employee shall be entitled to participate in any plan of the Company or of the Bank relating to stock options, stock purchases, pension, thrift, profit sharing, employee stock ownership, group life insurance, medical coverage, disability insurance, education, or other retirement or employee benefits that the Bank or the Company has adopted or may adopt for the benefit of its executive employees. The Employee shall also be entitled to participate in any other fringe benefits which are now or may be or become applicable to the Company's or the Bank's executive employees, including the payment of reasonable expenses for attending annual and periodic meetings of trade associations, the provision of an automobile for business use and any other benefits which are commensurate with the duties and responsibilities to be performed by the Employee under this Agreement. Participation in these plans and fringe benefits shall not reduce the salary payable to the Employee under Section 2 hereof.

          4. TERM. The initial term of employment under this Agreement shall be for a period commencing on the date hereof and ending on March 31, 1997. The Company and the Bank may renew this Agreement by written notice to the Employee for one additional year on March 31, 1995 and each subsequent March 31 during the term of this Agreement, unless the Employee gives contrary written notice to the other parties hereto prior to such renewal date. If at any time during the term of this Agreement, there is a change in control as defined in Section 8(b) hereof, the provisions of Sections 7(g) and 8(a) hereof shall continue to apply for two years from the date of such change in control regardless of whether the term of employment is subsequently renewed under this Section 4. Each initial term and all such renewed terms are collectively referred to herein as the term of this Agreement.

          5. STANDARDS. The Employee shall perform the Employee's duties and responsibilities under this Agreement in accordance with such reasonable standards as may be established from time to time by the Boards of Directors of the Company or the Bank. The reasonableness of such standards shall be measured against standards for executive performance generally prevailing in the savings institutions industry.

          6. VOLUNTARY ABSENCES; VACATIONS. The Employee shall be entitled, without loss of pay, to be absent voluntarily for reasonable periods of time from the performance of the duties and responsibilities under this Agreement. All such voluntary absences shall count as paid vacation time, unless the Board of Directors of the Company or the Bank otherwise approves. The Employee shall be entitled to an annual paid vacation of at least four weeks per year or such longer period as the Board of Directors of the Company or the Bank may approve. The timing of paid vacations shall be scheduled in a reasonable manner by the Employee. The Employee shall not be entitled (i) to receive any additional compensation from the Bank on account of failure to take a paid vacation or (ii) to accumulate more than two weeks of unused paid vacation time from one fiscal year to the next.

          7.   TERMINATION OF EMPLOYMENT.

               (a)    (i)   The Board of Directors of the Company or the Bank
may terminate the Employee's employment at any time, but any termination by such Board of Directors other than termination for cause shall not prejudice the Employee's right to compensation or other benefits under this Agreement. The Employee shall have no right to receive compensation or other benefits for any period after termination for cause. The term "termination for cause" shall mean termination because of the Employee's personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule, or regulation (other than traffic violations or similar offenses) or final cease-and-desist order, or material breach of any provision of this Agreement. In determining incompetence, the acts or omissions shall be measured against standards generally prevailing in the savings institutions industry; PROVIDED, that it shall be the Company's or the Bank's burden to prove the alleged acts and omissions and the prevailing nature of the standards the Company or the Bank shall have alleged are violated by such acts and/or omissions.

                      (ii) The parties acknowledge and agree that damages which will result to Employee for termination without cause shall be extremely difficult or impossible to establish or prove, and agree that, unless the termination is for cause, the Bank shall be obligated, concurrently with such termination, to make a cash payment to the Employee as liquidated damages of an amount equal to the Employee's then current salary under Section 2 of this Agreement calculated for a period equal to the remaining term of this Agreement, payable monthly over such remaining term; provided, however, that the amount payable to the Employee under this Section 7(a)(ii) shall not exceed the amount that would be payable to the Employee in the event of an involuntary termination of the Employee's employment under Section 8(a)(ii) hereof. The Employee agrees that, except for such other payments and benefits to which the Employee may be entitled as expressly provided by the terms of this Agreement, such liquidated damages shall be in lieu of all other claims which the Employee may make by reason of such termination. Such payment to the Employee shall be made on or before the Employee's last day of employment with the Company or the Bank. The liquidated damages amount shall not be reduced by any compensation which the Employee may receive for other employment with another employer after termination of his employment with the Company or the Bank.

                      (iii) In addition to the liquidated damages above described that are payable to the Employee for termination without cause, the following shall apply in the event of any termination without cause or in the event of any termination subject to Section 8 hereof: (1) the Employee shall continue to participate in, and accrue benefits under, all retirement, pension, profit-sharing, employee stock ownership, and other deferred compensation plans of the Company or the Bank for the remaining term of this Agreement as if the termination of employment of the Employee had not occurred (with the Employee being deemed to receive annually for the purposes of such plans the Employee's then current salary (at the time of his termination) under Section 2 of the Agreement), except to the extent that such continued participation and accrual is expressly prohibited by law, or to the extent such plan constitutes a "qualified plan" under Section 401 of the Internal Revenue Code of 1986, as amended (the "Code"); (2) the Employee shall be entitled to continue to receive all other employee benefits referred to in Section 3 hereof for the remaining term of this Agreement as if the termination of employment had not occurred; and
(3) all insurance or other provisions for indemnification, defense or hold-harmless of officers or directors of the Company or the Bank which are in effect on the date the notice of termination is sent to the Employee shall continue for the benefit of the Employee with respect to all of his acts and omissions while an officer or director as fully and completely as if such termination had not occurred, and until the final expiration or running of all periods of limitation against action which may be applicable to such acts or omissions.

               (b) If the Employee is suspended and/or temporarily prohibited from participating in the conduct of the Bank's affairs by a notice served under
Section 8(e)(3) or (g)(1) of the Federal Deposit Insurance Act, as amended, the Company's and the Bank's obligations under this Agreement shall be suspended as of the date of service, unless stayed by appropriate proceedings. If the charges in the notice are dismissed, the Bank may in its discretion (i) pay the Employee all or part of the compensation withheld while such contractual obligations were suspended, and (ii) reinstate in whole or in part any of its obligations which were suspended.

               (c) If the Employee is removed and/or permanently prohibited from participating in the conduct of the Bank's affairs by an order issued under
Section 8(e)(4) or (g)(1) of the Federal Deposit Insurance Act, as amended, all obligations of the Company and the Bank under this Agreement shall terminate as of the effective date of the order, but vested rights of the parties shall not be affected.

               (d) If the Bank is in default (as defined in Section 3(x)(1) of the Federal Deposit Insurance Act, as amended), all obligations under this

Agreement shall terminate as of the date of default, but this paragraph shall not affect any vested rights of the parties.

               (e) All obligations under this Agreement shall be terminated, except to the extent determined that continuation of this Agreement is necessary for the continued operation of the Bank, (i) by the Director of the Office of Thrift Supervision (the "Director") or his or her designee, at the time the Federal Deposit Insurance Corporation or Resolution Trust Company enters into an agreement to provide assistance to or on behalf of the Bank under the authority contained in Section 13(c) of the Federal Deposit Insurance Act, as amended, or
(ii) by the Director or his or her designee at the time the Director or his or her designee approves a supervisory merger to resolve problems related to operation of the Bank or when the Bank is determined by the Director or his or her designee to be in an unsafe or unsound condition. Any rights of the parties that have already vested, however, shall not be affected by any termination hereunder.

               (f) The Employee shall have no right to terminate employment under this Agreement before the end of the term of this Agreement, unless (i) such termination (1) is approved by the Board of Directors of the Company or the Bank or (2) is in connection with or within two years after a change in control (as defined in Section 8(b) hereof) of the Company or the Bank, or (ii) the Employee gives the Company and the Bank at least six months advance written notice that the Employee intends to terminate employment.

               (g) In the event the employment of the Employee is terminated by the Company or the Bank without cause under Section 7(a) hereof or the Employee's employment is terminated voluntarily or involuntarily in accordance with Section 8 hereof and the Bank fails to make timely payment of the amounts then owed to the Employee under this Agreement, the Employee shall be entitled to reimbursement for all reasonable costs, including attorneys' fees, incurred by the Employee in taking action to collect such amounts or otherwise to enforce this Agreement, plus interest on such amounts at the rate of one percent above the prime rate (defined as the base rate on corporate loans at large U.S. money center commercial banks as published by THE WALL STREET JOURNAL), compounded monthly, for the period from the date the payment is due to be paid to the Employee until payment is made. Such reimbursement and interest shall be in addition to all rights which the Employee is otherwise entitled to under this Agreement.

          8.   CHANGE IN CONTROL.

               (a) If during the term of this Agreement there is a change in control of the Company or the Bank, the Employee shall be entitled to receive as a severance payment for services previously rendered to the Company and the Bank, or in lieu of a severance payment, a lump sum cash payment as provided for herein (subject to Section 8(c) below) in the event the Employee's employment is terminated, voluntarily or involuntarily, or in the event the Employee terminates this Agreement, in connection with or within two years after the change in control of the Company or the Bank, unless such termination occurs by virtue of normal retirement, permanent and total disability (as defined in Section 22(e) of the Code) or death. Subject to Section 8(c) below, the amount of the payment shall be equal to (i) one year's salary, if the Employee voluntarily terminates his employment or this Agreement without "Good Reason" (as hereinafter defined) or (ii) three times the "Base Amount" (as hereinafter defined) less one dollar, if the Employee's termination of employment or of this Agreement was either voluntary with Good Reason or involuntary. The "Base Amount" shall be the Employee's average annualized compensation that was payable by the Company, the Bank or any other subsidiary of the Company and that was includible in the Employee's gross income for federal income tax purposes with respect to the five most recent taxable years of the Employee ending before such change in control. If the Employee has been employed by the Company or the Bank for part but less than all of such five- taxable-year period, the "Base Amount" shall be determined by first annualizing the compensation paid to the Employee during the partial taxable year included in the period of employment, in accordance with regulations issued under Section 280G of the Code, and then dividing the sum of the compensation paid during the full taxable year(s) plus the annualized compensation paid during the partial year by the number of full and partial taxable years included in the period of employment. "Good Reason" shall include
(i) a reduction in the position of the Employee so that he is no longer the Executive Vice President of the Company and the Vice Chairman, President and Chief Operating Officer of the Bank or (ii) a material reduction in the position, authority, duties or responsibilities of the Employee from those which existed prior to the change in control. If the Employee notifies the Boards of Directors of the Company and the Bank that he intends to resign voluntarily or terminate this Agreement for Good Reason, he shall state in his notice the reasons why he believes that Good Reason exists for his resignation. Unless the Company and the Bank, within 30 days of the date of the Employee's notice of resignation or termination, reject the Employee's statement that Good Reason exists, the Employee's entitlement to the severance payment provided in clause
(ii) above shall be conclusive. If both Boards of Directors reject the Employee's statement of Good Reason within such 30-day period, the dispute shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof, but the Company and the Bank shall have the burden of proving in such arbitration that their rejection of the Employee's statement was proper. Payment under this
Section 8(a) shall be in lieu of any amount owed to the Employee as liquidated damages for termination without cause under Sections 7(a)(i) and (ii) hereof. However, payment under this Section 8(a) shall not be reduced by any compensation which the Employee may receive from other employment with another employer after termination of the Employee's employment. In addition, Section 7(a)(iii) shall apply in the case of any termination of employment within the scope of this Section 8(a). Payment to the Employee under this Section 8(a) shall be made on or before the Employee's last day of employment with the Company or the Bank.

               (b) A "change in control" of the Company, for purposes of this Agreement, shall be deemed to have taken place if: (i) any person becomes the beneficial owner of 25 percent or more of the total number of voting shares of the Company; (ii) any person becomes the beneficial owner of 10 percent or more, but less than 25 percent, of the total number of voting shares of the Company, provided that, if the Director has approved a rebuttal agreement filed by such person or such person has filed a certification with the Director, a change in control will not be so deemed to have occurred unless the Board of Directors of the Company has made a determination that such beneficial ownership constitutes or will constitute control of the Company; (iii) any person (other than the persons named as proxies solicited on behalf of the Board of Directors of the Company) holds revocable or irrevocable proxies, as to the election or removal of two or more directors of the Company, for 25 percent or more of the total number of voting shares of the Company; (iv) any person has received the approval of the Director under Section 10 of the Home Owners' Loan Act, as amended (the "Holding Company Act"), or regulations issued thereunder, to acquire control of the Company; (v) any person has received approval of the Director under Section 7(j) of the Federal Deposit Insurance Act, as amended (the "Control Act"), or regulations issued thereunder, to acquire control of the Company; (vi) any person has commenced a tender or exchange offer, or entered into an agreement or received an option, to acquire beneficial ownership of 25 percent or more of the total number of voting shares of the Company, whether or not the requisite approval for such acquisition has been received under the Holding Company Act, the Control Act, or the respective regulations issued thereunder, provided that a change in control will not be deemed to have occurred under this clause (vi) unless the Board of Directors of the Company has made a determination that such action constitutes or will constitute a change in control; or (vii) as the result of, or in connection with, any cash tender or exchange offer, merger, or other business combination, sale of assets or contested election, or any combination of the foregoing transactions, the persons who were directors of the Company before such transaction shall cease to constitute at least two-thirds of the Board of Directors of the Company or any successor institution. For purposes of this Section 8(b), a "person" includes an individual, corporation, partnership, trust, association, joint venture, pool, syndicate, unincorporated organization, joint-stock company or similar organization or group acting in concert. A person for these purposes shall be deemed to be a beneficial owner as that term is used in Rule 13d-3 under the Securities Exchange Act of 1934.

          A "change in control" of the Bank, for purposes of this Agreement, shall be deemed to have taken place if the Company's beneficial ownership of the total number of voting shares of the Bank is reduced to less than 50 percent.

               (c) Notwithstanding any other provisions of this Agreement or of any other agreement, contract, or understanding heretofore or hereafter entered into by the Employee with the Company or the Bank, except an agreement, contract, or understanding hereafter entered into that expressly modifies or excludes application of this Section 8(c) (the "Other Agreements"), and notwithstanding any formal or informal plan or other arrangement heretofore or hereafter adopted by the Company or the Bank for the direct or indirect provision of compensation to the Employee (including groups or classes of participants or beneficiaries of which the Employee is a member), whether or not such compensation is deferred, is in cash, or is in the form of a benefit to or for the Employee (a "Benefit Plan"), the Employee shall not have any right to receive any payment or other benefit under this Agreement, any Other Agreement, or any Benefit Plan if such payment or benefit, taking into account all other payments or benefits to or for the Employee under this Agreement, all Other Agreements, and all Benefit Plans, would cause any payment to the Employee under this Agreement to be considered a "parachute payment" within the meaning of
Section 280G(b)(2) of the Code (a "Parachute Payment"). In the event that the receipt of any such payment or benefit under this Agreement, any Other Agreement, or any Benefit Plan would cause the Employee to be considered to have received a Parachute Payment under this Agreement, then the Employee shall have the right, in the Employee's sole discretion, to designate those payments or benefits under this Agreement, any Other Agreements, and/or any Benefit Plans, which should be reduced or eliminated so as to avoid having the payment to the Employee under this Agreement be deemed to be a Parachute Payment. Any payments made to the Employee pursuant to this Agreement, or otherwise, are subject to and conditioned upon their compliance with 12 USC Section 1828(k) and any regulations promulgated thereunder.

          9. DISABILITY. If the Employee shall become disabled or incapacitated to the extent that the Employee is unable to perform the Employee's duties and responsibilities hereunder, the Employee shall be entitled to receive disability benefits of the type provided for other executive employees of the Company and the Bank and the obligations of the Company and the Bank hereunder shall be limited to providing such benefits for the period of such disability.

          10. NO ASSIGNMENTS. This Agreement is personal to each of the parties hereto. No party may assign or delegate any rights or obligations hereunder without first obtaining the written consent of the other party hereto. However, in the event of the death of the Employee all rights to receive payments hereunder shall become rights of the Employee's estate.

          11. OTHER CONTRACTS. The Employee shall not, during the term of this Agreement, have any other paid employment other than with a subsidiary of the Company, except with the prior approval of the Boards of Directors of the Company and the Bank.

          12. AMENDMENTS OR ADDITIONS; ACTION BY BOARD OF DIRECTORS. No amendments or additions to this Agreement shall be binding unless in writing and signed by all parties hereto. The prior approval by a two-thirds affirmative vote of the full Boards of Directors of the Company and the Bank shall be required in order for the Company and the Bank to authorize any amendments or additions to this Agreement, to give any consents or waivers of provisions of this Agreement, or to take any other action under this Agreement including any termination of employment with or without cause under Section 7(a) hereof, except that a simple majority vote shall be sufficient for the Boards to approve a renewal of the Agreement under Section 4 hereof.

          13. SECTION HEADINGS. The section headings used in this Agreement are included solely for convenience and shall not affect, or be used in connection with, the interpretation of this Agreement.

          14. SEVERABILITY. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

          15. GOVERNING LAW. This Agreement shall be governed by the laws of the United States to the extent applicable and otherwise by the laws of the State of Connecticut, excluding the choice of law rules thereof.


Attest:                                 EAGLE FINANCIAL CORP.


___________________________________     By______________________________________
Secretary                                 President and Chief Executive Officer


Attest:                                 EAGLE FEDERAL SAVINGS BANK


___________________________________     By______________________________________
Secretary                                 Chairman and Chief Executive Officer


                                        EMPLOYEE


                                        ________________________________________
                                        Robert J. Britton

                                                                    EXHIBIT 10.7

                              EMPLOYMENT AGREEMENT

          AGREEMENT, dated as of April 1, 1994, among EAGLE FEDERAL SAVINGS BANK (the "Bank"), EAGLE FINANCIAL CORP. (the "Company") and Ercole J. Labadia (the "Employee").

          WHEREAS, the respective Boards of Directors of the Company and the Bank have approved and authorized the entry into this Agreement with the Employee;

          WHEREAS, the Employee is currently serving as the Vice President - Administration of the Company and the Executive Vice President - Administration and Operations of the Bank under an Employment Agreement dated as of August 25, 1988, as amended (the "Prior Agreement");

          WHEREAS, the parties desire to enter into this Agreement to set forth the terms and conditions for the employment relationships of the Employee with the Company and the Bank and to replace and supersede the Prior Agreement.

          NOW, THEREFORE, it is AGREED as follows:

          1. EMPLOYMENT. The Prior Agreement is hereby replaced and superseded and the Prior Agreement shall be of no further force or effect after the date of this Agreement. The Employee is employed as the Vice President - Administration of the Company and the Executive Vice President - Administration and Operations of the Bank from the date hereof through the term of this Agreement. As an executive of the Company and of the Bank, the Employee shall render executive, policy, and other management services to the Company and the Bank of the type customarily performed by persons serving in similar executive officer capacities, in accordance with the organizational charts of the Company and the Bank. The Employee shall also perform such duties as the Boards of Directors of the Company and of the Bank may from time to time reasonably direct. During the term of this Agreement, there shall be no material increase or decrease in the duties and responsibilities of the Employee otherwise than as provided herein, unless the parties otherwise agree in writing. During the term of this Agreement, the Employee shall not be required to relocate to an area more than 25 miles from the Bank's home office in order to perform the services hereunder.

          2. SALARY. The Bank agrees to pay the Employee during the term of this Agreement a salary as follows: from the date hereof through December 31, 1994, a salary at an annual rate equal to $118,000, with the salary to be increased on January 1 of each year during the term of this Agreement as determined by the Boards of Directors of the Company and the Bank. In determining salary increases, the Board of Directors may compensate the Employee for increases in the cost of living and may also provide for performance or merit increases. The salary of the Employee shall not be decreased at any time during the term of this Agreement from the amount then in effect, unless the Employee otherwise agrees in writing.

          The salary under this Section 2 shall be payable by the Bank to the Employee not less frequently than monthly. The Company shall reimburse the Bank for a portion of the salary paid to the Employee hereunder, which portion shall represent an appropriate allocation for the services rendered to the Company hereunder. The Employee shall not be entitled to receive fees for serving as a director of the Company, the Bank, or any subsidiary, or for serving as a member of any committee of the Board of Directors of the Company, the Bank, or any subsidiary.

          3. PARTICIPATION IN RETIREMENT AND EMPLOYEE BENEFIT PLANS; FRINGE BENEFITS. The Employee shall be entitled to participate in any plan of the Company or of the Bank relating to stock options, stock purchases, pension, thrift, profit sharing, employee stock ownership, group life insurance, medical coverage, disability insurance, education, or other retirement or employee benefits that the Bank or the Company has adopted or may adopt for the benefit of its executive employees. The Employee shall also be entitled to participate in any other fringe benefits which are now or may be or become applicable to the Company's or the Bank's executive employees, including the payment of reasonable expenses for attending annual and periodic meetings of trade associations, the provision of an automobile for business use and any other benefits which are commensurate with the duties and responsibilities to be performed by the Employee under this Agreement. Participation in these plans and fringe benefits shall not reduce the salary payable to the Employee under Section 2 hereof.

          4. TERM. The initial term of employment under this Agreement shall be for a period commencing on the date hereof and ending on March 31, 1997. The Company and the Bank may renew this Agreement by written notice to the Employee for one additional year on March 31, 1995 and each subsequent March 31 during the term of this Agreement, unless the Employee gives contrary written notice to the other parties hereto prior to such renewal date. If at any time during the term of this Agreement, there is a change in control as defined in Section 8(b) hereof, the provisions of Sections 7(g) and 8(a) hereof shall continue to apply for two years from the date of such change in control regardless of whether the term of employment is subsequently renewed under this Section 4. Each initial term and all such renewed terms are collectively referred to herein as the term of this Agreement.

          5. STANDARDS. The Employee shall perform the Employee's duties and responsibilities under this Agreement in accordance with such reasonable standards as may be established from time to time by the Boards of Directors of the Company or the Bank. The reasonableness of such standards shall be measured against standards for executive performance generally prevailing in the savings institutions industry.

          6. VOLUNTARY ABSENCES; VACATIONS. The Employee shall be entitled, without loss of pay, to be absent voluntarily for reasonable periods of time from the performance of the duties and responsibilities under this Agreement. All such voluntary absences shall count as paid vacation time, unless the Board of Directors of the Company or the Bank otherwise approves. The Employee shall be entitled to an annual paid vacation of at least four weeks per year or such longer period as the Board of Directors of the Company or the Bank may approve. The timing of paid vacations shall be scheduled in a reasonable manner by the Employee. The Employee shall not be entitled (i) to receive any additional compensation from the Bank on account of failure to take a paid vacation or (ii) to accumulate more than two weeks of unused paid vacation time from one fiscal year to the next.

          7.   TERMINATION OF EMPLOYMENT.

               (a)  (i)       The Board of Directors of the Company or the Bank
may terminate the Employee's employment at any time, but any termination by such Board of Directors other than termination for cause shall not prejudice the Employee's right to compensation or other benefits under this Agreement. The Employee shall have no right to receive compensation or other benefits for any period after termination for cause. The term "termination for cause" shall mean termination because of the Employee's personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule, or regulation (other than traffic violations or similar offenses) or final cease-and-desist order, or material breach of any provision of this Agreement. In determining incompetence, the acts or omissions shall be measured against standards generally prevailing in the savings institutions industry; PROVIDED, that it shall be the Company's or the Bank's burden to prove the alleged acts and omissions and the prevailing nature of the standards the Company or the Bank shall have alleged are violated by such acts and/or omissions.

                    (ii) The parties acknowledge and agree that damages which will result to Employee for termination without cause shall be extremely difficult or impossible to establish or prove, and agree that, unless the termination is for cause, the Bank shall be obligated, concurrently with such termination, to make a cash payment to the Employee as liquidated damages of an amount equal to the Employee's then current salary under Section 2 of this Agreement calculated for a period equal to the remaining term of this Agreement, payable monthly over such remaining term; provided, however, that the amount payable to the Employee under this Section 7(a)(ii) shall not exceed the amount that would be payable to the Employee in the event of an involuntary termination of the Employee's employment under Section 8(a)(ii) hereof. The Employee agrees that, except for such other payments and benefits to which the Employee may be entitled as expressly provided by the terms of this Agreement, such liquidated damages shall be in lieu of all other claims which the Employee may make by reason of such termination. Such payment to the Employee shall be made on or before the Employee's last day of employment with the Company or the Bank. The liquidated damages amount shall not be reduced by any compensation which the Employee may receive for other employment with another employer after termination of his employment with the Company or the Bank.

                    (iii) In addition to the liquidated damages above described that are payable to the Employee for termination without cause, the following shall apply in the event of any termination without cause or in the event of any termination subject to Section 8 hereof: (1) the Employee shall continue to participate in, and accrue benefits under, all retirement, pension, profit-sharing, employee stock ownership, and other deferred compensation plans of the Company or the Bank for the remaining term of this Agreement as if the termination of employment of the Employee had not occurred (with the Employee being deemed to receive annually for the purposes of such plans the Employee's then current salary (at the time of his termination) under Section 2 of the Agreement), except to the extent that such continued participation and accrual is expressly prohibited by law, or to the extent such plan constitutes a "qualified plan" under Section 401 of the Internal Revenue Code of 1986, as amended (the "Code"); (2) the Employee shall be entitled to continue to receive all other employee benefits referred to in Section 3 hereof for the remaining term of this Agreement as if the termination of employment had not occurred; and
(3) all insurance or other provisions for indemnification, defense or hold-harmless of officers or directors of the Company or the Bank which are in effect on the date the notice of termination is sent to the Employee shall continue for the benefit of the Employee with respect to all of his acts and omissions while an officer or director as fully and completely as if such termination had not occurred, and until the final expiration or running of all periods of limitation against action which may be applicable to such acts or omissions.

               (b) If the Employee is suspended and/or temporarily prohibited from participating in the conduct of the Bank's affairs by a notice served under
Section 8(e)(3) or (g)(1) of the Federal Deposit Insurance Act, as amended, the Company's and the Bank's obligations under this Agreement shall be suspended as of the date of service, unless stayed by appropriate proceedings. If the charges in the notice are dismissed, the Bank may in its discretion (i) pay the Employee all or part of the compensation withheld while such contractual obligations were suspended, and (ii) reinstate in whole or in part any of its obligations which were suspended.

               (c) If the Employee is removed and/or permanently prohibited from participating in the conduct of the Bank's affairs by an order issued under
Section 8(e)(4) or (g)(1) of the Federal Deposit Insurance Act, as amended, all obligations of the Company and the Bank under this Agreement shall terminate as of the effective date of the order, but vested rights of the parties shall not be affected.

               (d) If the Bank is in default (as defined in Section 3(x)(1) of the Federal Deposit Insurance Act, as amended), all obligations under this

Agreement shall terminate as of the date of default, but this paragraph shall not affect any vested rights of the parties.

               (e) All obligations under this Agreement shall be terminated, except to the extent determined that continuation of this Agreement is necessary for the continued operation of the Bank, (i) by the Director of the Office of Thrift Supervision (the "Director") or his or her designee, at the time the Federal Deposit Insurance Corporation or Resolution Trust Company enters into an agreement to provide assistance to or on behalf of the Bank under the authority contained in Section 13(c) of the Federal Deposit Insurance Act, as amended, or
(ii) by the Director or his or her designee at the time the Director or his or her designee approves a supervisory merger to resolve problems related to operation of the Bank or when the Bank is determined by the Director or his or her designee to be in an unsafe or unsound condition. Any rights of the parties that have already vested, however, shall not be affected by any termination hereunder.

               (f) The Employee shall have no right to terminate employment under this Agreement before the end of the term of this Agreement, unless (i) such termination (1) is approved by the Board of Directors of the Company or the Bank or (2) is in connection with or within two years after a change in control (as defined in Section 8(b) hereof) of the Company or the Bank, or (ii) the Employee gives the Company and the Bank at least six months advance written notice that the Employee intends to terminate employment.

               (g) In the event the employment of the Employee is terminated by the Company or the Bank without cause under Section 7(a) hereof or the Employee's employment is terminated voluntarily or involuntarily in accordance with Section 8 hereof and the Bank fails to make timely payment of the amounts then owed to the Employee under this Agreement, the Employee shall be entitled to reimbursement for all reasonable costs, including attorneys' fees, incurred by the Employee in taking action to collect such amounts or otherwise to enforce this Agreement, plus interest on such amounts at the rate of one percent above the prime rate (defined as the base rate on corporate loans at large U.S. money center commercial banks as published by THE WALL STREET JOURNAL), compounded monthly, for the period from the date the payment is due to be paid to the Employee until payment is made. Such reimbursement and interest shall be in addition to all rights which the Employee is otherwise entitled to under this Agreement.

          8.   CHANGE IN CONTROL.

               (a) If during the term of this Agreement there is a change in control of the Company or the Bank, the Employee shall be entitled to receive as a severance payment for services previously rendered to the Company and the Bank, or in lieu of a severance payment, a lump sum cash payment as provided for herein (subject to Section 8(c) below) in the event the Employee's employment is terminated, voluntarily or involuntarily, or in the event the Employee terminates this Agreement, in connection with or within two years after the change in control of the Company or the Bank, unless such termination occurs by virtue of normal retirement, permanent and total disability (as defined in Section 22(e) of the Code) or death. Subject to Section 8(c) below, the amount of the payment shall be equal to (i) one year's salary, if the Employee voluntarily terminates his employment or this Agreement without "Good Reason" (as hereinafter defined) or (ii) three times the "Base Amount" (as hereinafter defined) less one dollar, if the Employee's termination of employment or of this Agreement was either voluntary with Good Reason or involuntary. The "Base Amount" shall be the Employee's average annualized compensation that was payable by the Company, the Bank or any other subsidiary of the Company and that was includible in the Employee's gross income for federal income tax purposes with respect to the five most recent taxable years of the Employee ending before such change in control. If the Employee has been employed by the Company or the Bank for part but less than all of such five-taxable-year period, the "Base Amount" shall be determined by first annualizing the compensation paid to the Employee during the partial taxable year included in the period of employment, in accordance with regulations issued under Section 280G of the Code, and then dividing the sum of the compensation paid during the full taxable year(s) plus the annualized compensation paid during the partial year by the number of full and partial taxable years included in the period of employment. "Good Reason" shall include
(i) a reduction in the position of the Employee so that he is no longer the Vice President - Administration of the Company and the Executive Vice President - Administration and Operations of the Bank or (ii) a material reduction in the position, authority, duties or responsibilities of the Employee from those which existed prior to the change in control. If the Employee notifies the Boards of Directors of the Company and the Bank that he intends to resign voluntarily or terminate this Agreement for Good Reason, he shall state in his notice the reasons why he believes that Good Reason exists for his resignation. Unless the Company and the Bank, within 30 days of the date of the Employee's notice of resignation or termination, reject the Employee's statement that Good Reason exists, the Employee's entitlement to the severance payment provided in clause
(ii) above shall be conclusive. If both Boards of Directors reject the Employee's statement of Good Reason within such 30-day period, the dispute shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof, but the Company and the Bank shall have the burden of proving in such arbitration that their rejection of the Employee's statement was proper. Payment under this
Section 8(a) shall be in lieu of any amount owed to the Employee as liquidated damages for termination without cause under Sections 7(a)(i) and (ii) hereof. However, payment under this Section 8(a) shall not be reduced by any compensation which the Employee may receive from other employment with another employer after termination of the Employee's employment. In addition, Section 7(a)(iii) shall apply in the case of any termination of employment within the scope of this Section 8(a). Payment to the Employee under this Section 8(a) shall be made on or before the Employee's last day of employment with the Company or the Bank.

               (b) A "change in control" of the Company, for purposes of this Agreement, shall be deemed to have taken place if: (i) any person becomes the beneficial owner of 25 percent or more of the total number of voting shares of the Company; (ii) any person becomes the beneficial owner of 10 percent or more, but less than 25 percent, of the total number of voting shares of the Company, provided that, if the Director has approved a rebuttal agreement filed by such person or such person has filed a certification with the Director, a change in control will not be so deemed to have occurred unless the Board of Directors of the Company has made a determination that such beneficial ownership constitutes or will constitute control of the Company; (iii) any person (other than the persons named as proxies solicited on behalf of the Board of Directors of the Company) holds revocable or irrevocable proxies, as to the election or removal of two or more directors of the Company, for 25 percent or more of the total number of voting shares of the Company; (iv) any person has received the approval of the Director under Section 10 of the Home Owners' Loan Act, as amended (the "Holding Company Act"), or regulations issued thereunder, to acquire control of the Company; (v) any person has received approval of the Director under Section 7(j) of the Federal Deposit Insurance Act, as amended (the "Control Act"), or regulations issued thereunder, to acquire control of the Company; (vi) any person has commenced a tender or exchange offer, or entered into an agreement or received an option, to acquire beneficial ownership of 25 percent or more of the total number of voting shares of the Company, whether or not the requisite approval for such acquisition has been received under the Holding Company Act, the Control Act, or the respective regulations issued thereunder, provided that a change in control will not be deemed to have occurred under this clause (vi) unless the Board of Directors of the Company has made a determination that such action constitutes or will constitute a change in control; or (vii) as the result of, or in connection with, any cash tender or exchange offer, merger, or other business combination, sale of assets or contested election, or any combination of the foregoing transactions, the persons who were directors of the Company before such transaction shall cease to constitute at least two-thirds of the Board of Directors of the Company or any successor institution. For purposes of this Section 8(b), a "person" includes an individual, corporation, partnership, trust, association, joint venture, pool, syndicate, unincorporated organization, joint-stock company or similar organization or group acting in concert. A person for these purposes shall be deemed to be a beneficial owner as that term is used in Rule 13d-3 under the Securities Exchange Act of 1934.

          A "change in control" of the Bank, for purposes of this Agreement, shall be deemed to have taken place if the Company's beneficial ownership of the total number of voting shares of the Bank is reduced to less than 50 percent.

               (c) Notwithstanding any other provisions of this Agreement or of any other agreement, contract, or understanding heretofore or hereafter entered into by the Employee with the Company or the Bank, except an agreement, contract, or understanding hereafter entered into that expressly modifies or excludes application of this Section 8(c) (the "Other Agreements"), and notwithstanding any formal or informal plan or other arrangement heretofore or hereafter adopted by the Company or the Bank for the direct or indirect provision of compensation to the Employee (including groups or classes of participants or beneficiaries of which the Employee is a member), whether or not such compensation is deferred, is in cash, or is in the form of a benefit to or for the Employee (a "Benefit Plan"), the Employee shall not have any right to receive any payment or other benefit under this Agreement, any Other Agreement, or any Benefit Plan if such payment or benefit, taking into account all other payments or benefits to or for the Employee under this Agreement, all Other Agreements, and all Benefit Plans, would cause any payment to the Employee under this Agreement to be considered a "parachute payment" within the meaning of
Section 280G(b)(2) of the Code (a "Parachute Payment"). In the event that the receipt of any such payment or benefit under this Agreement, any Other Agreement, or any Benefit Plan would cause the Employee to be considered to have received a Parachute Payment under this Agreement, then the Employee shall have the right, in the Employee's sole discretion, to designate those payments or benefits under this Agreement, any Other Agreements, and/or any Benefit Plans, which should be reduced or eliminated so as to avoid having the payment to the Employee under this Agreement be deemed to be a Parachute Payment. Any payments made to the Employee pursuant to this Agreement, or otherwise, are subject to and conditioned upon their compliance with 12 USC SECTION 1828(k) and any regulations promulgated thereunder.

          9. DISABILITY. If the Employee shall become disabled or incapacitated to the extent that the Employee is unable to perform the Employee's duties and responsibilities hereunder, the Employee shall be entitled to receive disability benefits of the type provided for other executive employees of the Company and the Bank and the obligations of the Company and the Bank hereunder shall be limited to providing such benefits for the period of such disability.

          10. NO ASSIGNMENTS. This Agreement is personal to each of the parties hereto. No party may assign or delegate any rights or obligations hereunder without first obtaining the written consent of the other party hereto. However, in the event of the death of the Employee all rights to receive payments hereunder shall become rights of the Employee's estate.

          11. OTHER CONTRACTS. The Employee shall not, during the term of this Agreement, have any other paid employment other than with a subsidiary of the Company, except with the prior approval of the Boards of Directors of the Company and the Bank.

          12. AMENDMENTS OR ADDITIONS; ACTION BY BOARD OF DIRECTORS. No amendments or additions to this Agreement shall be binding unless in writing and signed by all parties hereto. The prior approval by a two-thirds affirmative vote of the full Boards of Directors of the Company and the Bank shall be required in order for the Company and the Bank to authorize any amendments or additions to this Agreement, to give any consents or waivers of provisions of this Agreement, or to take any other action under this Agreement including any termination of employment with or without cause under Section 7(a) hereof, except that a simple majority vote shall be sufficient for the Boards to approve a renewal of the Agreement under Section 4 hereof.

          13. SECTION HEADINGS. The section headings used in this Agreement are included solely for convenience and shall not affect, or be used in connection with, the interpretation of this Agreement.

          14. SEVERABILITY. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

          15. GOVERNING LAW. This Agreement shall be governed by the laws of the United States to the extent applicable and otherwise by the laws of the State of Connecticut, excluding the choice of law rules thereof.

Attest:                          EAGLE FINANCIAL CORP.


- --------------------             By -----------------------------
Secretary                             Executive Vice President



Attest:                          EAGLE FEDERAL SAVINGS BANK


- --------------------             By -----------------------------
Secretary                             President



                                 EMPLOYEE


                                 --------------------------------
                                 Ercole J. Labadia

                                                                    EXHIBIT 10.8

                              EMPLOYMENT AGREEMENT

          AGREEMENT, dated as of April 1, 1994, among EAGLE FEDERAL SAVINGS BANK (the "Bank"), EAGLE FINANCIAL CORP. (the "Company") and Mark J. Blum (the "Employee").

          WHEREAS, the respective Boards of Directors of the Company and the Bank have approved and authorized the entry into this Agreement with the Employee;

          WHEREAS, the Employee is currently serving as the Vice President - Chief Financial Officer of the Company and the Senior Vice President - Chief Financial Officer of the Bank under an Employment Agreement dated as of July 1, 1989, as amended (the "Prior Agreement");

          WHEREAS, the parties desire to enter into this Agreement to set forth the terms and conditions for the employment relationships of the Employee with the Company and the Bank and to replace and supersede the Prior Agreement.

          NOW, THEREFORE, it is AGREED as follows:

          1. EMPLOYMENT. The Prior Agreement is hereby replaced and superseded and the Prior Agreement shall be of no further force or effect after the date of this Agreement. The Employee is employed as the Vice President - Chief Financial Officer of the Company and the Senior Vice President - Chief Financial Officer of the Bank from the date hereof through the term of this Agreement. As an executive of the Company and of the Bank, the Employee shall render executive, policy, and other management services to the Company and the Bank of the type customarily performed by persons serving in similar executive officer capacities, in accordance with the organizational charts of the Company and the Bank. The Employee shall also perform such duties as the Boards of Directors of the Company and of the Bank may from time to time reasonably direct.

          2. SALARY. The Bank agrees to pay the Employee during the term of this Agreement a salary as follows: from the date hereof through December 31, 1994, a salary at an annual rate equal to $95,000, with the salary to be increased on January 1 of each year during the term of this Agreement as determined by the Boards of Directors of the Company and the Bank. In determining salary increases, the Board of Directors may compensate the Employee for increases in the cost of living and may also provide for performance or merit increases. The salary of the Employee shall not be decreased at any time during the term of this Agreement from the amount then in effect, unless the Employee otherwise agrees in writing.

          The salary under this Section 2 shall be payable by the Bank to the Employee not less frequently than monthly. The Company shall reimburse the Bank for a portion of the salary paid to the Employee hereunder, which portion shall represent an appropriate allocation for the services rendered to the Company hereunder. The Employee shall not be entitled to receive fees for serving as a director of the Company, the Bank, or any subsidiary, or for serving as a member of any committee of the Board of Directors of the Company, the Bank, or any subsidiary.

          3. PARTICIPATION IN RETIREMENT AND EMPLOYEE BENEFIT PLANS; FRINGE BENEFITS. The Employee shall be entitled to participate in any plan of the Company or of the Bank relating to stock options, stock purchases, pension, thrift, profit sharing, employee stock ownership, group life insurance, medical coverage, disability insurance, education, or other retirement or employee benefits that the Bank or the Company has adopted or may adopt for the benefit of its executive employees. The Employee shall also be entitled to participate in any other fringe benefits which are now or may be or become applicable to the Company's or the Bank's executive employees, including the payment of reasonable expenses for attending annual and periodic meetings of trade associations and any other benefits which are commensurate with the duties and responsibilities to be performed by the Employee under this Agreement. Participation in these plans and fringe benefits shall not reduce the salary payable to the Employee under Section 2 hereof.

          4. TERM. The initial term of employment under this Agreement shall be for a period commencing on the date hereof and ending on March 31, 1997. The Company and the Bank may renew this Agreement by written notice to the Employee for one additional year on March 31, 1995 and each subsequent March 31 during the term of this Agreement, unless the Employee gives contrary written notice to the other parties hereto prior to such renewal date. If at any time during the term of this Agreement, there is a change in control as defined in Section 8(b) hereof, the provisions of Sections 7(g) and 8(a) hereof shall continue to apply for two years from the date of such change in control regardless of whether the term of employment is subsequently renewed under this Section 4. Each initial term and all such renewed terms are collectively referred to herein as the term of this Agreement.

          5. STANDARDS. The Employee shall perform the Employee's duties and responsibilities under this Agreement in accordance with such reasonable standards as may be established from time to time by the Boards of Directors of the Company or the Bank. The reasonableness of such standards shall be measured against standards for executive performance generally prevailing in the savings institutions industry.

          6. VOLUNTARY ABSENCES; VACATIONS. The Employee shall be entitled, without loss of pay, to be absent voluntarily for reasonable periods of time from the performance of the duties and responsibilities under this Agreement. All such voluntary absences shall count as paid vacation time, unless the Board of Directors of the Company or the Bank otherwise approves. The Employee shall be entitled to an annual paid vacation of at least four weeks per year or such longer period as the Board of Directors of the Company or the Bank may approve. The timing of paid vacations shall be scheduled in a reasonable manner by the

Employee. The Employee shall not be entitled (i) to receive any additional compensation from the Bank on account of failure to take a paid vacation or (ii) to accumulate more than two weeks of unused paid vacation time from one fiscal year to the next.

          7.   TERMINATION OF EMPLOYMENT.

               (a)  (i)       The Board of Directors of the Company or the Bank
may terminate the Employee's employment at any time, but any termination by such Board of Directors other than termination for cause shall not prejudice the Employee's right to compensation or other benefits under this Agreement. The Employee shall have no right to receive compensation or other benefits for any period after termination for cause. The term "termination for cause" shall mean termination because of the Employee's personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule, or regulation (other than traffic violations or similar offenses) or final cease-and-desist order, or material breach of any provision of this Agreement. In determining incompetence, the acts or omissions shall be measured against standards generally prevailing in the savings institutions industry; PROVIDED, that it shall be the Company's or the Bank's burden to prove the alleged acts and omissions and the prevailing nature of the standards the Company or the Bank shall have alleged are violated by such acts and/or omissions.

                    (ii) The parties acknowledge and agree that damages which will result to Employee for termination without cause shall be extremely difficult or impossible to establish or prove, and agree that, unless the termination is for cause, the Bank shall be obligated, concurrently with such termination, to make a cash payment to the Employee as liquidated damages of an amount equal to the Employee's then current salary under Section 2 of this Agreement calculated for a period equal to the remaining term of this Agreement, payable monthly over such remaining term; provided, however, that the amount payable to the Employee under this Section 7(a)(ii) shall not exceed the amount that would be payable to the Employee in the event of an involuntary termination of the Employee's employment under Section 8(a)(ii) hereof. The Employee agrees that, except for such other payments and benefits to which the Employee may be entitled as expressly provided by the terms of this Agreement, such liquidated damages shall be in lieu of all other claims which the Employee may make by reason of such termination. Such payment to the Employee shall be made on or before the Employee's last day of employment with the Company or the Bank. The liquidated damages amount shall not be reduced by any compensation which the Employee may receive for other employment with another employer after termination of his employment with the Company or the Bank.

                    (iii) In addition to the liquidated damages above described that are payable to the Employee for termination without cause, the following shall apply in the event of any termination without cause or in the event of any termination subject to Section 8 hereof: (1) the Employee shall continue to participate in, and accrue benefits under, all retirement, pension, profit-sharing, employee stock ownership, and other deferred compensation plans of the Company or the Bank for the remaining term of this Agreement as if the termination of employment of the Employee had not occurred (with the Employee being deemed to receive annually for the purposes of such plans the Employee's then current salary (at the time of his termination) under Section 2 of the Agreement), except to the extent that such continued participation and accrual is expressly prohibited by law, or to the extent such plan constitutes a "qualified plan" under Section 401 of the Internal Revenue Code of 1986, as amended (the "Code"); (2) the Employee shall be entitled to continue to receive all other employee benefits referred to in Section 3 hereof for the remaining term of this Agreement as if the termination of employment had not occurred; and
(3) all insurance or other provisions for indemnification, defense or hold-harmless of officers or directors of the Company or the Bank which are in effect on the date the notice of termination is sent to the Employee shall continue for the benefit of the Employee with respect to all of his acts and omissions while an officer or director as fully and completely as if such termination had not occurred, and until the final expiration or running of all periods of limitation against action which may be applicable to such acts or omissions.

               (b) If the Employee is suspended and/or temporarily prohibited from participating in the conduct of the Bank's affairs by a notice served under
Section 8(e)(3) or (g)(1) of the Federal Deposit Insurance Act, as amended, the Company's and the Bank's obligations under this Agreement shall be suspended as of the date of service, unless stayed by appropriate proceedings. If the charges in the notice are dismissed, the Bank may in its discretion (i) pay the Employee all or part of the compensation withheld while such contractual obligations were suspended, and (ii) reinstate in whole or in part any of its obligations which were suspended.

               (c) If the Employee is removed and/or permanently prohibited from participating in the conduct of the Bank's affairs by an order issued under
Section 8(e)(4) or (g)(1) of the Federal Deposit Insurance Act, as amended, all obligations of the Company and the Bank under this Agreement shall terminate as of the effective date of the order, but vested rights of the parties shall not be affected.

               (d) If the Bank is in default (as defined in Section 3(x)(1) of the Federal Deposit Insurance Act, as amended), all obligations under this Agreement shall terminate as of the date of default, but this paragraph shall not affect any vested rights of the parties.

               (e) All obligations under this Agreement shall be terminated, except to the extent determined that continuation of this Agreement is necessary for the continued operation of the Bank, (i) by the Director of the Office of Thrift Supervision (the "Director") or his or her designee, at the time the Federal Deposit

Insurance Corporation or Resolution Trust Company enters into an agreement to provide assistance to or on behalf of the Bank under the authority contained in
Section 13(c) of the Federal Deposit Insurance Act, as amended, or (ii) by the Director or his or her designee at the time the Director or his or her designee approves a supervisory merger to resolve problems related to operation of the Bank or when the Bank is determined by the Director or his or her designee to be in an unsafe or unsound condition. Any rights of the parties that have already vested, however, shall not be affected by any termination hereunder.

               (f) The Employee shall have no right to terminate employment under this Agreement before the end of the term of this Agreement, unless (i) such termination (1) is approved by the Board of Directors of the Company or the Bank or (2) is in connection with or within two years after a change in control (as defined in Section 8(b) hereof) of the Company or the Bank, or (ii) the Employee gives the Company and the Bank at least six months advance written notice that the Employee intends to terminate employment.

               (g) In the event the employment of the Employee is terminated by the Company or the Bank without cause under Section 7(a) hereof or the Employee's employment is terminated voluntarily or involuntarily in accordance with Section 8 hereof and the Bank fails to make timely payment of the amounts then owed to the Employee under this Agreement, the Employee shall be entitled to reimbursement for all reasonable costs, including attorneys' fees, incurred by the Employee in taking action to collect such amounts or otherwise to enforce this Agreement, plus interest on such amounts at the rate of one percent above the prime rate (defined as the base rate on corporate loans at large U.S. money center commercial banks as published by THE WALL STREET JOURNAL), compounded monthly, for the period from the date the payment is due to be paid to the Employee until payment is made. Such reimbursement and interest shall be in addition to all rights which the Employee is otherwise entitled to under this Agreement.

          8.   CHANGE IN CONTROL.

               (a) If during the term of this Agreement there is a change in control of the Company or the Bank, the Employee shall be entitled to receive as a severance payment for services previously rendered to the Company and the Bank, or in lieu of a severance payment, a lump sum cash payment as provided for herein (subject to Section 8(c) below) in the event the Employee's employment is terminated, voluntarily or involuntarily, or in the event the Employee terminates this Agreement, in connection with or within two years after the change in control of the Company or the Bank, unless such termination occurs by virtue of normal retirement, permanent and total disability (as defined in Section 22(e) of the Code) or death. Subject to Section 8(c) below, the amount of the payment shall be equal to (i) one year's salary, if the Employee voluntarily terminates his employment or this Agreement without "Good Reason" (as hereinafter defined) or (ii) three times the "Base Amount" (as hereinafter defined) less one dollar, if the Employee's termination of employment or of this Agreement was either voluntary with Good Reason or involuntary. The "Base Amount" shall be the Employee's average annualized compensation that was payable by the Company, the Bank or any other subsidiary of the Company and that was includible in the Employee's gross income for federal income tax purposes with respect to the five most recent taxable years of the Employee ending before such change in control. If the Employee has been employed by the Company or the Bank for part but less than all of such five- taxable-year period, the "Base Amount" shall be determined by first annualizing the compensation paid to the Employee during the partial taxable year included in the period of employment, in accordance with regulations issued under Section 280G of the Code, and then dividing the sum of the compensation paid during the full taxable year(s) plus the annualized compensation paid during the partial year by the number of full and partial taxable years included in the period of employment. "Good Reason" shall include (i) a reduction in the position of the Employee so that he is no longer the Vice President - Chief Financial Officer of the Company and the Senior Vice President - Chief Financial Officer of the Bank or (ii) a material reduction in the position, authority, duties or responsibilities of the Employee from those which existed prior to the change in control. If the Employee notifies the Boards of Directors of the Company and the Bank that he intends to resign voluntarily or terminate this Agreement for Good Reason, he shall state in his notice the reasons why he believes that Good Reason exists for his resignation. Unless the Company and the Bank, within 30 days of the date of the Employee's notice of resignation or termination, reject the Employee's statement that Good Reason exists, the Employee's entitlement to the severance payment provided in clause (ii) above shall be conclusive. If both Boards of Directors reject the Employee's statement of Good Reason within such 30-day period, the dispute shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof, but the Company and the Bank shall have the burden of proving in such arbitration that their rejection of the Employee's statement was proper. Payment under this Section 8(a) shall be in lieu of any amount owed to the Employee as liquidated damages for termination without cause under Sections 7(a)(i) and (ii) hereof. However, payment under this Section 8(a) shall not be reduced by any compensation which the Employee may receive from other employment with another employer after termination of the Employee's employment. In addition, Section 7(a)(iii) shall apply in the case of any termination of employment within the scope of this Section 8(a). Payment to the Employee under this Section 8(a) shall be made on or before the Employee's last day of employment with the Company or the Bank.

               (b) A "change in control" of the Company, for purposes of this Agreement, shall be deemed to have taken place if: (i) any person becomes the beneficial owner of 25 percent or more of the total number of voting shares of the Company; (ii) any person becomes the beneficial owner of 10 percent or more, but less than 25 percent, of the total number of voting shares of the Company, provided that, if the Director has approved a rebuttal agreement filed by such person or such person has filed a certification with the Director, a change in control will not be so deemed to have occurred unless the Board of Directors of the Company has made a determination that such beneficial ownership constitutes or will constitute control of the Company; (iii) any person (other than the persons named as proxies solicited on behalf of the Board of Directors of the Company) holds revocable or irrevocable proxies, as to the election or removal of two or more directors of the Company, for 25 percent or more of the total number of voting shares of the Company; (iv) any person has received the approval of the Director under Section 10 of the Home Owners' Loan Act, as amended (the "Holding Company Act"), or regulations issued thereunder, to acquire control of the Company; (v) any person has received approval of the Director under Section 7(j) of the Federal Deposit Insurance Act, as amended (the "Control Act"), or regulations issued thereunder, to acquire control of the Company; (vi) any person has commenced a tender or exchange offer, or entered into an agreement or received an option, to acquire beneficial ownership of 25 percent or more of the total number of voting shares of the Company, whether or not the requisite approval for such acquisition has been received under the Holding Company Act, the Control Act, or the respective regulations issued thereunder, provided that a change in control will not be deemed to have occurred under this clause (vi) unless the Board of Directors of the Company has made a determination that such action constitutes or will constitute a change in control; or (vii) as the result of, or in connection with, any cash tender or exchange offer, merger, or other business combination, sale of assets or contested election, or any combination of the foregoing transactions, the persons who were directors of the Company before such transaction shall cease to constitute at least two-thirds of the Board of Directors of the Company or any successor institution. For purposes of this Section 8(b), a "person" includes an individual, corporation, partnership, trust, association, joint venture, pool, syndicate, unincorporated organization, joint-stock company or similar organization or group acting in concert. A person for these purposes shall be deemed to be a beneficial owner as that term is used in Rule 13d-3 under the Securities Exchange Act of 1934.

          A "change in control" of the Bank, for purposes of this Agreement, shall be deemed to have taken place if the Company's beneficial ownership of the total number of voting shares of the Bank is reduced to less than 50 percent.

               (c) Notwithstanding any other provisions of this Agreement or of any other agreement, contract, or understanding heretofore or hereafter entered into by the Employee with the Company or the Bank, except an agreement, contract, or understanding hereafter entered into that expressly modifies or excludes application of this Section 8(c) (the "Other Agreements"), and notwithstanding any formal or informal plan or other arrangement heretofore or hereafter adopted by the Company or the Bank for the direct or indirect provision of compensation to the Employee (including groups or classes of participants or beneficiaries of which the Employee is a member), whether or not such compensation is deferred, is in cash, or is in the form of a benefit to or for the Employee (a "Benefit Plan"), the Employee shall not have any right to receive any payment or other benefit under this Agreement, any Other Agreement, or any

Benefit Plan if such payment or benefit, taking into account all other payments or benefits to or for the Employee under this Agreement, all Other Agreements, and all Benefit Plans, would cause any payment to the Employee under this Agreement to be considered a "parachute payment" within the meaning of Section 280G(b)(2) of the Code (a "Parachute Payment"). In the event that the receipt of any such payment or benefit under this Agreement, any Other Agreement, or any Benefit Plan would cause the Employee to be considered to have received a Parachute Payment under this Agreement, then the Employee shall have the right, in the Employee's sole discretion, to designate those payments or benefits under this Agreement, any Other Agreements, and/or any Benefit Plans, which should be reduced or eliminated so as to avoid having the payment to the Employee under this Agreement be deemed to be a Parachute Payment. Any payments made to the Employee pursuant to this Agreement, or otherwise, are subject to and conditioned upon their compliance with 12 USC SECTION 1828(k) and any regulations promulgated thereunder.

          9. DISABILITY. If the Employee shall become disabled or incapacitated to the extent that the Employee is unable to perform the Employee's duties and responsibilities hereunder, the Employee shall be entitled to receive disability benefits of the type provided for other executive employees of the Company and the Bank and the obligations of the Company and the Bank hereunder shall be limited to providing such benefits for the period of such disability.

          10. NO ASSIGNMENTS. This Agreement is personal to each of the parties hereto. No party may assign or delegate any rights or obligations hereunder without first obtaining the written consent of the other party hereto. However, in the event of the death of the Employee all rights to receive payments hereunder shall become rights of the Employee's estate.

          11. OTHER CONTRACTS. The Employee shall not, during the term of this Agreement, have any other paid employment other than with a subsidiary of the Company, except with the prior approval of the Boards of Directors of the Company and the Bank.

          12. AMENDMENTS OR ADDITIONS; ACTION BY BOARD OF DIRECTORS. No amendments or additions to this Agreement shall be binding unless in writing and signed by all parties hereto. The prior approval by a two-thirds affirmative vote of the full Boards of Directors of the Company and the Bank shall be required in order for the Company and the Bank to authorize any amendments or additions to this Agreement, to give any consents or waivers of provisions of this Agreement, or to take any other action under this Agreement including any termination of employment with or without cause under Section 7(a) hereof, except that a simple majority vote shall be sufficient for the Boards to approve a renewal of the Agreement under Section 4 hereof.

          13. SECTION HEADINGS. The section headings used in this Agreement are included solely for convenience and shall not affect, or be used in connection with, the interpretation of this Agreement.

          14. SEVERABILITY. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

          15. GOVERNING LAW. This Agreement shall be governed by the laws of the United States to the extent applicable and otherwise by the laws of the State of Connecticut, excluding the choice of law rules thereof.


Attest:                                EAGLE FINANCIAL CORP.


                                        By
- --------------------                       ----------------------
Secretary                                  Executive Vice President


Attest:                                EAGLE FEDERAL SAVINGS BANK


                                        By
- --------------------                       ----------------------
Secretary                                  President


                                        EMPLOYEE


                                        -------------------------
                                        Mark J. Blum

                                                                    EXHIBIT 10.9

                      EMPLOYMENT AGREEMENT

          AGREEMENT, dated as of April 1, 1994, among EAGLE FEDERAL SAVINGS BANK (the "Bank"), EAGLE FINANCIAL CORP. (the "Company") and Irene K. Hricko (the "Employee").

          WHEREAS, the respective Boards of Directors of the Company and the Bank have approved and authorized the entry into this Agreement with the Employee;

          WHEREAS, the Employee is currently serving as the Vice President - Corporate Secretary of the Company and the Bank under an Employment Agreement dated as of July 1, 1989, as amended (the "Prior Agreement");

          WHEREAS, the parties desire to enter into this Agreement to set forth the terms and conditions for the employment relationships of the Employee with the Company and the Bank and to replace and supersede the Prior Agreement.


          NOW, THEREFORE, it is AGREED as follows:

          1. EMPLOYMENT. The Prior Agreement is hereby replaced and superseded and the Prior Agreement shall be of no further force or effect after the date of this Agreement. The Employee is employed as the Vice President - Corporate Secretary of the Company and the Bank from the date hereof through the term of this Agreement. As an executive of the Company and of the Bank, the Employee shall render executive, policy, and other management services to the Company and the Bank of the type customarily performed by persons serving in similar executive officer capacities, in accordance with the organizational charts of the Company and the Bank. The Employee shall also perform such duties as the Boards of Directors of the Company and of the Bank may from time to time reasonably direct.

          2. SALARY. The Bank agrees to pay the Employee during the term of this Agreement a salary as follows: from the date hereof through December 31, 1994, a salary at an annual rate equal to $60,000, with the salary to be increased on January 1 of each year during the term of this Agreement as determined by the Boards of Directors of the Company and the Bank. In determining salary increases, the Board of Directors may compensate the Employee for increases in the cost of living and may also provide for performance or merit increases. The salary of the Employee shall not be decreased at any time during the term of this Agreement from the amount then in effect, unless the Employee otherwise agrees in writing.

          The salary under this Section 2 shall be payable by the Bank to the Employee not less frequently than monthly. The Company shall reimburse the Bank for a portion of the salary paid to the Employee hereunder, which portion shall represent an appropriate allocation for the services rendered to the Company hereunder.

          3. PARTICIPATION IN RETIREMENT AND EMPLOYEE BENEFIT PLANS; FRINGE BENEFITS. The Employee shall be entitled to participate in any plan of the Company or of the Bank relating to stock options, stock purchases, pension, thrift, profit sharing, employee stock ownership, group life insurance, medical coverage, disability insurance, education, or other retirement or employee benefits that the Bank or the Company has adopted or may adopt for the benefit of its executive employees. The Employee shall also be entitled to participate in any other fringe benefits which are now or may be or become applicable to the Company's or the Bank's executive employees, including the payment of reasonable expenses for attending annual and periodic meetings of trade associations and any other benefits which are commensurate with the duties and responsibilities to be performed by the Employee under this Agreement. Participation in these plans and fringe benefits shall not reduce the salary payable to the Employee under Section 2 hereof.

          4. TERM. The initial term of employment under this Agreement shall be for a period commencing on the date hereof and ending on March 31, 1995. The Company and the Bank may renew this Agreement by written notice to the Employee for one additional year on March 31, 1995 and each subsequent March 31 during the term of this Agreement, unless the Employee gives contrary written notice to the other parties hereto prior to such renewal date. If at any time during the term of this Agreement, there is a change in control as defined in Section 8(b) hereof, the provisions of Sections 7(g) and 8(a) hereof shall continue to apply for two years from the date of such change in control regardless of whether the term of employment is subsequently renewed under this Section 4. Each initial term and all such renewed terms are collectively referred to herein as the term of this Agreement.

          5. STANDARDS. The Employee shall perform the Employee's duties and responsibilities under this Agreement in accordance with such reasonable standards as may be established from time to time by the Boards of Directors of the Company or the Bank. The reasonableness of such standards shall be measured against standards for executive performance generally prevailing in the savings institutions industry.

          6. VOLUNTARY ABSENCES; VACATIONS. The Employee shall be entitled, without loss of pay, to be absent voluntarily for reasonable periods of time from the performance of the duties and responsibilities under this Agreement. All such voluntary absences shall count as paid vacation time, unless the Board of Directors of the Company or the Bank otherwise approves. The Employee shall be entitled to an annual paid vacation of at least four weeks per year or such longer period as the Board of Directors of the Company or the Bank may approve. The timing of paid vacations shall be scheduled in a reasonable manner by the Employee. The Employee shall not be entitled (i) to receive any additional compensation from the Bank on account of failure to take a paid vacation or (ii) to accumulate more than two weeks of unused paid vacation time from one fiscal year to the next.

          7. TERMINATION OF EMPLOYMENT.

          (a) (i) The Board of Directors of the Company or the Bank may terminate the Employee's employment at any time, but any termination by such Board of Directors other than termination for cause shall not prejudice the Employee's right to compensation or other benefits under this Agreement. The Employee shall have no right to receive compensation or other benefits for any period after termination for cause. The term "termination for cause" shall mean termination because of the Employee's personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule, or regulation (other than traffic violations or similar offenses) or final cease-and-desist order, or material breach of any provision of this Agreement. In determining incompetence, the acts or omissions shall be measured against standards generally prevailing in the savings institutions industry; PROVIDED, that it shall be the Company's or the Bank's burden to prove the alleged acts and omissions and the prevailing nature of the standards the Company or the Bank shall have alleged are violated by such acts and/or omissions.

               (ii) The parties acknowledge and agree that damages which will result to Employee for termination without cause shall be extremely difficult or impossible to establish or prove, and agree that, unless the termination is for cause, the Bank shall be obligated, concurrently with such termination, to make a cash payment to the Employee as liquidated damages of an amount equal to the Employee's then current salary under Section 2 of this Agreement calculated for a period equal to the remaining term of this Agreement, payable monthly over such remaining term; provided, however, that the amount payable to the Employee under this Section 7(a)(ii) shall not exceed the amount that would be payable to the Employee in the event of an involuntary termination of the Employee's employment under Section 8(a)(ii) hereof. The Employee agrees that, except for such other payments and benefits to which the Employee may be entitled as expressly provided by the terms of this Agreement, such liquidated damages shall be in lieu of all other claims which the Employee may make by reason of such termination. Such payment to the Employee shall be made on or before the Employee's last day of employment with the Company or the Bank. The liquidated damages amount shall not be reduced by any compensation which the Employee may receive for other employment with another employer after termination of her employment with the Company or the Bank.

               (iii) In addition to the liquidated damages above described that are payable to the Employee for termination without cause, the following shall apply in the event of any termination without cause or in the event of any termination subject to Section 8 hereof: (1) the Employee shall continue to participate in, and accrue benefits under, all retirement, pension, profit-sharing, employee stock ownership, and other deferred compensation plans of the Company or the Bank for the remaining term of this Agreement as if the termination of employment of the Employee had not occurred (with the Employee being deemed to receive annually for the purposes of such plans the Employee's then current salary (at the time of her termination) under Section 2 of the Agreement), except to the extent that such continued participation and accrual is expressly prohibited by law, or to the extent such plan constitutes a "qualified plan" under Section 401 of the Internal Revenue Code of 1986, as amended (the "Code");
(2) the Employee shall be entitled to continue to receive all other employee benefits referred to in Section 3 hereof for the remaining term of this Agreement as if the termination of employment had not occurred; and (3) all insurance or other provisions for indemnification, defense or hold-harmless of officers or directors of the Company or the Bank which are in effect on the date the notice of termination is sent to the Employee shall continue for the benefit of the Employee with respect to all of her acts and omissions while an officer or director as fully and completely as if such termination had not occurred, and until the final expiration or running of all periods of limitation against action which may be applicable to such acts or omissions.

          (b) If the Employee is suspended and/or temporarily prohibited from participating in the conduct of the Bank's affairs by a notice served under
Section 8(e)(3) or (g)(1) of the Federal Deposit Insurance Act, as amended, the Company's and the Bank's obligations under this Agreement shall be suspended as of the date of service, unless stayed by appropriate proceedings. If the charges in the notice are dismissed, the Bank may in its discretion (i) pay the Employee all or part of the compensation withheld while such contractual obligations were suspended, and (ii) reinstate in whole or in part any of its obligations which were suspended.

          (c) If the Employee is removed and/or permanently prohibited from participating in the conduct of the Bank's affairs by an order issued under
Section 8(e)(4) or (g)(1) of the Federal Deposit Insurance Act, as amended, all obligations of the Company and the Bank under this Agreement shall terminate as of the effective date of the order, but vested rights of the parties shall not be affected.

          (d) If the Bank is in default (as defined in Section 3(x)(1) of the Federal Deposit Insurance Act, as amended), all obligations under this Agreement shall terminate as of the date of default, but this paragraph shall not affect any vested rights of the parties.

          (e) All obligations under this Agreement shall be terminated, except to the extent determined that continuation of this Agreement is necessary for the continued operation of the Bank, (i) by the Director of the Office of Thrift Supervision (the "Director") or his or her designee, at the time the Federal Deposit Insurance Corporation or Resolution Trust Company enters into an agreement to provide assistance to or on behalf of the Bank under the authority contained in Section 13(c) of the Federal Deposit Insurance Act, as amended, or
(ii) by the Director or his or her designee at the time the Director or his or her designee approves a supervisory merger to resolve problems related to operation of the Bank or when the Bank is determined by the Director or his or her designee to be in an unsafe or unsound condition. Any rights of the parties that have already vested, however, shall not be affected by any termination hereunder.


          (f) The Employee shall have no right to terminate employment under this Agreement before the end of the term of this Agreement, unless (i) such termination (1) is approved by the Board of Directors of the Company or the Bank or (2) is in connection with or within two years after a change in control (as defined in Section 8(b) hereof) of the Company or the Bank, or (ii) the Employee gives the Company and the Bank at least six months advance written notice that the Employee intends to terminate employment.

          (g) In the event the employment of the Employee is terminated by the Company or the Bank without cause under Section 7(a) hereof or the Employee's employment is terminated voluntarily or involuntarily in accordance with Section 8 hereof and the Bank fails to make timely payment of the amounts then owed to the Employee under this Agreement, the Employee shall be entitled to reimbursement for all reasonable costs, including attorneys' fees, incurred by the Employee in taking action to collect such amounts or otherwise to enforce this Agreement, plus interest on such amounts at the rate of one percent above the prime rate (defined as the base rate on corporate loans at large U.S. money center commercial banks as published by THE WALL STREET JOURNAL), compounded monthly, for the period from the date the payment is due to be paid to the Employee until payment is made. Such reimbursement and interest shall be in addition to all rights which the Employee is otherwise entitled to under this Agreement.

     8.   CHANGE IN CONTROL.

          (a) If during the term of this Agreement there is a change in control of the Company or the Bank, the Employee shall be entitled to receive as a severance payment for services previously rendered to the Company and the Bank, or in lieu of a severance payment, a lump sum cash payment as provided for herein (subject to Section 8(c) below) in the event the Employee's employment is terminated, voluntarily or involuntarily, or in the event the Employee terminates this Agreement, in connection with or within two years after the change in control of the Company or the Bank, unless such termination occurs by virtue of normal retirement, permanent and total disability (as defined in Section 22(e) of the Code) or death. Subject to Section 8(c) below, the amount of the payment shall be equal to (i) one year's salary, if the Employee voluntarily terminates her employment or this Agreement without "Good Reason" (as hereinafter defined) or (ii) three times the "Base Amount" (as hereinafter defined) less one dollar, if the Employee's termination of employment or of this Agreement was either voluntary with Good Reason or involuntary. The "Base Amount" shall be the Employee's average annualized compensation that was payable by the Company, the Bank or any other subsidiary of the Company and that was includible in the Employee's gross income for federal income tax purposes with respect to the five most recent taxable years of the Employee ending before such change in control. If the Employee has been employed by the Company or the Bank for part but less than all of such five-taxable-year period, the "Base Amount" shall be determined by first annualizing the compensation paid to the Employee during the partial taxable year included in the period of employment, in accordance with regulations issued under Section 280G of the Code, and then dividing the sum of the compensation paid during the full taxable year(s) plus the annualized compensation paid during the partial year by the number of full and partial taxable years included in the period of employment. "Good Reason" shall include (i) a reduction in the position of the Employee so that she is no longer the Vice President - Corporate Secretary of the Company and the Bank or (ii) a material reduction in the position, authority, duties or responsibilities of the Employee from those which existed prior to the change in control. If the Employee notifies the Boards of Directors of the Company and the Bank that she intends to resign voluntarily or terminate this Agreement for Good Reason, she shall state in her notice the reasons why she believes that Good Reason exists for her resignation. Unless the Company and the Bank, within 30 days of the date of the Employee's notice of resignation or termination, reject the Employee's statement that Good Reason exists, the Employee's entitlement to the severance payment provided in clause
(ii) above shall be conclusive. If both Boards of Directors reject the Employee's statement of Good Reason within such 30-day period, the dispute shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof, but the Company and the Bank shall have the burden of proving in such arbitration that their rejection of the Employee's statement was proper. Payment under this
Section 8(a) shall be in lieu of any amount owed to the Employee as liquidated damages for termination without cause under Sections 7(a)(i) and (ii) hereof. However, payment under this Section 8(a) shall not be reduced by any compensation which the Employee may receive from other employment with another employer after termination of the Employee's employment. In addition, Section 7(a)(iii) shall apply in the case of any termination of employment within the scope of this Section 8(a). Payment to the Employee under this Section 2(a) shall be made on or before the Employee's last day of employment with the Bank.


          (b) A "change in control" of the Company, for purposes of this Agreement, shall be deemed to have taken place if: (i) any person becomes the beneficial owner of 25 percent or more of the total number of voting shares of the Company; (ii) any person becomes the beneficial owner of 10 percent or more, but less than 25 percent, of the total number of voting shares of the Company, provided that, if the Director has approved a rebuttal agreement filed by such person or such person has filed a certification with the Director, a change in control will not be so deemed to have occurred unless the Board of Directors of the Company has made a determination that such beneficial ownership constitutes or will constitute control of the Company; (iii) any person (other than the persons named as proxies solicited on behalf of the Board of Directors of the Company) holds revocable or irrevocable proxies, as to the election or removal of two or more directors of the Company, for

25 percent or more of the total number of voting shares of the Company; (iv) any person has received the approval of the Director under Section 10 of the Home Owners' Loan Act, as amended (the "Holding Company Act"), or regulations issued thereunder, to acquire control of the Company; (v) any person has received approval of the Director under Section 7(j) of the Federal Deposit Insurance Act, as amended (the "Control Act"), or regulations issued thereunder, to acquire control of the Company; (vi) any person has commenced a tender or exchange offer, or entered into an agreement or received an option, to acquire beneficial ownership of 25 percent or more of the total number of voting shares of the Company, whether or not the requisite approval for such acquisition has been received under the Holding Company Act, the Control Act, or the respective regulations issued thereunder, provided that a change in control will not be deemed to have occurred under this clause (vi) unless the Board of Directors of the Company has made a determination that such action constitutes or will constitute a change in control; or (vii) as the result of, or in connection with, any cash tender or exchange offer, merger, or other business combination, sale of assets or contested election, or any combination of the foregoing transactions, the persons who were directors of the Company before such transaction shall cease to constitute at least two- thirds of the Board of Directors of the Company or any successor institution. For purposes of this
Section 8(b), a "person" includes an individual, corporation, partnership, trust, association, joint venture, pool, syndicate, unincorporated organization, joint-stock company or similar organization or group acting in concert. A person for these purposes shall be deemed to be a beneficial owner as that term is used in Rule 13d- 3 under the Securities Exchange Act of 1934.

     A "change in control" of the Bank, for purposes of this Agreement, shall be deemed to have taken place if the Company's beneficial ownership of the total number of voting shares of the Bank is reduced to less than 50 percent.

          (c) Notwithstanding any other provisions of this Agreement or of any other agreement, contract, or understanding heretofore or hereafter entered into by the Employee with the Company or the Bank, except an agreement, contract, or understanding hereafter entered into that expressly modifies or excludes application of this Section 8(c) (the "Other Agreements"), and notwithstanding any formal or informal plan or other arrangement heretofore or hereafter adopted by the Company or the Bank for the direct or indirect provision of compensation to the Employee (including groups or classes of participants or beneficiaries of which the Employee is a member), whether or not such compensation is deferred, is in cash, or is in the form of a benefit to or for the Employee (a "Benefit Plan"), the Employee shall not have any right to receive any payment or other benefit under this Agreement, any Other Agreement, or any Benefit Plan if such payment or benefit, taking into account all other payments or benefits to or for the Employee under this Agreement, all Other Agreements, and all Benefit Plans, would cause any payment to the Employee under this Agreement to be considered a "parachute payment" within the meaning of Section 280G(b)(2) of the Code (a "Parachute Payment"). In the event that the receipt of any such payment or benefit under this Agreement, any Other Agreement, or any Benefit

Plan would cause the Employee to be considered to have received a Parachute Payment under this Agreement, then the Employee shall have the right, in the Employee's sole discretion, to designate those payments or benefits under this Agreement, any Other Agreements, and/or any Benefit Plans, which should be reduced or eliminated so as to avoid having the payment to the Employee under this Agreement be deemed to be a Parachute Payment. Any payments made to the Employee pursuant to this Agreement, or otherwise, are subject to and conditioned upon their compliance with 12 USC SECTION 1828(k) and any regulations promulgated thereunder.

          9.   DISABILITY.    If the Employee shall become disabled or
incapacitated to the extent that the Employee is unable to perform the Employee's duties and responsibilities hereunder, the Employee shall be entitled to receive disability benefits of the type provided for other executive employees of the Company and the Bank and the obligations of the Company and the Bank hereunder shall be limited to providing such benefits for the period of such disability.

          10.  NO ASSIGNMENTS.      This Agreement is personal to each of the
parties hereto. No party may assign or delegate any rights or obligations hereunder without first obtaining the written consent of the other party hereto. However, in the event of the death of the Employee all rights to receive payments hereunder shall become rights of the Employee's estate.

          11.  OTHER CONTRACTS.    The Employee shall not, during the term of
this Agreement, have any other paid employment other than with a subsidiary of the Company, except with the prior approval of the Boards of Directors of the Company and the Bank.

          12. AMENDMENTS OR ADDITIONS; ACTION BY BOARD OF DIRECTORS. No amendments or additions to this Agreement shall be binding unless in writing and signed by all parties hereto. The prior approval by a two-thirds affirmative vote of the full Boards of Directors of the Company and the Bank shall be required in order for the Company and the Bank to authorize any amendments or additions to this Agreement, to give any consents or waivers of provisions of this Agreement, or to take any other action under this Agreement including any termination of employment with or without cause under Section 7(a) hereof, except that a simple majority vote shall be sufficient for the Boards to approve a renewal of the Agreement under Section 4 hereof.

          13.  SECTION HEADINGS.   The section headings used in this Agreement
are included solely for convenience and shall not affect, or be used in connection with, the interpretation of this Agreement.

          14. SEVERABILITY. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

          15. GOVERNING LAW. This Agreement shall be governed by the laws of the United States to the extent applicable and otherwise by the laws of the State of Connecticut, excluding the choice of law rules thereof.

Attest:                            EAGLE FINANCIAL CORP.
                                   By
- ------------                           --------------------------
Assistant Secretary                   Executive Vice President


Attest:                             EAGLE FEDERAL SAVINGS BANK

                                   By
- ------------                           --------------------------
Assistant Secretary                    President


                                       EMPLOYEE


                                       --------------------------
                                       Irene K. Hricko

                                                                   EXHIBIT 10.10

                              EMPLOYMENT AGREEMENT

          AGREEMENT, dated as of April 1, 1994, among EAGLE FEDERAL SAVINGS BANK (the "Bank"), EAGLE FINANCIAL CORP. (the "Company") and Barbara S. Mills (the "Employee").

          WHEREAS, the respective Boards of Directors of the Company and the Bank have approved and authorized the entry into this Agreement with the Employee;

          WHEREAS, the Employee is currently serving as the Vice President - Treasurer of the Company and the Bank under an Employment Agreement dated as of August 25, 1988, as amended (the "Prior Agreement");

          WHEREAS, the parties desire to enter into this Agreement to set forth the terms and conditions for the employment relationships of the Employee with the Company and the Bank and to replace and supersede the Prior Agreement.

          NOW, THEREFORE, it is AGREED as follows:

          1. EMPLOYMENT. The Prior Agreement is hereby replaced and superseded and the Prior Agreement shall be of no further force or effect after the date of this Agreement. The Employee is employed as the Vice President - Treasurer of the Company and the Bank from the date hereof through the term of this Agreement. As an executive of the Company and of the Bank, the Employee shall render executive, policy, and other management services to the Company and the Bank of the type customarily performed by persons serving in similar executive officer capacities, in accordance with the organizational charts of the Company and the Bank. The Employee shall also perform such duties as the Boards of Directors of the Company and of the Bank may from time to time reasonably direct.

          2. SALARY. The Bank agrees to pay the Employee during the term of this Agreement a salary as follows: from the date hereof through December 31, 1994, a salary at an annual rate equal to $74,200, with the salary to be increased on January 1 of each year during the term of this Agreement as determined by the Boards of Directors of the Company and the Bank. In determining salary increases, the Board of Directors may compensate the Employee for increases in the cost of living and may also provide for performance or merit increases. The salary of the Employee shall not be decreased at any time during the term of this Agreement from the amount then in effect, unless the Employee otherwise agrees in writing.

          The salary under this Section 2 shall be payable by the Bank to the Employee not less frequently than monthly. The Company shall reimburse the Bank for a portion of the salary paid to the Employee hereunder, which portion shall represent an appropriate allocation for the services rendered to the Company hereunder.

          3. PARTICIPATION IN RETIREMENT AND EMPLOYEE BENEFIT PLANS; FRINGE BENEFITS. The Employee shall be entitled to participate in any plan of the Company or of the Bank relating to stock options, stock purchases, pension, thrift, profit sharing, employee stock ownership, group life insurance, medical coverage, disability insurance, education, or other retirement or employee benefits that the Bank or the Company has adopted or may adopt for the benefit of its executive employees. The Employee shall also be entitled to participate in any other fringe benefits which are now or may be or become applicable to the Company's or the Bank's executive employees, including the payment of reasonable expenses for attending annual and periodic meetings of trade associations and any other benefits which are commensurate with the duties and responsibilities to be performed by the Employee under this Agreement. Participation in these plans and fringe benefits shall not reduce the salary payable to the Employee under Section 2 hereof.

          4. TERM. The initial term of employment under this Agreement shall be for a period commencing on the date hereof and ending on March 31, 1995. The Company and the Bank may renew this Agreement by written notice to the Employee for one additional year on March 31, 1995 and each subsequent March 31 during the term of this Agreement, unless the Employee gives contrary written notice to the other parties hereto prior to such renewal date. If at any time during the term of this Agreement, there is a change in control as defined in Section 8(b) hereof, the provisions of Sections 7(g) and 8(a) hereof shall continue to apply for two years from the date of such change in control regardless of whether the term of employment is subsequently renewed under this Section 4. Each initial term and all such renewed terms are collectively referred to herein as the term of this Agreement.

          5. STANDARDS. The Employee shall perform the Employee's duties and responsibilities under this Agreement in accordance with such reasonable standards as may be established from time to time by the Boards of Directors of the Company or the Bank. The reasonableness of such standards shall be measured against standards for executive performance generally prevailing in the savings institutions industry.

          6. VOLUNTARY ABSENCES; VACATIONS. The Employee shall be entitled, without loss of pay, to be absent voluntarily for reasonable periods of time from the performance of the duties and responsibilities under this Agreement. All such voluntary absences shall count as paid vacation time, unless the Board of Directors of the Company or the Bank otherwise approves. The Employee shall be entitled to an annual paid vacation of at least four weeks per year or such longer period as the Board of Directors of the Company or the Bank may approve. The timing of paid vacations shall be scheduled in a reasonable manner by the Employee. The Employee shall not be entitled (i) to receive any additional compensation from the Bank on account of failure to take a paid vacation or (ii) to accumulate more than two weeks of unused paid vacation time from one fiscal year to the next.

          7.   TERMINATION OF EMPLOYMENT.

               (a)  (i)       The Board of Directors of the Company or the Bank
may terminate the Employee's employment at any time, but any termination by such Board of Directors other than termination for cause shall not prejudice the Employee's right to compensation or other benefits under this Agreement. The Employee shall have no right to receive compensation or other benefits for any period after termination for cause. The term "termination for cause" shall mean termination because of the Employee's personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule, or regulation (other than traffic violations or similar offenses) or final cease-and-desist order, or material breach of any provision of this Agreement. In determining incompetence, the acts or omissions shall be measured against standards generally prevailing in the savings institutions industry; PROVIDED, that it shall be the Company's or the Bank's burden to prove the alleged acts and omissions and the prevailing nature of the standards the Company or the Bank shall have alleged are violated by such acts and/or omissions.

                    (ii) The parties acknowledge and agree that damages which will result to Employee for termination without cause shall be extremely difficult or impossible to establish or prove, and agree that, unless the termination is for cause, the Bank shall be obligated, concurrently with such termination, to make a cash payment to the Employee as liquidated damages of an amount equal to the Employee's then current salary under Section 2 of this Agreement calculated for a period equal to the remaining term of this Agreement, payable monthly over such remaining term; provided, however, that the amount payable to the Employee under this Section 7(a)(ii) shall not exceed the amount that would be payable to the Employee in the event of an involuntary termination of the Employee's employment under Section 8(a)(ii) hereof. The Employee agrees that, except for such other payments and benefits to which the Employee may be entitled as expressly provided by the terms of this Agreement, such liquidated damages shall be in lieu of all other claims which the Employee may make by reason of such termination. Such payment to the Employee shall be made on or before the Employee's last day of employment with the Company or the Bank. The liquidated damages amount shall not be reduced by any compensation which the Employee may receive for other employment with another employer after termination of her employment with the Company or the Bank.

                    (iii) In addition to the liquidated damages above described that are payable to the Employee for termination without cause, the following shall apply in the event of any termination without cause or in the event of any termination subject to Section 8 hereof: (1) the Employee shall continue to participate in, and accrue benefits under, all retirement, pension, profit-sharing, employee stock ownership, and other deferred compensation plans of the Company or the Bank for the remaining term of this Agreement as if the termination of employment of the Employee had not occurred (with the Employee being deemed to receive annually for the purposes of such plans the Employee's then current salary (at the time of her termination) under Section 2 of the Agreement), except to the extent that such continued participation and accrual is expressly prohibited by law, or to the extent such plan constitutes a "qualified plan" under Section 401 of the Internal Revenue Code of 1986, as amended (the "Code");
(2) the Employee shall be entitled to continue to receive all other employee benefits referred to in Section 3 hereof for the remaining term of this Agreement as if the termination of employment had not occurred; and (3) all insurance or other provisions for indemnification, defense or hold-harmless of officers or directors of the Company or the Bank which are in effect on the date the notice of termination is sent to the Employee shall continue for the benefit of the Employee with respect to all of her acts and omissions while an officer or director as fully and completely as if such termination had not occurred, and until the final expiration or running of all periods of limitation against action which may be applicable to such acts or omissions.

               (b) If the Employee is suspended and/or temporarily prohibited from participating in the conduct of the Bank's affairs by a notice served under
Section 8(e)(3) or (g)(1) of the Federal Deposit Insurance Act, as amended, the Company's and the Bank's obligations under this Agreement shall be suspended as of the date of service, unless stayed by appropriate proceedings. If the charges in the notice are dismissed, the Bank may in its discretion (i) pay the Employee all or part of the compensation withheld while such contractual obligations were suspended, and (ii) reinstate in whole or in part any of its obligations which were suspended.

               (c) If the Employee is removed and/or permanently prohibited from participating in the conduct of the Bank's affairs by an order issued under
Section 8(e)(4) or (g)(1) of the Federal Deposit Insurance Act, as amended, all obligations of the Company and the Bank under this Agreement shall terminate as of the effective date of the order, but vested rights of the parties shall not be affected.

               (d) If the Bank is in default (as defined in Section 3(x)(1) of the Federal Deposit Insurance Act, as amended), all obligations under this Agreement shall terminate as of the date of default, but this paragraph shall not affect any vested rights of the parties.

               (e) All obligations under this Agreement shall be terminated, except to the extent determined that continuation of this Agreement is necessary for the continued operation of the Bank, (i) by the Director of the Office of Thrift Supervision (the "Director") or his or her designee, at the time the Federal Deposit Insurance Corporation or Resolution Trust Company enters into an agreement to provide assistance to or on behalf of the Bank under the authority contained in Section 13(c) of the Federal Deposit Insurance Act, as amended, or
(ii) by the Director or his or her designee at the time the Director or his or her designee approves a supervisory merger to resolve problems related to operation of the Bank or when the Bank is determined by the Director or his or her designee to be in an unsafe or unsound condition. Any rights of the parties that have already vested, however, shall not be affected by any termination hereunder.

               (f) The Employee shall have no right to terminate employment under this Agreement before the end of the term of this Agreement, unless (i) such termination (1) is approved by the Board of Directors of the Company or the Bank or (2) is in connection with or within two years after a change in control (as defined in Section 8(b) hereof) of the Company or the Bank, or (ii) the Employee gives the Company and the Bank at least six months advance written notice that the Employee intends to terminate employment.

               (g) In the event the employment of the Employee is terminated by the Company or the Bank without cause under Section 7(a) hereof or the Employee's employment is terminated voluntarily or involuntarily in accordance with Section 8 hereof and the Bank fails to make timely payment of the amounts then owed to the Employee under this Agreement, the Employee shall be entitled to reimbursement for all reasonable costs, including attorneys' fees, incurred by the Employee in taking action to collect such amounts or otherwise to enforce this Agreement, plus interest on such amounts at the rate of one percent above the prime rate (defined as the base rate on corporate loans at large U.S. money center commercial banks as published by THE WALL STREET JOURNAL), compounded monthly, for the period from the date the payment is due to be paid to the Employee until payment is made. Such reimbursement and interest shall be in addition to all rights which the Employee is otherwise entitled to under this Agreement.

          8.   CHANGE IN CONTROL.

               (a) If during the term of this Agreement there is a change in control of the Company or the Bank, the Employee shall be entitled to receive as a severance payment for services previously rendered to the Company and the Bank, or in lieu of a severance payment, a lump sum cash payment as provided for herein (subject to Section 8(c) below) in the event the Employee's employment is terminated, voluntarily or involuntarily, or in the event the Employee terminates this Agreement, in connection with or within two years after the change in control of the Company or the Bank, unless such termination occurs by virtue of normal retirement, permanent and total disability (as defined in Section 22(e) of the Code) or death. Subject to Section 8(c) below, the amount of the payment shall be equal to (i) one year's salary, if the Employee voluntarily terminates his employment or this Agreement without "Good Reason" (as hereinafter defined) or (ii) three times the "Base Amount" (as hereinafter defined) less one dollar, if the Employee's termination of employment or of this Agreement was either voluntary with Good Reason or involuntary. The "Base Amount" shall be the Employee's average annualized compensation that was payable by the Company, the Bank or any other subsidiary of the Company and that was includible in the Employee's gross income for federal income tax purposes with respect to the five most recent taxable years of the Employee ending before such change in control. If the Employee has been employed by the Company or the Bank for part but less than all of such five-taxable-year period, the "Base Amount" shall be determined by first annualizing the compensation paid to the Employee during the partial taxable year included in the period of employment, in accordance with regulations issued under Section 280G of the Code, and then dividing the sum of the compensation paid during the full taxable year(s) plus the annualized compensation paid during the partial year by the number of full and partial taxable years included in the period of employment. "Good Reason" shall include (i) a reduction in the position of the Employee so that she is no longer the Vice President - Treasurer of the Company and the Bank or (ii) a material reduction in the position, authority, duties or responsibilities of the Employee from those which existed prior to the change in control. If the Employee notifies the Boards of Directors of the Company and the Bank that she intends to resign voluntarily or terminate this Agreement for Good Reason, she shall state in her notice the reasons why she believes that Good Reason exists for her resignation. Unless the Company and the Bank, within 30 days of the date of the Employee's notice of resignation or termination, reject the Employee's statement that Good Reason exists, the Employee's entitlement to the severance payment provided in clause (ii) above shall be conclusive. If both Boards of Directors reject the Employee's statement of Good Reason within such 30-day period, the dispute shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof, but the Company and the Bank shall have the burden of proving in such arbitration that their rejection of the Employee's statement was proper. Payment under this Section 8(a) shall be in lieu of any amount owed to the Employee as liquidated damages for termination without cause under Sections 7(a)(i) and (ii) hereof. However, payment under this Section 8(a) shall not be reduced by any compensation which the Employee may receive from other employment with another employer after termination of the Employee's employment. In addition, Section 7(a)(iii) shall apply in the case of any termination of employment within the scope of this Section 8(a). Payment to the Employee under this Section 8(a) shall be made on or before the Employee's last day of employment with the Company or the Bank.

               (b) A "change in control" of the Company, for purposes of this Agreement, shall be deemed to have taken place if: (i) any person becomes the beneficial owner of 25 percent or more of the total number of voting shares of the Company; (ii) any person becomes the beneficial owner of 10 percent or more, but less than 25 percent, of the total number of voting shares of the Company, provided that, if the Director has approved a rebuttal agreement filed by such person or such person has filed a certification with the Director, a change in control will not be so deemed to have occurred unless the Board of Directors of the Company has made a determination that such beneficial ownership constitutes or will constitute control of the Company; (iii) any person (other than the persons named as proxies solicited on behalf of the Board of Directors of the Company) holds revocable or irrevocable proxies, as to the election or removal of two or more directors of the Company, for

25 percent or more of the total number of voting shares of the Company; (iv) any person has received the approval of the Director under Section 10 of the Home Owners' Loan Act, as amended (the "Holding Company Act"), or regulations issued thereunder, to acquire control of the Company; (v) any person has received approval of the Director under Section 7(j) of the Federal Deposit Insurance Act, as amended (the "Control Act"), or regulations issued thereunder, to acquire control of the Company; (vi) any person has commenced a tender or exchange offer, or entered into an agreement or received an option, to acquire beneficial ownership of 25 percent or more of the total number of voting shares of the Company, whether or not the requisite approval for such acquisition has been received under the Holding Company Act, the Control Act, or the respective regulations issued thereunder, provided that a change in control will not be deemed to have occurred under this clause (vi) unless the Board of Directors of the Company has made a determination that such action constitutes or will constitute a change in control; or (vii) as the result of, or in connection with, any cash tender or exchange offer, merger, or other business combination, sale of assets or contested election, or any combination of the foregoing transactions, the persons who were directors of the Company before such transaction shall cease to constitute at least two-thirds of the Board of Directors of the Company or any successor institution. For purposes of this
Section 8(b), a "person" includes an individual, corporation, partnership, trust, association, joint venture, pool, syndicate, unincorporated organization, joint-stock company or similar organization or group acting in concert. A person for these purposes shall be deemed to be a beneficial owner as that term is used in Rule 13d-3 under the Securities Exchange Act of 1934.

          A "change in control" of the Bank, for purposes of this Agreement, shall be deemed to have taken place if the Company's beneficial ownership of the total number of voting shares of the Bank is reduced to less than 50 percent.

               (c) Notwithstanding any other provisions of this Agreement or of any other agreement, contract, or understanding heretofore or hereafter entered into by the Employee with the Company or the Bank, except an agreement, contract, or understanding hereafter entered into that expressly modifies or excludes application of this Section 8(c) (the "Other Agreements"), and notwithstanding any formal or informal plan or other arrangement heretofore or hereafter adopted by the Company or the Bank for the direct or indirect provision of compensation to the Employee (including groups or classes of participants or beneficiaries of which the Employee is a member), whether or not such compensation is deferred, is in cash, or is in the form of a benefit to or for the Employee (a "Benefit Plan"), the Employee shall not have any right to receive any payment or other benefit under this Agreement, any Other Agreement, or any Benefit Plan if such payment or benefit, taking into account all other payments or benefits to or for the Employee under this Agreement, all Other Agreements, and all Benefit Plans, would cause any payment to the Employee under this Agreement to be considered a "parachute payment" within the meaning of
Section 280G(b)(2) of the Code (a "Parachute Payment"). In the event that the receipt of any such payment or benefit under this Agreement, any Other Agreement, or any Benefit

Plan would cause the Employee to be considered to have received a Parachute Payment under this Agreement, then the Employee shall have the right, in the Employee's sole discretion, to designate those payments or benefits under this Agreement, any Other Agreements, and/or any Benefit Plans, which should be reduced or eliminated so as to avoid having the payment to the Employee under this Agreement be deemed to be a Parachute Payment. Any payments made to the Employee pursuant to this Agreement, or otherwise, are subject to and conditioned upon their compliance with 12 USC 1828(k) and any regulations promulgated thereunder.

          9. DISABILITY. If the Employee shall become disabled or incapacitated to the extent that the Employee is unable to perform the Employee's duties and responsibilities hereunder, the Employee shall be entitled to receive disability benefits of the type provided for other executive employees of the Company and the Bank and the obligations of the Company and the Bank hereunder shall be limited to providing such benefits for the period of such disability.

          10. NO ASSIGNMENTS. This Agreement is personal to each of the parties hereto. No party may assign or delegate any rights or obligations hereunder without first obtaining the written consent of the other party hereto. However, in the event of the death of the Employee all rights to receive payments hereunder shall become rights of the Employee's estate.

          11. OTHER CONTRACTS. The Employee shall not, during the term of this Agreement, have any other paid employment other than with a subsidiary of the Company, except with the prior approval of the Boards of Directors of the Company and the Bank.

          12. AMENDMENTS OR ADDITIONS; ACTION BY BOARD OF DIRECTORS. No amendments or additions to this Agreement shall be binding unless in writing and signed by all parties hereto. The prior approval by a two-thirds affirmative vote of the full Boards of Directors of the Company and the Bank shall be required in order for the Company and the Bank to authorize any amendments or additions to this Agreement, to give any consents or waivers of provisions of this Agreement, or to take any other action under this Agreement including any termination of employment with or without cause under Section 7(a) hereof, except that a simple majority vote shall be sufficient for the Boards to approve a renewal of the Agreement under Section 4 hereof.

          13. SECTION HEADINGS. The section headings used in this Agreement are included solely for convenience and shall not affect, or be used in connection with, the interpretation of this Agreement.

           14. SEVERABILITY. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

          15. GOVERNING LAW. This Agreement shall be governed by the laws of the United States to the extent applicable and otherwise by the laws of the State of Connecticut, excluding the choice of law rules thereof.

Attest:                                  EAGLE FINANCIAL CORP.


                                         By
- --------------------                         -------------------------
Secretary                                    Executive Vice
President


Attest:                                  EAGLE FEDERAL SAVINGS BANK


                                         By
- --------------------                        ------------------------
Secretary                                   President


                                           EMPLOYEE


                                           --------------------------
                                           Barbara S. Mills

                                                                   EXHIBIT 10.13







                           EAGLE FINANCIAL CORPORATION

                        Post-Retirement Compensation Plan
                              for Outside Directors



                           (EFFECTIVE JANUARY 1, 1994)

                           EAGLE FINANCIAL CORPORATION
                         Post-Retitement Compensation Plan
                               for Outside Directors

SECTION 1. PURPOSE. The purpose of the Eagle Financial Corporation Post-Retirement Compensation Plan for Outside Directors (the "Plan") is the attract and retain individuals of exceptional talent to serve as directors (the "Directors").

SECTION 2. DEFINITIONS. For purposes of the Plan, the following terms shall have the meanings specified below:

     "Administrator" shall mean the Board of Directors of the Corporation, acting to administer the Plan.

     "Board" shall mean the Board of Directors of the Corporation.

     "Change in Control" shall have the meaning assigned to such term in
     Section 5.

     "Common Stock" shall mean the shares of common stock, par value $1 per share, of the Corporation.

     "Corporation" shall mean Eagle Financial Corporation, a Delaware corporation.

     "Effective Date" shall mean January 1, 1994.

     "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

     "Outside Director" shall mean any Director who has never been an employee or officer of the Corporation or a Subsidiary.

     "Participant" shall have the meaning assigned to such term in Section 3.

     "Subsidiary" shall mean any corporation which at the time qualifies as a subsidiary of the Corporation under the definition of "subsidiary corporation" in Section 242(f) of the Internal Revenue Code of 1986, as the same may be amended from time to time.

SECTION 3. PARTICIPANTS. Each Outside Director shall automatically become a Participant in the Plan upon completion of five years of service on the Board. A Participant shall continue to be such until the Participant has received all amounts to which the Participant is entitled under the Plan, or until the Participant becomes an employee or an officer of the Corporation or a Subsidiary.

SECTION 4. COMPENSATION. The Corporation (or, if applicable, a Grantor Trust established under Section 6 hereof) shall pay each year during the

Participant's lifetime to each Participant an amount equal to the dollar value of the annual retainer fee (such dollar value to be determined by the Administrator from time to time) payable to Directors of the corporation as of the date the Participant retires or resigns as a Director or is not reelected as a Director after accepting a nomination for election. No benefits will be payable under the Plan in the event that a Director is removed from service by the regulatory authorities or for cause by the Corporation's shareholders.

Such compensation shall commence upon the earlier of (a) a Participant's retirement, resignation or removal from service as a Director on the Board, (b) any failure of a Participant to be reelected as a Director after accepting a nomination of reelection, (c) becoming disabled (as determined by the Administrator), or (d) after a Change in Control. Payments to a Participant will continue for a period equal to the number of years and partial years served on the Board, but in no event will more than ten years of payments be made. However, if a Participant dies prior to receiving the total number of payments to which he or she is entitled, his or her named beneficiary, or if no named beneficiary, to his or her surviving spouse (or the Participant's estate, if there is no beneficiary or surviving spouse) will receive a benefit equal to 100% of the benefit payable to the Participant, payable for the balance of the applicable payment period. If the payment is made to the Participant's estate, the payment shall be made in an actuarially equivalent lump sum. If the beneficiary or surviving spouse dies during this period, the lump sum value of the remaining payments which would have been payable to the beneficiary or surviving spouse will be made to such beneficiary's or spouse's estate.

If a Participant dies prior to commencement of benefits under the Plan after having served at least five years on the Board, his or her named beneficiary, or if no named beneficiary, to his or her surviving spouse will receive a benefit equal to 100% of the benefit payable to the Participant had the Participant retired at the time of death, for a period equal to the number of years and partial years served by the Participant on the Board, up to a maximum of 10 years If there is no named beneficiary or surviving spouse, such payment shall be made to the Participant's estate in an actuarially equivalent lump sum.

SECTION 5. CHANGE IN CONTROL. A "Change in Control" shall be deemed to have taken place if: (i) any person becomes the beneficial owner of 25 percent or more of the total number of voting shares of the Corporation; (ii) any person (other than the persons named as proxies solicited on behalf of the Board) holds revocable or irrevocable proxies, and to the election or removal of two or more Directors of the Corporation, for 25 percent or more of the total number of voting shares of the Corporation; (iii) any person has received the approval of the Office of Thrift Supervision (or its successor agency) ("OTS") under Section 10 of the Home Owners' Loan Act, as amended (the "Holding Company Act"), or regulations issued thereunder, to acquire control of the Corporation; (iv) any person has received approval of the OTS under Section 7(j) of the Federal Deposit Insurance Act, as amended (the "Control Act"), or regulations issued thereunder, to acquire control of the Corporation; (v) any person has commenced a tender or exchange offer, or entered into an agreement or received an option, to acquire beneficial ownership of 25 percent or more of the total number of voting shares of the Corporation, whether or not the requisite approval for such acquisition has been received under the Holding Company Act, the Control Act, or the respective regulations issued thereunder; or (vi) as the result of, or in connection with, any cash tender or exchange offer, merger or other business combination, sale of assets or contested election, or any combination of the foregoing transactions, the persons who were Directors of the Corporation before such transaction shall cease to constitute at least two- thirds of the Board of the Corporation (or its successor). For purposes of this Section 5, a "person" includes an individual, corporation, partnership, trust, association, joint venture, pool, syndicate, unincorporated organization, joint-stock company or similar organization or group acting in concert. A person for these purposes shall be deemed to be a beneficial owner as that term is used in Rule 13d-3 under the Securities Exchange Act of 1934

A "Change in Control" shall also be deemed to have taken place if the Corporation's beneficial ownership of the total number of voting shares of Eagle Federal Savings Bank is reduced to less than 50 percent.

SECTION 6. ESTABLISHMENT OF GRANTOR TRUST. The Administrator at any time may, and upon the occurrence of a Change in Control the Administrator shall, direct the Corporation to establish a grantor trust to provide for the payment of the benefits of the Participants under the Plan through the funding of such grantor trust, such funding to be effected at any time as the Administrator shall designate, but in any event within ten days of the occurrence of such Change in Control. Following its establishment, such grantor trust shall be funded by the Corporation in an amount not less than the aggregate present value, as determined by the Administrator, of all amounts that in the future will be payable to persons who are Participants on the date of such funding.

SECTION 7. NONTRANSFERABILITY. No amount due to any Participant shall be assignable or transferable, and no right or interest of any Participant shall be subject to any lien, obligation or liability. Any attempted assignment or alienation of payments hereunder shall be void and of no force or effect.

SECTION 8. AMENDMENT. The Board may amend, suspend or terminate the Plan or any portion hereof at any time; provided, however, no right under the Plan of any Participant (including the right to receive future compensation in specified amounts) immediately prior to any amendment of the Plan shall in any way be amended, modified, suspended or terminated without such Participant's prior written consent, and no compensation to which a Participant who has retired from the Board is entitled to receive pursuant to Section 4 may be reduced, terminated or forfeited at any time.

SECTION 9. WITHHOLDING. The Corporation shall have the right to deduct from any and all amounts paid to any Participant under this Plan any taxes required by law to be withheld therefrom.

SECTION 10. ADMINISTRATION. The Plan shall be administered by the Administrator who shall have the authority to adopt rules and regulations for carrying out the Plan, and who shall interpret, construe and implement the provisions of the Plan.

SECTION 11. PARTICIPANT'S RIGHTS UNSECURED. The right of any Participant to receive future payments under the provisions of the Plan shall be an unsecured claim against the general assets of the Corporation, notwithstanding the established of a grantor trust to provide for the payment of Participants' benefits hereunder.

IN WITNESS WHEREOF, the Corporation has caused this instrument to be executed by its duly authorized officer this 26th day of April, 1994.


                                EAGLE FINANCIAL CORPORATION



                                --------------------------------------
                                Vice President and Corporate Secretary

                                                                   EXHIBIT 10.15


                           Eagle Financial Corporation


                                ANNUAL INCENTIVE
                                COMPENSATION PLAN











                                 March 11, 1994

TABLE OF CONTENTS
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                                         PAGE V

OVERVIEW OF THE EXECUTIVE COMPENSATION PHILOSOPHY. . . . . . . . . . . . .    1

HIGHLIGHTS OF THE PLAN . . . . . . . . . . . . . . . . . . . . . . . . . .    2

SPECIFIC FEATURES OF THE PLAN. . . . . . . . . . . . . . . . . . . . . . .    3

     I.    Definitions . . . . . . . . . . . . . . . . . . . . . . . . . .    3

    II.    Eligibility To Participate. . . . . . . . . . . . . . . . . . .    4

   III.    Performance Measures. . . . . . . . . . . . . . . . . . . . . .    5

    IV.    Calculation of Awards . . . . . . . . . . . . . . . . . . . . .    6

     V.    How The Plan Works. . . . . . . . . . . . . . . . . . . . . . .    8

    VI.    Distribution of Awards. . . . . . . . . . . . . . . . . . . . .    9

   VII.    Plan Administration . . . . . . . . . . . . . . . . . . . . . .   10

  VIII.    Amendment, Modification, Suspension or Termination. . . . . . .   11

    IX.    Effective Date. . . . . . . . . . . . . . . . . . . . . . . . .   12

     X.    Employer Relations with Participants. . . . . . . . . . . . . .   13

    XI.    Governing Law . . . . . . . . . . . . . . . . . . . . . . . . .   14

   XII.    President's Discretion. . . . . . . . . . . . . . . . . . . . .   15

  XIII.    Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . .   16

               Appendix A     Plan Participants


Prepared by:   THE WYATT COMPANY

                                                     Eagle Financial Corporation
                                              Annual Incentive Compensation Plan
                                                                          Page 1

OVERVIEW OF THE EXECUTIVE
COMPENSATION PHILOSOPHY
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


          Based upon analyses conducted by The Wyatt Company and subsequent meetings with the Compensation Committee of the Board of Directors and senior management representatives, Eagle Financial Corporation has determined that the executive compensation program will be designed against a competitive framework of similar organizations and take into account all elements of compensation.

          In the interests of balancing all key stakeholder interests, the executives of Eagle Financial Corporation will be compensated using a combination of fixed base pay, short-term variable cash and long-term stock options. While the program elements will be balanced in total in comparison to other banking organizations, significantly more potential compensation will be provided in the form of performance-related variable compensation. Variable compensation will be both short-term and long-term based. The resulting total package has been designed to reward executives for the creation of long-term shareholder value in excess of other comparable organizations.

                                                     Eagle Financial Corporation
                                              Annual Incentive Compensation Plan
                                                                          Page 2

HIGHLIGHTS OF THE PLAN
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


          Key aspects of Eagle Financial's annual incentive compensation plan are as follows:

          - Total compensation levels are compared to similar-sized thrifts in the Northeast.

          -    The Board of Directors controls all aspects of the plan.

          -    Senior management employees are participants.

          - Based upon the business objectives of the Bank, the annual incentive program is based upon the following measures:
               -    Return on Average Assets (ROAA)
               -    Return on Average Equity (ROAE)
               -    Expense Ratio

          - These performance measures are weighted as follows in determining the overall performance:
               -    ROAA           -    40%
               -    ROAE           -    35%
               -    Expense Ratio  -    25%

          - Incentive distributions range from 0% of base salary (did not meet goal) to 40% of base salary (maximum performance under plan).

          - Award distributions are made during the first quarter of the new fiscal year for the previous fiscal year performance.

          - The three categories of incentive plan participants are as follows:




          Position                                        Range of Bonus Awards
          --------                                        ---------------------
          Chief Executive Officer                               0%  -  40%

          Executive  Vice President/Sr. Vice President          0%  -  35%

          Vice Presidents                                       0%  -  25%


                                                     Eagle Financial Corporation
                                              Annual Incentive Compensation Plan
                                                                          Page 3

SPECIFIC FEATURES OF THE PLAN
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


          The annual executive incentive program is designed to pay average incentive compensation if performance matches that of the sample comparison banks. The payouts above and below competitive performance will be more leveraged.



I.   DEFINITIONS
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

          Various terms used in the plan are defined as follows:

          BASE SALARY:             The base salary at the end of the plan year,
                                   excluding any bonuses, contributions to
                                   employee benefit programs, or other
                                   compensation not designated as salary.

          BOARD OF DIRECTORS:      The Board of Directors of Eagle Financial
                                   Corporation.

          PRESIDENT AND CEO:       President and CEO of Eagle Financial
                                   Corporation.

          MANAGEMENT
          PERFORMANCE GOALS:       Those pre-set objectives and goals which are
                                   required to activate distribution of awards under the plan.

          COMPENSATION
          COMMITTEE:               The Compensation Committee of the Board of
                                   Directors of the Holding Company.

          PLAN PARTICIPANT:        An eligible employee of the Holding Company
                                   or the Bank designated by the President and CEO and approved by the Compensation
                                   Committee for participation for the plan year.

          PLAN YEAR:               A fiscal year.

                                                     Eagle Financial Corporation
                                              Annual Incentive Compensation Plan
                                                                          Page 4

II.  ELIGIBILITY TO PARTICIPATE
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


          To be eligible for an award under the plan, a plan participant must be in the full-time service of the Holding Company or the Bank at the start and close of the plan year. If a plan participant voluntarily terminates employment during the plan year, he/she is not eligible to receive an award. However, if active full-time service is terminated due to death, disability, retirement, or if a participant is on an approved leave of absence, the President may recommend an award based on the proportion of the plan year that the plan participant was in active service with the Bank. The plan participants for the plan year are listed in Appendix A.

                                                     Eagle Financial Corporation
                                              Annual Incentive Compensation Plan
                                                                          Page 5

III.  PERFORMANCE MEASURES
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

          The operation of the plan is predicated on attaining and exceeding the business objectives of the Bank. The annual incentive program will be based upon the following measures:

               -    Return on Average Assets (ROAA)
               -    Return on Average Equity (ROAE)
               -    Expense Ratio

          These performance measures will be weighted as follows in determining the overall performance:

               -    ROAA           -    40%
               -    ROAE           -    35%
               -    Expense Ratio  -    25%

          Based upon the business objectives established by the Bank and considering the performance of similar-sized thrifts in the Northeast, the following performance targets have been established for performance levels 1 through 5:

                                                     PERFORMANCE TABLE


                                                    PERFORMANCE LEVELS
                 TARGETED     PERFORMANCE                                          UNWEIGHTED         WEIGHTED
  TARGET       PERFORMANCE      WEIGHT       1      2       3       4       5        RESULTS          RESULTS
  ------       -----------    ------------  ---    ---     ---     ---     ---     ----------         --------
  ROAA            .84%           .40        .67    .76     .84     .92     1.01        ___              ___

  ROAE          10.85%           .35       8.53   9.76   10.85   11.94    13.13        ___              ___

  Exp. Ratio     2.18%           .25       2.40   2.29    2.18    2.07     1.97        ___              ___

  Total Performance                                                                                     ____

            Performance level 3 is equal to the targeted performance.

                                                     Eagle Financial Corporation
                                              Annual Incentive Compensation Plan
                                                                          Page 6

IV.  CALCULATION OF AWARDS
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


          The following table establishes the range of incentives available for each of the following positions and the target incentive payout assuming each performance target is met.


                            STANDARD INCENTIVE TABLE

                   POSITION                          PERCENT OF
                   GROUPING                          BASE SALARY
                   ---------                         -----------
                   CEO                               0% - 40%
                                                   (Target = 20%)

                   Exec. VP, Sr. VP's                0% - 35%
                                                   (Target = 17.5%)

                   VP's                              0% - 25%
                                                   (Target = 12.5%)

          In order to accommodate a compensation philosophy that significantly leverages the incentives paid based upon performance, a modification factor table is used. This table modifies the standard incentive table based on the total performance rating and establishes the basis for incentive payouts.


                            MODIFICATION FACTOR TABLE

              TOTAL PERCORMANCE                      PAYOUT AS A PERCENT
                  RATING                             OF STANDARD (TARGET)
              -----------------                      --------------------
                  0 -1.0                                      0%
               1.01 -2.0                                      0%
               2.01 -3.0                                  25% -  100%
               3.01 -4.0                                 100% -  175%
               4.01 -5.0                                 175% -  250%

          When applying this modification factor, the range of potential payouts for each position grouping could be modified. It would be modified in those cases where an "outstanding" performance rating warrants. For instance, for the CEO position, a total performance rating of 5.0 would result in a payout that is greater than the standard incentive of 40%. In this case, the payout would be 50% of base salary, or 250% of target (2.5 x 20%). Each year the standard incentive and modification factor tables will be reviewed to ensure consistency with the Bank's compensation philosophy.

                                                     Eagle Financial Corporation
                                              Annual Incentive Compensation Plan
                                                                          Page 7


          Award distributions using the modification factor table are summarized below:

                               AWARD DISTRIBUTION
                                % OF BASE SALARY


            TOTAL                               EVP
          PERFORMAMCE        CEO               SVP              VP
            RATING           AWARD             AWARD            AWARD
            ------           -----             -----            -----
              1.0               0%                0%               0%
              2.0               0%                0%               0%
              2.25            5.0%              3.5%             2.0%
              2.50           10.0%              8.2%             5.5%
              2.75           15.0%             12.8%             9.0%
              3.00           20.0%             17.5%            12.5%
              3.25           23.8%             20.8%            14.9%
              3.50           27.5%             24.1%            17.2%
              3.75           31.3%             27.3%            19.6%
              4.00           35.0%             30.6%            21.9%
              4.25           38.8%             33.9%            24.3%
              4.50           42.5%             37.2%            26.6%
              4.75           46.3%             40.5%            29.0%
              5.00           50.0%             43.8%            31.3%

                                                     Eagle Financial Corporation
                                              Annual Incentive Compensation Plan
                                                                          Page 8

V.  HOW THE PLAN WORKS
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

     Here is an example of how the plan works. In this example, assume the Bank achieves an ROAA of .87, an ROAE of 11.00 and an Expense Ratio of 2.23. Using the performance table below and the performance weights identified on page 5, a total performance rating of 3.1 would be calculated.

                                PERFORMANCE TABLE


                                                     PERFORMANCE LEVELS
                 TARGETED     PERFORMANCE                                          UNWEIGHTED         WEIGHTED
  TARGET       PERFORMANCE      WEIGHT       1      2       3       4       5        RESULTS          RESULTS
  ------       -----------    ------------  ---    ---     ---     ---     ---     ----------         --------
   ROAA            .84%          .40        .67    .76     .84     .92    1.01          3.4             1.36

   ROAE          10.85%          .35       8.53   9.76   10.85   11.94   13.13          3.1             1.09

   Exp. Ratio     2.18%          .25       2.40   2.29    2.18    2.07    1.97          2.5              .63

   Total Performance                                                                             3.08 or 3.1


          In this example, the unweighted result is the interpolated performance level, which is then multiplied by the performance weight. Each weighted result is added together to develop the total performance rating.

          Using the awards distribution on page 7, this total performance of 3.1 can again be interpolated between 3.0 and 3.25. The resulting incentive payouts as a percent of base pay would be as follows:


                 CEO    - 21.5%
                 EVP/SVP- 18.8%
                 VP     - 13.5%

                                                     Eagle Financial Corporation
                                              Annual Incentive Compensation Plan
                                                                          Page 9

VI. DISTRIBUTION OF AWARDS
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

          Awards will be made during the first quarter following the plan year and must be approved by the Compensation Committee. IN THE EVENT OF A DEATH, any approved award will be paid to the designated beneficiary of the participant as recorded under the Bank's group life insurance program, or in the absence of a valid designation, to the participant's estate.

                                                     Eagle Financial Corporation
                                              Annual Incentive Compensation Plan
                                                                         Page 10

VII.  PLAN ADMINISTRATION
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

          The Compensation Committee has the power and authority to construe, interpret and manage, control and administer this plan, and to pass and decide upon cases in conformity with the objectives of the plan as established by the Board of Directors of the Holding Company.


          Any decision made or action taken by the Holding Company, the Board of Directors, or the Compensation Committee arising out of, or in connection with, the administration, interpretation, and effect of the plan shall be at their absolute discretion and will be conclusive and binding. No member of the Board of Directors or the Compensation Committee, or any employee, shall be liable for any action, whether of omission or commission, made in accordance with the provisions of the plan.

                                                     Eagle Financial Corporation
                                              Annual Incentive Compensation Plan
                                                                         Page 11

VIII.  AMENDMENT, MODIFICATION,
       SUSPENSION OR TERMINATION
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

          The organization reserves the right to amend, modify, suspend, reinstate or terminate all or part of the plan within 90 days after the end of any plan year. If so, the Compensation Committee will give prompt written notice, within said period of plan changes, to each participant. In the event of a merger or acquisition, the plan and related financial formulas will be reviewed and, if necessary, revised to take into account the financial status of any merged institution.

                                                     Eagle Financial Corporation
                                              Annual Incentive Compensation Plan
                                                                         Page 12

IX. EFFECTIVE DATE
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

          The effective date of the plan is October 1, 1993 and will be October 1 for each year for succeeding plan years.

                                                     Eagle Financial Corporation
                                              Annual Incentive Compensation Plan
                                                                         Page 13

X.  EMPLOYER RELATION WITH PARTICIPANTS
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

          The plan shall not be construed as conferring any legal rights upon participants or guaranteeing continued employment. Also, the plan will not interfere with the right of an employer to discharge or otherwise deal with a participant.

                                                     Eagle Financial Corporation
                                              Annual Incentive Compensation Plan
                                                                         Page 14

XI.  GOVERNING LAW
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

          Except to the extent pre-empted under Federal law, the provisions of the plan shall be construed, administered and enforced in accordance with the domestic internal law of the State of Connecticut.

          In the event of relevant changes in the Internal Revenue Code, related rulings and regulations, the Board may accelerate or change the manner of payments or amend the provisions of the plan.

                                                     Eagle Financial Corporation
                                              Annual Incentive Compensation Plan
                                                                         Page 15

XII.  PRESIDENT'S DISCRETION
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

          The President and CEO of the Holding Company will review the amounts to be awarded to individual participants. The President and CEO may recommend a change to a bonus award (increase or decrease) based on assessment of individual performance. The Board of Directors may amend the President and CEO's bonus award.

          No award will be made to an officer who does not meet performance standards.

                                                     Eagle Financial Corporation
                                              Annual Incentive Compensation Plan
                                                                         Page 16

XIII.  SUMMARY
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

          The intent of this plan is to provide short-term incentive opportunities that:


          -   Are leveraged to reflect performance.

          - Establish a target, but also recognize the variation in performance around the target.

          - Consider the relationship among the different performance measures when determining award levels.

                                                                      APPENDIX A

                                PLAN PARTICIPANTS



                 NAME                                 INCENTIVE RANGE
                 ----                                 ---------------
            Ralph Linsley                                 0% - 40%

            Robert Britton                                0% - 35%

            Ercole Labadia                                0% - 35%

            Mark Blum                                     0% - 35%

            Kenneth Burns                                 0% - 35%

            James Donnelly                                0% - 35%

            Kathy Leach                                   0% - 25%

            Don Crandall                                  0% - 25%

            Joan Warkoski                                 0% - 25%

            Louis Rohner                                  0% - 25%

            Peter Leone                                   0% - 25%

            Janet Recidivi                                0% - 25%

                                                                    EXHIBIT 23.2

The Board of Directors
 and the Shareholders
Eagle Financial Corp:

We consent to the use of our reports included herein and to the reference to our Firm under the headings "Selected Financial and Other Data" and "Experts" in the prospectus.

KPMG PEAT MARWICK

Hartford, Connecticut
August 9, 1994

                                                                    EXHIBIT 23.3


The Board of Directors
  and the Shareholders of
Eagle Financial Corp:


We consent to the reference to our firm under the captions "Experst" and "Selected Financial and Other Data" and to the use of our report dated October 29, 1992in the Registration Statement (Form S-2) and related Prospectus of Eagle Financial Corp. for the registration of 1,299,500 shares of its common stock.

ERNST & YOUNG LLP

Hartford, Connecticut
August 9, 1994

                                                                      EXHIBIT 99

SECTION 145. INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS; INSURANCE.

     (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of NOLO CONTENDERE or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

     (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

     (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

     (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

     (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

     (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

     (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. (8 Del. C. 1953, Section 145;56 Del. Laws, c. 50;56 Del. Laws, c. 186, Section 6;57 Del. Laws, c. 421, Section 2;59 Del. Laws, c. 437, Section 7;63 Del. Laws, c. 25, Section 1;64 Del. Laws,
c. 112, Section 7;65 Del. Laws, c. 289, Sections 3-6;67 Del. Laws, c. 376,
Section 3).


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